Exhibit 99.1
Excerpts from
Novartis Annual Report 2016

NOVARTIS

Corporate governance

Contents

Letter from the Chairman
Summary of our corporate governance approach
Our shares and our shareholders
Our Board of Directors
Our management
Our independent external auditors
Our corporate governance framework
Further information

Dear shareholder,

In 2016, we refreshed our Board with new members, focused on the new operating model of Novartis, and further strengthened our corporate governance.

The mandate of our Board
Our Board is accountable for stewardship, governance and oversight, and for setting the strategic direction to deliver sustainable value. We achieve this by setting a clear strategy for Novartis and through an effective governance.
Our Board is also responsible for appointing our CEO and the other Executive Committee members. We assert independent judgment and work closely with our Executive Committee to ensure our strategy is properly implemented, our ethical standards are applied, and our performance is optimized.
Board composition
To be effective and independent, our Board must have the right composition, structure and processes, and a clear understanding of its role and responsibilities. Our Board meets these requirements.
Our Board is comprised of 12 non-executive, independent members with diverse education, experience, nationalities and interpersonal skills. This diversity was further strengthened when Ton Buechner and Liz Doherty joined in February 2016, reinforcing our Board’s expertise in finance and accounting, as well as in leadership and management. With this, we achieved a substantial Board refreshment. Two-thirds of our Board members have a tenure of less than six years, balancing the benefits of continuity and experience with refreshment, without applying a mandatory term limit.

In line with committee succession plans, Liz joined our Audit and Compliance Committee (ACC), and was designated as Financial Expert. Subject to their re-election at the Annual General Meeting of Shareholders (AGM) 2017, Liz will take over the chairmanship of the ACC from Srikant Datar; Srikant will remain an ACC member, designated as second Financial Expert; and he will take over the chairmanship of the Risk Committee from Andreas von Planta, who has already taken over the chairmanship of the Governance, Nomination and Corporate Responsibilities Committee (GNCRC) from Pierre Landolt.
All Board members are non-executive and independent, as defined by our own rules and those of the Swiss Code of Best Practice for Corporate Governance. We have established processes to ensure our Board functions effectively, promoting efficient and balanced decision-making, and enabling our Board to effectively fulfill its duties in the best interest of our shareholders, employees and other stakeholders.
We emphasize training, performance evaluation and ongoing improvement of our Board and its members, as well as succession planning. To get an outside view on where we could improve further, we initiate a performance and effectiveness evaluation by an independent expert on a regular basis, with the most recent external review being completed during 2014.
The focus of our Board in 2016
The key areas that our Board focused on in 2016 were structural, cultural and leadership changes, as well as the corporate responsibility programs, compliance and the compensation system.
We re-evaluate the strategic direction of Novartis each year and make necessary changes in line with our mandate to create sustainable value.
Last year, a key strategic topic for our Board was the continuing transformation of Novartis. This began in 2014 when we focused our company on our core businesses and created a more integrated organization to facilitate collaboration, drive efficiency, and support productivity gains. In 2016, in close cooperation with our Executive Committee, we implemented additional structural changes aimed at positioning our company for future growth. They included creating Global Drug Development and manufacturing organizations to further enhance efficiency and effectiveness. As a result of these actions, in just over three years, Novartis has transformed from a strongly divisionalized organization to a more integrated, streamlined company focused on key segments and able to take advantage of its global scale. For details on our strategy and structure, please see pages 14 – 19. We also strengthened our focus on the corporate culture of Novartis as defined by the Novartis Values and Behaviors.
The GNCRC also reviewed progress on Novartis Access, our portfolio of 15 on- and off-patent medicines offered to governments and public-sector customers in low- and lower-middle-income countries at a price of USD 1 per treatment per month, which completed its first year of implementation. The Novartis Malaria Initiative, the Healthy Family social business, and our corporate volunteering program were also reviewed. The GNCRC also reviewed Novartis’ performance in key sustainability ratings and discussed the potential for introducing more robust reporting on the social impact of our activities. For further information on our corporate responsibility efforts, please see the Corporate Responsibility chapter, beginning on page 60, and our Corporate Responsibility Performance Report on the Novartis website: www.novartis.com/about-us/corporate-responsibility.
To meet the increasing expectations of patients and society in a way that makes us proud, we also took further steps in the compliance area. We enhanced our core compliance processes and strengthened our Integrity & Compliance function. Further, we evolved the way we work to increase access to evidence-based information about our products and services, with the aim of helping doctors deliver the best possible care for patients. We will continue to focus on further strengthening leaders’ accountability at all levels of the organization for compliance.
And, finally, we continued to refine our compensation system in line with best practice principles. For further information, please see our Compensation Report, beginning on page 110.

Role of the Chairman
As independent, non-executive Chairman, I am responsible for the leadership of the Board, ensuring its effectiveness in all aspects of its role. I also make sure we effectively collaborate with our CEO and the Executive Committee.
I ensure that our Board and its committees work effectively, setting the agenda, style and tone of Board discussions. I promote constructive challenge and debate, as well as effective decision-making, while ensuring that our performance is regularly evaluated and that our members are provided with appropriate support, education and advice.
In addition, I support, mentor and challenge our CEO, without interfering in the operational management of Novartis.
I am supported in my tasks by our Vice Chairman, Enrico Vanni, who would lead the Board if I were incapacitated.
Strengthened governance framework
During the last two years, we took steps to further strengthen our corporate governance, implementing the rules of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies. We introduced annual elections of the Chairman of the Board, of all Board members, and of Compensation Committee members. We also introduced yearly binding shareholder votes on the aggregate compensation of our Board and Executive Committee, as well as a yearly non-binding shareholder vote on the Compensation Report.
Last year we also addressed the question of auditor rotation. We concluded that, at this stage, continuing with the yearly assessment of PwC’s objectivity, effectiveness and independence, and with the regular rotation of the audit partner in charge, is in the best interest of Novartis, its investors and other stakeholders.
Importance of shareholder engagement
Engagement with our shareholders is critical to our company’s long-term success. Our Board is committed to continuous shareholder engagement. We strive to exchange views with our shareholders in an atmosphere of trust and respect that promotes a collaborative dialogue, with views and positions expressed openly to enhance mutual understanding. As part of these efforts, based on a structured annual program, our governance specialists meet regularly with their peers from shareholder groups, and I personally meet with many of our shareholders, discussing strategy and governance. Our shareholder engagement meaningfully contributes to the continuing evolution of our governance framework.
Joerg Reinhardt
Chairman of the Board of Directors

Summary of our corporate governance approach

Governance bodies General Meeting of ShareholdersApproves operating and financial review, Novartis Group consolidated financial statements and financial statements of Novartis AG; decides appropriation of available earnings and dividend; approves compensation of Board and Executive Committee; elects Board members, Chairman, Compensation Committee members, Independent Proxy and external auditors; adopts Articles of IncorporationExternal auditorProvides opinion on compliance of Novartis Group consolidated financial statements and the financial statements of NovartisAG with applicable standards and Swiss law, on compliance of the Compensation Report with applicable law, on effectiveness of internal control over financial reporting, and on the corporate responsibility reporting of NovartisBoard of DirectorsAudit and Compliance CommitteeCompensation CommitteeGovernance, Nomination and Corporate Responsibilities CommitteeResearch & Development CommitteeRisk CommitteeSets strategic direction of Novartis, appoints and oversees key executives, approves major transactions and investmentsExecutive CommitteeResponsible for operational management of Novartis
Leadership structure
Independent, non-executive Chairman and separate CEO
Board governance
Structure
All Board members are non-executive and independent, as defined by our rules. The Board has assigned responsibilities to five committees:
— Audit and Compliance Committee
— Compensation Committee
— Governance, Nomination and Corporate Responsibilities Committee
— Research & Development Committee
— Risk Committee
Composition
Board members have diverse education, experience, nationalities and interpersonal skills. Their biographies (beginning on page 94) describe their specific qualifications.
Processes
The Board’s processes significantly influence its effectiveness. The Board has implemented best practices for all such processes. Important elements include Board meeting agendas (to address all important topics), information submitted to the Board (to ensure the Board receives sufficient information from management to perform its supervisory duty and to make decisions that are reserved for it), and boardroom behavior (to promote an efficient and balanced decision-making process).
Board and Executive Committee compensation
Information on Board and Executive Committee compensation is outlined in our Compensation Report, beginning on page 110.

Our shares and our shareholders

Our shares
Share capital of Novartis AG
As of December 31, 2016, the share capital of Novartis AG is CHF 1 313 557 410 fully paid-in and divided into 2 627 114 820 registered shares, each with a nominal value of CHF 0.50 (Novartis share). Novartis AG has neither authorized nor conditional capital. There are no preferential voting shares; all Novartis shares have equal voting rights. No participation certificates, non-voting equity securities (Genussscheine), or profit-sharing certificates have been issued.
Novartis shares are listed on the SIX Swiss Exchange (ISIN CH0012005267, symbol: NOVN), and on the New York Stock Exchange (NYSE) in the form of American depositary receipts (ADRs) representing Novartis American depositary shares (ADSs) (ISIN US66987V1098, symbol: NVS).
The holder of an ADR has the rights enumerated in the deposit agreement (such as the right to give voting instructions and to receive dividends). The ADS depositary of Novartis AG – JPMorgan Chase Bank, New York – holding the Novartis shares underlying the ADRs is registered as a shareholder in the Novartis Share Register. An ADR is not a Novartis share and an ADR holder is not a Novartis AG shareholder. ADR holders exercise their voting rights by instructing the depositary to exercise their voting rights. Each ADR represents one Novartis share.
Changes in share capital
During the last three years, the following changes were made to the share capital of Novartis AG:
In 2014, the share capital of Novartis AG did not change. In 2015, Novartis AG reduced its share capital by CHF 14.6 million (from CHF 1 353 096 500 to CHF 1 338 496 500) by canceling 29.2 million Novartis shares repurchased on the second trading line during 2013 and 2014. In 2016, Novartis AG reduced its share capital by CHF 24.9 million (from CHF 1 338 496 500 to CHF 1 313 557 410) by canceling 49.9 million Novartis shares repurchased on the second trading line during 2015.
Capital changes
Number of shares

Year	As of Jan 1	Changes in shares	As of Dec 31	Changes in CHF

2014	2 706 193 000		2 706 193 000

2015	2 706 193 000	– 29 200 000	2 676 993 000	– 14 600 000

2016	2 676 993 000	– 49 878 180	2 627 114 820	– 24 939 090

A table with additional information on changes in the Novartis AG share capital can be found in Note 8 to the financial statements of Novartis AG.
Convertible or exchangeable securities
Novartis AG has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than options (and similar instruments such as stock appreciation rights) granted under or in connection with equity-based participation plans of Novartis associates. Novartis AG does not grant any new stock options under these plans.
Share repurchase programs
At the Annual General Meeting (AGM) in February 2008, shareholders approved the sixth share repurchase program authorizing the Board to repurchase Novartis shares up to a maximum of CHF 10 billion via a second trading line on the SIX Swiss Exchange. In 2008, a total of 6 million Novartis shares were repurchased at an average price of CHF 49.42 per Novartis share, and canceled in 2009. In April 2008, the share repurchases were suspended in favor of debt repayment. In December 2010, the Board announced the reactivation of the share repurchases. In 2011, 39 430 000 Novartis shares were repurchased at an average price of CHF 52.81 per Novartis share, and canceled in 2012. In 2012, no Novartis shares were repurchased. In 2013, 2 160 000 Novartis shares were repurchased at an average price of CHF 70.58 per Novartis share. In 2014, 27 040 000 Novartis shares were repurchased at an average price of CHF 81.18 per Novartis share. In 2015, 29 200 000 Novartis shares repurchased in 2013 and 2014 were canceled. In the same year, 49 878 180 Novartis shares were repurchased at an average price of CHF 93.24 per Novartis share, and canceled in 2016. With those repurchases, the sixth share repurchase program was completed.
At the AGM in February 2016, shareholders approved the seventh share repurchase program authorizing the Board to repurchase Novartis shares up to a maximum of CHF 10 billion. In 2016, a total of 10 270 000 Novartis shares were repurchased at an average price of CHF 74.67 per Novartis share.
Share developments
Share developments in 2016
— Swiss-listed Novartis shares decreased 14.6% to CHF 74.10
— ADRs decreased 15.3% to USD 72.84

Novartis shares finished at CHF 74.10, a decrease of 14.6% from the 2015 year-end closing price of CHF 86.80. Novartis ADRs decreased in 2016 by 15.3% to USD 72.84 from USD 86.04. The Swiss Market Index (SMI), in comparison, decreased by 6.8% in 2016, whereas the world pharmaceutical index (MSCI) decreased by 12.0% during the year. Total shareholder return for Novartis shares in 2016 was -11.4% in CHF and -13.8% in USD. The disappointing Alcon performance, the slow uptake of Entresto and the patent expiration of Gleevec in US weighed on our share price in 2016. Over a longer-term period, Novartis AG has consistently delivered a solid performance, providing a 8.7% compounded annual total shareholder return between January 1, 1996 and December 31, 2016, exceeding the 8.4% compounded returns of its large pharmaceutical peers (see page 115; “benchmark companies”), or the returns of 8.3% of the MSCI.
The market capitalization of Novartis AG based on the number of Novartis shares outstanding (excluding Novartis treasury shares) amounted to USD 172 billion as of December 31, 2016, compared to USD 208 billion as of December 31, 2015.
Continuously rising dividend since 1996
The Board proposes a 2% increase in the dividend payment for 2016 to CHF 2.75 per Novartis share (2015: CHF 2.70) for approval at the AGM on February 28, 2017. This represents the 20th consecutive increase in the dividend paid per share since the creation of Novartis AG in December 1996, which reflects the successful execution of the Group’s strategy as well as the performance of the Executive Committee and all Novartis associates. If the 2016 dividend proposal is approved by shareholders, dividends to be paid out will total approximately USD 6.4 billion (2015: USD 6.5 billion). This will result in an expected payout ratio of 96% of net income from continuing operations (2015: 92% and 36% of net income attributable to shareholders of Novartis AG). Based on the 2016 year-end share price of CHF 74.10, the dividend yield will be 3.7% (2015: 3.1%). The dividend payment date has been set for March 6, 2017.
Direct Share Purchase Plan
As of June 20, 2016, Novartis no longer provides a Direct Share Purchase Plan. All participants were informed about the termination through a letter, which also included details about available options and the modalities of the closure.
Novartis 2016 share price movement(based on USD amounts)115110105100 95 90 85 80Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov DecNovartisPeersMSCI World MarketsMSCI World PharmaSource: Datastream; data are converted into US dollars and re-based to 100 at January 1, 2016. Currency fluctuations have an influence on the representation of the relative performance of Novartis vs. indices and peers.
Novartis 1996–2016 total shareholder return(based on USD amounts)800700600500400300200100  096 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16NovartisPeersMSCI World MarketsMSCI World PharmaSource: Datastream; data are converted into US dollars and re-based to 100 at January 1, 1996. Currency fluctuations have an influence on the representation of the relative performance of Novartis vs. indices and peers.
Key Novartis share data
	2016	2015	2014

Issued shares	2 627 114 820	2 676 993 000	2 706 193 000

Treasury shares [1]	253 055 807	303 098 183	307 566 743

Outstanding shares at December 31	2 374 059 013	2 373 894 817	2 398 626 257

Weighted average number of shares outstanding	2 378 474 555	2 402 806 352	2 425 782 324

[1] Approximately 135 million treasury shares (2015: 137 million; 2014: 153 million) are held in entities that restrict their availability for use.

Per-share information1
	2016	2015	2014

Basic earnings per share (USD) from continuing operations	2.82	2.92	4.39

Basic earnings per share (USD) from discontinued operations		4.48	– 0.18

Total basic earnings per share (USD)	2.82	7.40	4.21

Diluted earnings per share (USD) from continuing operations	2.80	2.88	4.31

Diluted earnings per share (USD) from discontinued operations		4.41	– 0.18

Total diluted earnings per share	2.80	7.29	4.13

Operating cash flow (USD) from continuing operations	4.82	5.03	5.73

Year-end equity for Novartis AG shareholders (USD)	31.52	32.46	29.50

Dividend (CHF) [2]	2.75	2.70	2.60

[1] Calculated on the weighted average number of shares outstanding, except year-end equity
[2] 2016: proposal to shareholders for approval at the Annual General Meeting on February 28, 2017
Key ratios – December 31
	2016	2015	2014

Price/earnings ratio [1]	25.7	11.9	22.2

Price/earnings ratio from continuing operations [1]	25.7	30.1	21.3

Enterprise value/EBITDA from continuing operations	13	16	15

Dividend yield (%) [1]	3.7	3.1	2.8

[1] Based on the Novartis share price at December 31 of each year
Key data on ADRs issued in the US
	2016	2015	2014

Year-end ADR price (USD)	72.84	86.04	92.66

High [1]	86.21	106.12	96.65

Low [1]	67.59	83.96	78.20

Number of ADRs outstanding [2]	315 349 314	299 578 398	307 623 364

[1] Based on the daily closing prices
[2] The depositary, JPMorgan Chase Bank, holds one Novartis AG share for every ADR issued.
Share price (CHF)
	2016	2015	2014

Year-end share price	74.10	86.80	92.35

High [1]	86.45	102.30	93.80

Low [1]	68.15	82.20	70.65

Year-end market capitalization (USD billions) [2]	172.0	208.3	223.7

Year-end market capitalization (CHF billions) [2]	175.9	206.1	221.5

[1] Based on the daily closing prices
[2] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares).
Our shareholders
Significant shareholders
According to the Novartis Share Register, as of December 31, 2016, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis AG, with the right to vote all these Novartis shares based on an exemption granted by the Board (see page 84):1
— Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, holding 2.6%; Emasan AG, with its registered office in Basel, holding 3.4%; and UBS Fund Management (Switzerland) AG, with its registered office in Basel, holding 2.1%
— Nominees: Chase Nominees Ltd., London, holding 8.5%; Nortrust Nominees, London, holding 3.9%; and The Bank of New York Mellon, New York, holding 4.4% through its nominees, The Bank of New York Mellon, Everett, holding 1.8%, and The Bank of New York Mellon, Brussels, holding 2.6%
— ADS depositary: JPMorgan Chase Bank, New York, holding 12.0%
According to a disclosure filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, held 2.02% of the share capital of Novartis AG as of December 31, 2016.

According to disclosure notifications filed with Novartis AG and the SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2016:
— Capital Group Companies Inc., Los Angeles
— BlackRock Inc., New York
Disclosure notifications pertaining to shareholdings in Novartis AG that were filed with Novartis AG and the SIX Swiss Exchange are published on the latter’s electronic publication platform, and can be accessed via:
www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.
Cross shareholdings
Novartis AG has no cross shareholdings in excess of 5% of capital, or voting rights with any other company.

1 Excluding 4.5% of the share capital held as treasury shares by Novartis AG and its entities that restrict their availability for use

Distribution of Novartis shares
The information in the following tables relates only to registered shareholders and does not include holders of unregistered shares. Also, the information provided in the tables below cannot be assumed to represent the entire Novartis AG investor base because nominees and JPMorgan Chase Bank, as ADS depositary, are registered as shareholders for a large number of beneficial owners.
As of December 31, 2016, Novartis AG had approximately 171 000 registered shareholders.
Number of shares held
As of December 31, 2016	Number of registered shareholders	% of registered share capital

1–100	25 153	0.06

101–1'000	103 217	1.66

1'001–10'000	38 138	4.03

10'001–100'000	3 427	3.40

100'001–1'000'000	481	5.47

1'000'001–5'000'000	71	5.53

5'000'001 or more [1]	35	50.12

Total registered shareholders/shares	170 522	70.27

Unregistered shares		29.73

Total		100.00

[1] Including significant registered shareholders as listed above
Registered shareholders by type
As of December 31, 2016	Shareholders in %	Shares in %

Individual shareholders	96.24	13.28

Legal entities [1]	3.70	35.11

Nominees, fiduciaries and ADS depositary	0.06	51.61

Total	100.00	100.00

[1] Excluding 4.5% of the share capital held as treasury shares by Novartis AG and its entities that restrict their availability for use
Registered shareholders by country
As of December 31, 2016	Shareholders in %	Shares in %

Belgium	0.14	4.08

France	2.37	0.49

Germany	5.27	2.00

Japan	0.16	0.73

Switzerland [1]	88.60	42.53

United Kingdom	0.47	23.43

United States	0.31	23.93

Other countries	2.68	2.81

Total	100.00	100.00

Registered shares held by nominees are shown in the country where the company/affiliate entered in the Novartis Share Register as shareholder has its registered seat.
[1] Excluding 4.5% of the share capital held as treasury shares by Novartis AG and its entities that restrict their availability for use
Shareholder rights
Shareholders have the right to receive dividends, to vote and to execute all other rights as granted under Swiss law and the Articles of Incorporation.
Right to vote
Each Novartis share registered with the right to vote entitles the holder to one vote at General Meetings of Shareholders (General Meetings). Novartis shares can only be voted if they are registered with voting rights in the Novartis Share Register by the third business day before the General Meeting (for shareholder registration and voting restrictions, see page 84).
ADR holders may vote by instructing JPMorgan Chase Bank, the ADS depositary, to exercise the voting rights attached to the registered Novartis shares underlying the ADRs. JPMorgan Chase Bank exercises the voting rights for registered Novartis shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee. Such designee has to be a Novartis AG shareholder.
Powers of General Meetings of Shareholders
The following powers are vested exclusively in the General Meeting:
— Adoption and amendment of the Articles of Incorporation
— Election and removal of the Chairman of the Board, Board and Compensation Committee members, the Independent Proxy and external auditors
— Approval of the management report (if required) and of the consolidated financial statements
— Approval of the financial statements of Novartis AG, and decision on the appropriation of available earnings shown on the balance sheet, including dividends
— Approval of the maximum aggregate amounts of compensation of the Board (for the period from an AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM)
— Grant of discharge to Board and Executive Committee members
— Decision of other matters that are reserved by law or by the Articles of Incorporation to the General Meeting of Shareholders
Resolutions and elections at General Meetings
The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under the Articles of Incorporation (www.novartis.com/corporate-governance), the approval of two-thirds of the votes represented at the meeting is required for:
— An alteration of the purpose of Novartis AG
— The creation of shares with increased voting powers
— An implementation of restrictions on the transfer of registered shares, and the removal of such restrictions

— An authorized or conditional increase of the share capital
— An increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property or the grant of special rights
— A restriction or suspension of rights or options to subscribe
— A change of location of the registered office of Novartis AG
— The dissolution of Novartis AG
In addition, the law provides for a qualified majority for other resolutions, such as a merger or spin-off.
Other shareholder rights
Shareholders representing at least 10% of the Novartis share capital may request that an extraordinary General Meeting be convened. Shareholders representing Novartis shares with an aggregate nominal value of at least CHF 1 million may request that an item be included in a General Meeting agenda. Such requests must be made in writing at least 45 days before the meeting, specify the agenda item to be included, and contain the proposal on which the shareholder requests a vote.
Shareholders can vote their Novartis shares by themselves or appoint another shareholder or the Independent Proxy to vote on their behalf. All shareholders (who are not yet registered on the online platform; see below) receive a General Meeting invitation letter with a proxy appointment form for the appointment of the Independent Proxy. On this form, shareholders can instruct the Independent Proxy to vote on alternative or additional motions related to the agenda items either (i) according to the motions of the Board for such alternative or additional motions, or (ii) against such alternative or additional motions. They can also abstain from voting.
Novartis AG offers shareholders the opportunity to use an online platform (the Sherpany Platform) to receive notices of future General Meetings exclusively by email and to electronically give their instructions to the Independent Proxy, grant powers of attorney to other shareholders, and order their admission cards online. The General Meeting registration form enables shareholders who are not yet registered on the Sherpany Platform to order detailed documents related to opening a Sherpany account. They may also do so by contacting the Novartis Share Registry. Shareholders can deactivate their online account at any time and again receive invitations in paper form.
Other rights associated with a registered Novartis share may only be exercised by the shareholder, its legal representative, another shareholder with the right to vote, the Independent Proxy, an usufructuary (a person who is not the owner of the share but who is entitled to exercise shareholder rights), or a nominee who is registered in the Novartis Share Register.
Shareholder registration
Only shareholders, usufructuaries or nominees registered in the Novartis Share Register with voting rights may exercise their voting rights. To be registered with voting rights, a shareholder must declare that he or she acquired the shares in his or her own name and for his or her own account. According to the Articles of Incorporation, the Board may register nominees with the right to vote. For restrictions on the registration of nominees, please see below.
The Articles of Incorporation provide that no shareholder shall be registered with the right to vote for more than 2% of the registered share capital. The Board may, upon request, grant an exemption from this restriction. Considerations include whether the shareholder supports the Novartis goal of creating sustainable value and has a long-term investment horizon. In 2016, the Board approved an exemption requested by UBS Fund Management (Switzerland) AG based on the fulfilment of the requirements as disclosed above. Further exemptions are in force for the registered significant shareholders listed on page 82 under Our Shareholders – Significant Shareholders, and for Norges Bank (Central Bank of Norway), Oslo, which as of December 31, 2016, was not registered in the share register but according to disclosure notification filed with Novartis AG, held 2.02% of the share capital of Novartis AG.
The same registration and voting restrictions indirectly apply to holders of ADRs.
Given that shareholder representation at General Meetings traditionally has been rather low in Switzerland, Novartis AG considers registration restrictions necessary to prevent a minority shareholder from dominating a General Meeting.
The Articles of Incorporation provide that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the individuals for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed on page 82 under Our Shareholders – Significant Shareholders, and for the nominee Citi Bank, London, which in 2015 requested an exemption, but as of December 31, 2016, was not registered in the Novartis Share Register.
The same restrictions indirectly apply to holders of ADRs.
Registration restrictions in the Articles of Incorporation may only be removed through a resolution of the General Meeting, with approval of at least two-thirds of the votes represented at the meeting.
Shareholders, ADR holders, or nominees who are linked to each other or who act in concert to circumvent registration restrictions are treated as one person or nominee for the purposes of the restrictions on registration.

No restrictions on trading of shares
No restrictions are imposed on the transferability of Novartis shares. The registration of shareholders in the Novartis Share Register or in the ADR register kept by JPMorgan Chase Bank does not affect the tradability of Novartis shares or ADRs. Registered Novartis shareholders or ADR holders may therefore purchase or sell their Novartis shares or ADRs at any time, including before a General Meeting, regardless of the record date. The record date serves only to determine the right to vote at a General Meeting.
Change-of-control provisions
No opting up, no opting out
According to the Swiss Federal Act on Financial Infrastructures, anyone who – directly, indirectly or acting in concert with third parties – acquires equity securities exceeding 33 1/3% of the voting rights of a company (whether or not such rights are exercisable) is required to make an offer to acquire all listed equity securities of that company. A company may raise this threshold up to 49% of the voting rights (“opting up”) or may, under certain circumstances, waive the threshold (“opting out”). Novartis AG has not adopted any such measures.
Change-of-control clauses
In accordance with good corporate governance and the rules of the Ordinance against Excessive Compensation in Listed Companies, there are no change-of-control clauses and “golden parachute” agreements benefiting Board members, Executive Committee members, or other members of senior management. Furthermore, employment contracts with Executive Committee members do not contain notice periods or contract periods exceeding 12 months, or commissions for the acquisition or transfer of enterprises or severance payments.
General compensation provisions
Non-executive members of the Board of Directors
Compensation of non-executive members of the Board includes fixed compensation elements only. In particular, non-executive members of the Board shall receive no company contributions to any pension plan, no performance-related elements, and no financial instruments (e.g., options).
Members of the Executive Committee
The members of the Executive Committee receive fixed and variable, performance-related compensation. Fixed compensation is comprised of the base salary and may include other elements and benefits such as contributions to pension plans. Variable compensation may be structured into short-term and long-term compensation elements. Short-term variable compensation elements shall be governed by performance metrics that take into account the performance of Novartis and/or parts thereof, and/or individual targets. Achievements are generally measured based on the one-year period to which the short-term compensation relates. The long-term compensation plans are based on performance metrics that take into account strategic objectives of Novartis (such as financial, innovation, shareholder return and/or other metrics). Achievements are generally measured based on a period of not less than three years.
Additional Amount
If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to cover the compensation of newly appointed or promoted Executive Committee members, Novartis may pay out compensation, in a total amount up to 40% of the total maximum aggregate amount last approved for the Executive Committee per compensation period, to newly appointed or promoted Executive Committee members.
For detailed information on the compensation of the Board and the Executive Committee, see the Compensation Report, beginning on page 110.

Our Board of Directors

Composition of the Board of Directors and its committees (as per December 31, 2016)Board of DirectorsChairman: J. ReinhardtVice Chairman: E. VanniN. AndrewsD. AzarT. BuechnerS. DatarE. DohertyA. FudgeP. LandoltA. von PlantaC. SawyersW. WintersAudit and Compliance CommitteeS. Datar (Chairman)D. AzarE. DohertyA. von PlantaE. VanniCompensation CommitteeE. Vanni (Chairman)S. DatarA. FudgeW. WintersGovernance, Nomination and Corporate Responsibilities CommitteeA. von Planta (Chairman)A. FudgeP. LandoltC. SawyersE. VanniResearch & Development CommitteeJ. Reinhardt (Chairman)N. AndrewsD. AzarC. SawyersRisk CommitteeA. von Planta (Chairman)N. AndrewsS. DatarA. Fudge
Election and term of office
Board members, the Chairman, and Compensation Committee members are elected annually and individually by shareholders at the General Meeting. Board members whose term of office has expired are immediately eligible for re-election.
The average tenure of Board members is seven years, with two-thirds of Board members having a tenure of less than six years. A Board member must retire after reaching age 70. Under special circumstances, shareholders may grant an exemption from this rule and re-elect a Board member for additional terms of office. There is no mandatory term limit for Board members so as to not lose the value of the insight and knowledge of the company’s operations and practices that long-serving Board members have developed.
Name	Nationality	Year of birth	First election at AGM	Last election at AGM	End of current term

Joerg Reinhardt, Ph.D.	D	1956	2013	2016	2017

Enrico Vanni, Ph.D.	CH	1951	2011	2016	2017

Nancy C. Andrews, M.D., Ph.D.	US	1958	2015	2016	2017

Dimitri Azar, M.D.	US	1959	2012	2016	2017

Ton Buechner	NLD	1965	2016	2016	2017

Srikant Datar, Ph.D.	US	1953	2003	2016	2017

Elizabeth Doherty	GB	1957	2016	2016	2017

Ann Fudge	US	1951	2008	2016	2017

Pierre Landolt, Ph.D.	CH	1947	1996	2016	2017

Andreas von Planta, Ph.D.	CH	1955	2006	2016	2017

Charles L. Sawyers, M.D.	US	1959	2013	2016	2017

William T. Winters	GB/US	1961	2013	2016	2017

Board profile
Board composition
The composition of the Board must align with our status as a listed company as well as our business portfolio, geographic reach and culture. The Board must be diverse in all aspects. Knowledge and experience in the following fields must be represented on the Board: leadership and management; healthcare, life sciences and medicine; research and development; engineering and technology; marketing; banking, finance and accounting; human resources; legal and public affairs; and risk management.
Individual Board member profile
Board members should have the following personal qualities:
— Interact with other Board members to build an effective and complementary Board
— Establish trusting relationships
— Apply independence of thought and judgment
— Be challenging but supportive in the boardroom
— Influence without creating conflict by applying a constructive, non-confrontational style
— Listen well and offer advice based on sound judgment
— Be able and willing to commit adequate time to Board and committee responsibilities
— Be open to personal feedback and seek to be responsive
— Do not have existing board memberships or hold other positions that could lead to a permanent conflict of interest
— Understand and respect the boundaries of the role, leaving the operational management of the company to the CEO and his Executive Committee
Board members’ biographies (pages 94–97) highlight the specific qualifications that led the Board to conclude members are qualified to serve on the Board, which is diverse in terms of background, credentials, interests and skills.
Board diversity
The diversity of a board of directors is critical to its effectiveness. When the Governance, Nomination and Corporate Responsibilities Committee (GNCRC) of Novartis identifies new Board member candidates to be proposed to shareholders for election, the maintenance and improvement of the Board’s diversity is an important criterion. The Board’s aspiration is to have a diverse Board in all aspects. This includes nationality, gender, background and experience, age, tenure, viewpoints, interests, and technical and interpersonal skills.

Diversity

Nationality

DUTCH
8%

GERMAN
8%

BRITISH
17%

SWISS
25%

AMERICAN
42%

Gender

MALE
75%

FEMALE
25%

Age

>66
8%

<55
8%

55–60
42%

61–65
42%

Background/experience

LEADERSHIP MANAGEMENT
26%

MARKETING
5%

LAW
11%

ENGINEERING/TECHNOLOGY
11%

FINANCE/ACCOUNTING
21%

MEDICINE/HEALTHCARE/R&D
26%

Tenure

7–9 Y
8%

<3 Y
25%

>9 Y
25%

3–6 Y
42%

DiversityNationalityAmerican42 %Swiss25 %British17 %German8 %Dutch8 %GenderMale75 %Female25 %Background/experienceLeadership management26 %Medicine/healthcare/R&D26 %Finance/accounting21 %Engineering/technology11 %Law11 %Marketing5 %Age<558%55–6042%61–6542%>668 %Tenure<3 y25%3–6 y42%7–9 y8%>9 y25%

Role of the Board and its committees
The Board is responsible for the overall direction and supervision of management, and holds the ultimate decision-making authority for Novartis AG, with the exception of decisions reserved for shareholders.
The Board has delegated certain responsibilities to five committees, as set out below. Responsibilities described with the terms “overseeing” or “reviewing” are subject to final Board approval. The committees enable the Board to work in an efficient and effective manner, ensuring a thorough review and discussion of issues, while giving the Board more time for deliberation and decision-making. Moreover, committees ensure that only Board members who are independent oversee audit and compliance, governance and compensation – as only independent Board members are delegated in the respective committees.
ResponsibilitiesMembersNumber of meetings held in 2016/approximate average duration (hrs) ofeach meeting/attendanceDocuments/LinkBoard of Directors11/7:00The primary responsibilities of the Board of Directors include:—Setting the strategic direction of the Group—Appointing, overseeing and dismissing key executives, and planning their succession —Approving major transactions and investments—Determining the organizational structure and governance of the Group—Determining and overseeing financial planning, accounting, reporting and controlling—Approving annual financial statements and corresponding financial results releasesJoerg Reinhardt1Enrico VanniNancy C. AndrewsDimitri AzarTon Buechner3Srikant Datar Elizabeth Doherty3Ann FudgePierre Landolt Andreas von Planta Charles L. SawyersWilliam T. Winters111111117118111111910Articles of Incorporation of Novartis AG Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG (Board regulations)www.novartis.com/corporate-governanceAudit and Compliance Committee7/3:00The primary responsibilities of this committee include:—Supervising external auditors, and selecting and nominating external auditors for election by the meeting of shareholders—Overseeing internal auditors—Overseeing accounting policies, financial controls, and compliance with accounting and internal control standards—Approving quarterly financial statements and financial results releases—Overseeing internal control and compliance processes and procedures—Overseeing compliance with laws, and external and internal regulations The Audit and Compliance Committee has the authority to retainexternal consultants and other advisors.Srikant Datar1,2Dimitri AzarElizabeth Doherty2,3Andreas von PlantaEnrico Vanni77577Charter of the Audit and Compliance Committee www.novartis.com/corporate-governanceCompensation Committee6/3:00The primary responsibilities of this committee include:—Designing, reviewing and recommending to the Board compensation policies and programs—Advising the Board on the compensation of Board members and the CEO—Deciding on the compensation of Executive Committee members —Preparing the Compensation Report and submitting it to the Boardfor approvalThe Compensation Committee has the authority to retain external consultants and other advisors.Enrico Vanni1Srikant DatarAnn FudgeWilliam T. Winters6666Charter of the Compensation Committeewww.novartis.com/corporate-governance1Chairman2Audit Committee Financial Expert as defined by the US Securities and Exchange Commission3As of AGM February 2016

ResponsibilitiesMembersNumber of meetings held in 2016/approximate average duration (hrs) ofeach meeting/attendanceDocuments/LinkGovernance, Nomination andCorporate Responsibilities Committee3/2:00The primary responsibilities of this committee include:—Designing, reviewing and recommending to the Board corporate governance principles —Identifying candidates for election as Board members—Assessing existing Board members and recommending to the Board whether they should stand for re-election —Preparing and reviewing the succession plan for the CEO —Developing and reviewing an onboarding program for new Boardmembers, and an ongoing education plan for existing Board members—Reviewing on a regular basis the Articles of Incorporation, with a view to reinforcing shareholder rights—Reviewing on a regular basis the composition and size of the Board and its committees—Reviewing annually the independence status of each Board member—Reviewing directorships and agreements of Board members forconflicts of interest, and dealing with conflicts of interest—Overseeing the company's strategy and governance on corporateresponsibilityThe Governance, Nomination and Corporate Responsibilities Committeehas the authority to retain external consultants and other advisors.Andreas von Planta1Ann FudgePierre LandoltCharles L. SawyersEnrico Vanni33333Charter of the Governance, Nomination and Corporate Responsibilities Committee www.novartis.com/corporate-governanceResearch & Development Committee4/8:00The primary responsibilities of this committee include:—Monitoring research and development, and bringing recommendations to the Board—Assisting the Board with oversight and evaluation related to research and development—Informing the Board on a periodic basis about the research and development strategy, the effectiveness and competitiveness of the research and development function, emerging scientific trends and activities critical to the success of research and development,and the pipeline—Advising the Board on scientific, technological, and research and development matters—Providing counsel and know-how to management in the area of research and development —Reviewing such other matters in relation to the company's research and development as the committee may, in its own discretion, deem desirable in connection with its responsibilitiesThe Research & Development Committee has the authority to retainexternal consultants and other advisors.Joerg Reinhardt1Nancy C. AndrewsDimitri AzarCharles L. Sawyers4444Charter of the Research & Development Committeewww.novartis.com/corporate-governanceRisk Committee6/2:00The primary responsibilities of this committee include:—Ensuring that Novartis has implemented an appropriate and effective risk management system and process —Ensuring that all necessary steps are taken to foster a cultureof risk-adjusted decision-making without constraining reasonable risk-taking and innovation —Approving guidelines and reviewing policies and processes—Reviewing with management, internal auditors and external auditors the identification, prioritization and management of risks; theaccountabilities and roles of the functions involved in riskmanagement; the risk portfolio; and the related actions implemented by managementThe Risk Committee has the authority to retain external consultantsand other advisors.Andreas von Planta1Nancy C. AndrewsSrikant DatarAnn Fudge6566Charter of the Risk Committee www.novartis.com/corporate-governance1Chairman

The Novartis corporate culture and role of the Board
The corporate culture of Novartis is becoming a key focus of the Board. The Board works to ensure that the Novartis strategy, operating model and compensation system are aligned with Novartis’ Values and Behaviors, as endorsed by the Board and that the Novartis compensation system supports the desired corporate culture of Novartis. The Board will also review a regular evaluation of the corporate culture throughout Novartis.
Functioning of the Board
The Board takes decisions as a whole, supported by its five committees. Each committee has a written charter outlining its duties and responsibilities, and is led by a Board-elected Chairman.
The Board and its committees meet regularly throughout the year. The chairs set their meeting agendas. Any Board member may request a Board or committee meeting, and the inclusion of an agenda item. Before meetings, Board members receive materials to help them prepare the discussions and decision-making.
Chairman
Joerg Reinhardt has been the independent, non-executive Chairman since August 1, 2013. He has both industry and Novartis experience, and meets the company’s independence criteria. As independent Chairman, he can lead the Board to represent the interests of all stakeholders, being accountable to them and creating sustainable value through effective governance, the right strategy, and delivery of the expected level of performance. The independent chairmanship also ensures an appropriate balance of power between the Board and the Executive Committee.
In this role, Mr. Reinhardt:
— Provides leadership to the Board
— Supports and mentors the CEO
— Supported by the GNCRC, ensures effective succession plans for the Board and the Executive Committee
— Ensures that the Board and its committees work effectively
— Sets the agenda, style and tone of Board discussions, promoting constructive dialogue and effective decision-making
— Supported by the GNCRC, ensures that all Board committees are properly established, composed and operated
— Ensures that the Board’s performance is annually evaluated
— Ensures onboarding programs for new Board members, and continuing education and specialization for all Board members
— Ensures effective communication with the company’s shareholders
— Promotes effective relationships and communication between Board and Executive Committee members
Vice Chairman
Enrico Vanni has been the independent, non-executive Vice Chairman since February 22, 2013.
In this role, Mr. Vanni:
— Leads the Board in case and as long as the Chairman is incapacitated
— Chairs the sessions of independent Board members, and leads independent Board members if and as long as the Chairman is not independent
— Leads the yearly session of the Board members evaluating the performance of the Chairman, during which the Chairman is not present
Board meetings
The Board has meetings with Executive Committee members, as well as private meetings without them.
In 2016, there were 11 Board meetings. Because all Board members are independent, no separate meetings of the independent Board members were held in 2016.
Key activities of our Board and committees in 2016
In 2016, the Board addressed in its meetings among others the following key standard topics: strategy; Group targets; mergers and acquisitions, business development and licensing review; financial and business reviews; major projects; investments and transactions; governance; and corporate culture. Topics addressed during private meetings included Board self-evaluation and the performance assessment of the Executive Committee members, as well as CEO and Executive Committee succession planning.
In addition, in 2016 our Board and its committees focused on a number of special topics, including:
Board of Directors:
Compliance; the Alcon turnaround; the creation of the new Innovative Medicines Division with two separate business units, Pharmaceuticals and Oncology; and the new operating model of Novartis
Audit and Compliance Committee:
Specific accounting and compliance questions, compensation disclosure; and the legal and regulatory environment concerning the rotation of external auditors

Compensation Committee:
Novartis peer groups; potential risks within the compensation systems for executives and other associates, including the sales force; clawback and malus; and shareholder feedback from the corporate governance roadshow
Governance, Nomination and Corporate Responsibilities Committee:
Shareholder feedback from our corporate governance roadshow; emerging corporate governance practices and whether to adopt them; succession planning for the Board, Board committees, and committee chairs; the search profile for and discussion of potential new Board members; and reviews of our corporate responsibility activities
Research & Development Committee:
The Novartis portfolio of research and development projects in oncology and dermatology; efforts to discover new drug discovery targets; high throughput screening for target and drug discovery; the long term strategy for NIBR after the appointment of new leadership; and incentives and compensation-related topics for the R&D organization
Risk Committee:
The Novartis Integrity & Compliance organization, key business risks in the manufacturing organization; foreign exchange risk management; IT security; and risks potentially arising out of the compensation system
Honorary Chairmen
Dr. Alex Krauer and Dr. Daniel Vasella have been appointed Honorary Chairmen in recognition of their significant achievements on behalf of Novartis. They are not provided with Board documents and do not attend Board meetings.
Independence of Board members
The independence of Board members is a key corporate governance issue. An independent Board member is one who is independent of management and has no business or relationship that could materially interfere with the exercise of objective, unfettered and independent judgment. Only with a majority of Board members being independent can the Board fulfill its obligation to represent the interests of shareholders, being accountable to them and creating sustainable value through the effective governance of Novartis. Accordingly, Novartis established independence criteria based on international best practice standards as outlined on the Novartis website:
www.novartis.com/investors/governance-documents.shtml.
— The majority of Board members and any member of the Audit and Compliance Committee, the Compensation Committee, and the GNCRC must meet the company’s independence criteria. These include, inter alia, (i) a Board member not having received direct compensation of more than USD 120 000 per year from Novartis, except for dividends or Board compensation, within the last three years; (ii) a Board member not having been an employee of Novartis within the last three years; (iii) a family member not having been an executive officer of Novartis within the last three years; (iv) a Board member or family member not being employed by the external auditor of Novartis; (v) a Board member or family member not being a board member, employee or 10% shareholder of an enterprise that has made payments to, or received payments from, Novartis in excess of the greater of USD 1 million or 2% of that enterprise’s gross revenues. For members of the Audit and Compliance Committee and the Compensation Committee, even stricter rules apply.
— In addition, Board members are bound by the Novartis Conflict of Interest Policy, which prevents a Board member’s potential personal interests from influencing the decision-making of the Board.
— The GNCRC annually submits to the Board a proposal concerning the determination of the independence of each Board member. For this assessment, the committee considers all relevant facts and circumstances of which it is aware – not only the explicit formal independence criteria. This includes an assessment of whether a Board member is truly independent, in character and judgment, from any member of senior management and from any of his/her current or former colleagues.
— In its meeting on December 15, 2016, the Board determined that all of its members are independent.
Relationship of non-executive Board members with Novartis
No Board member is or was a member of the management of Novartis AG or of any other Novartis Group company in the last three financial years up to December 31, 2016. There are no significant business relationships of any Board member with Novartis AG or with any other Novartis Group company.
Mandates outside the Novartis Group
No Board member may hold more than 10 additional mandates in other companies, of which no more than four shall be in other listed companies. Chairmanships of the boards of directors of other listed companies count as two mandates. Each of these mandates is subject to Board approval.

The following mandates are not subject to these limitations:
a) Mandates in companies that are controlled by Novartis AG
b) Mandates that a Board member holds at the request of Novartis AG or companies controlled by it. No Board member shall hold more than five such mandates.
c) Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No Board member may hold more than 10 such mandates.
“Mandates” means those in the supreme governing body of a legal entity that is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities that are under joint control are deemed one mandate.
The Board may issue regulations that determine additional restrictions, taking into account the position of the respective member.
Loans and credits
No loans or credits shall be granted to members of the Board.
Board performance and effectiveness evaluation
Process
The Board conducts an annual review to evaluate its performance and that of individual committees and members. As part of this process, each Board member completes a questionnaire on the performance and effectiveness of the Board and the Chairman, and on his/her committees, which lays the groundwork for a qualitative review led by the Chairman. The Chairman has discussions with each Board member, and then with the entire Board. Also, the Board, without its Chairman, discusses the performance of the Chairman. Further, the committee evaluations are discussed by the respective committees, and the results are debriefed to the Board. Any suggestion for improvement is recorded and actions are agreed upon.
Periodically, this process is conducted by an independent consultant. In 2014, an independent performance and effectiveness evaluation of the Board and its committees, including an individual Board member assessment, was conducted by the independent expert company Russell Reynolds Associates. In 2015 and 2016, the performance evaluation was conducted internally.
Content and results
The performance review examines the performance and effectiveness, and strengths and weaknesses, of individual Board members and of the full Board and each Board committee.
This review covers topics including Board composition; purpose, scope and responsibilities; processes and governance of the Board and its committees; meetings and pre-reading material; team effectiveness; and leadership and culture.
The review also evaluates the ability and willingness of each Board member to commit adequate time and effort to his/her responsibilities as provided for in the charter of the GNCRC.
The results were discussed at the January 2017 meetings. It was concluded that the Board and its committees operate effectively.
Information and control systems of the Board vis-à-vis management
Information on management
The Board ensures that it receives sufficient information from the Executive Committee to perform its supervisory duty and to make decisions that are reserved for it. The Board obtains this information through several means:
— The CEO informs the Board regularly about current developments.
— Executive Committee meeting minutes are made available to the Board.
— Meetings or teleconferences are held as required between Board members and the CEO.
— The Board regularly meets with all Executive Committee members.
— The Board receives detailed, quarterly updates from each Division Head.
— By invitation, other members of management attend Board meetings to report on areas of the business for which they are responsible.
— Board members are entitled to request information from Executive Committee members or any other Novartis associate, and they may visit any Novartis site.
Board committees
Board committees regularly meet with management and, at times, outside consultants, to review the business, better understand applicable laws and policies affecting the Group, and support the Board and management in meeting the requirements and expectations of stakeholders and shareholders.
In particular, the Chief Financial Officer (CFO), the Group General Counsel, and representatives of the external auditors are invited to Audit and Compliance

Committee meetings. Additionally, the heads of Internal Audit, Financial Reporting & Accounting, Compliance and Quality, as well as the Head of the Global Business Practices Office, report on a regular basis to the Audit and Compliance Committee. This committee reviews financial reporting processes on behalf of the Board. For each quarterly and annual release of financial information, the Disclosure Review Committee is responsible for ensuring the accuracy and completeness of disclosures. The Disclosure Review Committee, which is a management committee, is chaired by the CFO and includes the CEO; the Group General Counsel; the heads of the divisions, Novartis Operations, and the Novartis Institutes for BioMedical Research (NIBR), as well as their finance heads; and the heads of the following corporate functions: Treasury, Tax, Financial Reporting & Accounting, Internal Audit and Investor Relations. The Audit and Compliance Committee reviews decisions made by the Disclosure Review Committee before the quarterly and annual releases are published.
The Risk Committee oversees the risk management system and processes, and also reviews the risk portfolio of the Group to ensure appropriate and professional risk management. For this purpose, the Group Risk Office and the risk owners of the divisions report on a regular basis to the Risk Committee. The Group General Counsel, the Head of Group Risk, the Head of Internal Audit, the Head of Ethics and Compliance, and other senior executives are invited to these meetings on a regular basis.
Novartis management information system
Novartis produces comprehensive, consolidated (unaudited) financial statements on a monthly basis for the total Group and its operating divisions. These are typically available within 10 days of the end of the month, and include the following:
— Consolidated income statement of the month, quarter-to-date and year-to-date in accordance with International Financial Reporting Standards (IFRS), as well as adjustments to arrive at core results, as defined by Novartis. The IFRS and core figures are compared to the prior-year period and targets in both USD and on a constant currency basis.
— Consolidated balance sheet as of the month-end in accordance with IFRS in USD
— Consolidated cash flow on a monthly, quarter-to-date and year-to-date basis in accordance with IFRS in USD
— Supplementary data on a monthly, quarterly and year-to-date basis such as free cash flow, gross and net debt, headcount, personnel costs, working capital, and earnings per share on a USD basis where applicable
Constant currencies, core results, free cash flow, net debt and related target figures are non-IFRS measures. An explanation of non-IFRS measures can be found on pages 171 – 175 of the operating and financial review 2016.
This information is made available to Board members on a monthly basis. An analysis of key deviations from the prior year or target is also provided.
Two times per year, the Board also receives an outlook of the full-year results in accordance with IFRS and “core” (as defined by Novartis) along with related commentary prior to the release of the results.
On an annual basis, in the fourth quarter of the year, the Board receives and approves the operating and financial targets for the following year.
In the middle of the year, the Board also reviews and approves the strategic plan for the next five years, which includes a projected consolidated income statement in USD prepared in accordance with IFRS and “core.”
The Board does not have direct access to the company’s financial and management reporting systems but can, at any time, request more detailed financial information on any aspect that is presented to it.
Internal audit
The Internal Audit function carries out operational and system audits in accordance with an audit plan approved by the Audit and Compliance Committee. This function helps organizational units accomplish objectives by providing an independent approach to the evaluation, improvement and effectiveness of their internal control framework. It prepares reports on the audits it has performed, and reports actual or suspected irregularities to the Audit and Compliance Committee and to the CEO. The Audit and Compliance Committee regularly reviews the internal audit scope, audit plans and results.
Risk management
The Group Risk Office is overseen by the Board’s independent Risk Committee. The Compensation Committee works closely with the Risk Committee to ensure that the compensation system does not lead to excessive risk-taking by management (for details, see our Compensation Report, beginning on page 110).
Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk assessment and management is allocated to the divisions, organizational units, and functions, with specialized Corporate functions, such as Group Finance, Group Legal, Group Quality Assurance, Corporate Health, Safety and Environment, Business Continuity Management, Integrity and Compliance and the Business Practices Office, providing support and controlling the effectiveness of the risk management in these respective areas.

Board of Directors

Joerg Reinhardt, Ph.D.
Chairman of the Board of Directors
German, age 60
Joerg Reinhardt, Ph.D., has been Chairman of the Board of Directors since 2013. He is also Chairman of the Research & Development Committee and Chairman of the Board of Trustees of the Novartis Foundation.
Mr. Reinhardt previously was chairman of the board of management and the executive committee of Bayer HealthCare, Germany. Prior to that, he was Chief Operating Officer of Novartis from 2008 to 2010, and Head of the Vaccines and Diagnostics Division of Novartis from 2006 to 2008. He was also Chairman of the Board of the Genomics Institute of the Novartis Research Foundation in the United States from 2000 to 2010, a member of the supervisory board of MorphoSys AG in Germany from 2001 to 2004, and a member of the board of directors of Lonza Group AG in Switzerland from 2012 to 2013.
Mr. Reinhardt graduated with a doctorate in pharmaceutical sciences from Saarland University in Germany. He joined Sandoz Pharma Ltd. in 1982 and held various positions at Sandoz and later Novartis, including Head of Development.
Enrico Vanni, Ph.D.
Vice Chairman of the Board of Directors
Swiss, age 65
Enrico Vanni, Ph.D., has been a member of the Board of Directors since 2011 and qualifies as an independent Non-Executive Director. He is Vice Chairman of the Board of Directors and Chairman of the Compensation Committee. He is also a member of the Audit and Compliance Committee and the Governance, Nomination and Corporate Responsibilities Committee.
Since his retirement as director of McKinsey & Company in 2007, Mr. Vanni has been an independent consultant. He is a board member of several companies in industries from healthcare to private banking – including Advanced Oncotherapy PLC in the United Kingdom, and non-listed companies such as Lombard Odier SA, Banque Privée BCP (Suisse) SA, Eclosion2, and Denzler & Partners SA, all based in Switzerland.
Mr. Vanni holds an engineering degree in chemistry from the Federal Polytechnic School of Lausanne, Switzerland; a doctorate in chemistry from the University of Lausanne; and a Master of Business Administration from INSEAD in Fontainebleau, France. He began his career as a research engineer at the International Business Machines Corp. (IBM) in California, United States, and joined McKinsey in Zurich in 1980. He managed the Geneva office for McKinsey from 1988 to 2004, and consulted for companies in the pharmaceutical, consumer and finance sectors. He led McKinsey’s European pharmaceutical practice and served as a member of the firm’s partner review committee prior to his retirement in 2007. As an independent consultant, Mr. Vanni has continued to support leaders of pharmaceutical and biotechnology companies on core strategic challenges facing the healthcare industry.
Nancy C. Andrews, M.D., Ph.D.
Member of the Board of Directors
American, age 58
Nancy C. Andrews, M.D., Ph.D., has been a member of the Board of Directors since February 2015. She qualifies as an independent Non-Executive Director and is a member of the Research & Development Committee and the Risk Committee.
Dr. Andrews is dean of the Duke University School of Medicine and vice chancellor for academic affairs at Duke University in the United States. She is also a professor of pediatrics, pharmacology and cancer biology at Duke, and was elected as a fellow of the American Association for the Advancement of Science and to membership in the US National Academy of Sciences, the National Academy of Medicine, and the American Academy of Arts and Sciences. She is former president of the American Society for Clinical Investigation and serves on the council of the National Academy of Medicine, the board of directors of the American Academy of Arts and Sciences, and the Scientific Management Review Board of the US National Institutes of Health.
Dr. Andrews holds a doctorate in biology from the Massachusetts Institute of Technology, and a doctor of medicine from Harvard Medical School, both in the US. She completed her residency and fellowship trainings in pediatrics and hematology/oncology at Boston Children’s Hospital and the Dana-Farber Cancer Institute, also in the US, and served as an attending physician at Boston Children’s Hospital. Prior to joining Duke, Dr. Andrews was director of the Harvard/MIT M.D.-Ph.D. Program, and dean of basic sciences and graduate studies as well as professor of pediatrics at Harvard Medical School. From 1993 to 2006, she was a biomedical research investigator at the Howard Hughes Medical Institute in the US. Her research expertise is in iron homeostasis and mouse models of human diseases.

Dimitri Azar, M.D.
Member of the Board of Directors
American, age 57
Dimitri Azar, M.D., has been a member of the Board of Directors since 2012. He qualifies as an independent Non-Executive Director and is a member of the Audit and Compliance Committee and the Research & Development Committee.
Dr. Azar is dean of the College of Medicine and professor of ophthalmology, bioengineering and pharmacology at the University of Illinois at Chicago in the United States, where he formerly was head of the Department of Ophthalmology and Visual Sciences. He is a member of the American Ophthalmological Society, former president of the Chicago Ophthalmological Society, and president-elect of the Chicago Medical Society. Additionally, he is on the board of the Tear Film and Ocular Surface Society, the board of Verb Surgical, and the scientific advisory board of Verily.
Dr. Azar began his career at the American University of Beirut Medical Center in Lebanon, and completed his fellowship and residency training at the Massachusetts Eye and Ear Infirmary at Harvard Medical School in the US. His research on matrix metalloproteinases in corneal wound healing and angiogenesis has been funded by the US National Institutes of Health since 1993. Dr. Azar practiced at the Wilmer Eye Institute at the Johns Hopkins Hospital School of Medicine in the US, and then returned to the Massachusetts Eye and Ear Infirmary as director of cornea and external disease. He became professor of ophthalmology with tenure at Harvard Medical School in 2003. Dr. Azar holds an Executive Master of Business Administration from the University of Chicago Booth School of Business in the US.
Ton Buechner
Member of the Board of Directors
Dutch, age 51
Ton Buechner has been a member of the Board of Directors since February 23, 2016. He qualifies as an independent Non-Executive Director.
Since 2012, Mr. Buechner has served as chairman and CEO of the executive board of Dutch multinational AkzoNobel. Prior to joining AkzoNobel, he spent almost two decades at the Sulzer Corporation in Switzerland, where he was appointed divisional president in 2001 and served as president and CEO from 2007 to 2011. Mr. Buechner’s early career was spent in the oil and gas construction industry, and included roles at Allseas Engineering in the Netherlands and at Aker Kvaerner in Singapore. He is a member of the supervisory board of Voith GmbH.
Mr. Buechner is an engineer by training. He received his master’s degree in civil engineering from Delft University of Technology in the Netherlands in 1988, specializing in offshore construction technology and coastal engineering. Mr. Buechner holds a Master of Business Administration from IMD business school in Lausanne, Switzerland.
Srikant Datar, Ph.D.
Member of the Board of Directors
American, age 63
Srikant Datar, Ph.D., has been a member of the Board of Directors since 2003 and qualifies as an independent Non-Executive Director. He is Chairman of the Audit and Compliance Committee, and a member of the Risk Committee and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.
Mr. Datar is the Arthur Lowes Dickinson professor of business administration, faculty chair of the Harvard Innovation Lab, and senior associate dean for university affairs at Harvard Business School in the United States. He is also a member of the boards of directors of ICF International Inc., Stryker Corp. and T-Mobile US, all in the US.
Mr. Datar graduated in 1973 with distinction in mathematics and economics from the University of Bombay in India. He is a chartered accountant, and holds two master’s degrees and a doctorate from Stanford University in the US. Mr. Datar has worked as an accountant and planner in industry, and as a professor at Carnegie Mellon University, Stanford University and Harvard University, all in the US. His research interests are in the areas of cost management, measurement of productivity, new product development, innovation, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Mr. Datar has also advised and worked with numerous companies in research, development and training.

Board of Directors (continued)

Elizabeth (Liz) Doherty
Member of the Board of Directors
British, age 59
Elizabeth (Liz) Doherty has been a member of the Board of Directors since February 23, 2016. She qualifies as an independent Non-Executive Director and is a member of the Audit and Compliance Committee. The Board of Directors has appointed her as Audit Committee Financial Expert.
Ms. Doherty is a non-executive director and chairman of the audit committee of Dunelm Group PLC in the United Kingdom, and a member of the supervisory board and audit committee of Corbion NV in the Netherlands. She is a fellow of the Chartered Institute of Management Accountants, a non-executive board member of the UK Ministry of Justice, and a non-executive board member of Her Majesty’s Courts and Tribunals Service in the UK. She previously served as a non-executive director and audit committee member at Delhaize Group in Belgium and Nokia Corp. in Finland, and as a non-executive director at SABMiller PLC in the UK.
Ms. Doherty received her bachelor’s degree in liberal studies in science (physics) from the University of Manchester in the UK. She began her career as an auditor and has held senior finance and accounting roles at Unilever PLC and Tesco PLC. Additionally, she was chief financial officer of both Brambles Ltd. and Reckitt Benckiser Group PLC.
Ann Fudge
Member of the Board of Directors
American, age 65
Ann Fudge has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director and is a member of the Risk Committee; the Compensation Committee; and the Governance, Nomination and Corporate Responsibilities Committee.
Ms. Fudge is vice chairman and senior independent director of Unilever NV, London and Rotterdam. She is also chair of the United States Program Advisory Panel of the Bill & Melinda Gates Foundation, a director of Northrop Grumman Corporation in the US, and a trustee of Boston-based WGBH public media.
Ms. Fudge received her bachelor’s degree from Simmons College in the US and her Master of Business Administration from Harvard Business School, also in the US. She is former chairman and CEO of Young & Rubicam Brands, New York. Before that, she served as president of the Beverages, Desserts and Post Division of Kraft Foods Inc. in the US.
Pierre Landolt, Ph.D.
Member of the Board of Directors
Swiss, age 69
Pierre Landolt, Ph.D., has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director and is a member of the Governance, Nomination and Corporate Responsibilities Committee.
Mr. Landolt is chairman of the Sandoz Family Foundation, overseeing its development in several investment fields. He is also chairman of the Swiss private bank Landolt & Cie SA. In Switzerland, he is chairman of Emasan AG and Vaucher Manufacture Fleurier SA, and vice chairman of Parmigiani Fleurier SA. Additionally, he is vice chairman of the Montreux Jazz Festival Foundation and a board member of Amazentis SA, Switzerland, and the Eneas Fund, Cayman Islands. In Brazil, Mr. Landolt is president of AxialPar Ltda. and Moco Agropecuaria Ltda., the Instituto Fazenda Tamanduá and the Instituto Estrela de Fomento ao Microcrédito.
Mr. Landolt graduated with a bachelor’s degree in law from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil. In 1977, he acquired an agricultural estate in the semi-arid Northeast Region of Brazil, and within several years he converted it into a model farm in organic and biodynamic production. Since 1997, Mr. Landolt has been associate and chairman of AxialPar Ltda., Brazil, an investment company focused on sustainable development. In 2000, he co-founded Eco-Carbone SAS, a company active in the design and development of carbon sequestration processes. In 2007, he co-founded Amazentis SA, a startup company active in the convergence space of medication and nutrition. In 2011, Mr. Landolt received the title of Docteur des Sciences Économiques Honoris Causa from the University of Lausanne in Switzerland.

Andreas von Planta, Ph.D.
Member of the Board of Directors
Swiss, age 61
Andreas von Planta, Ph.D., has been a member of the Board of Directors since 2006. He qualifies as an independent Non-Executive Director and is Chairman of the Risk Committee and the Governance, Nomination and Corporate Responsibilities Committee. He is also a member of the Audit and Compliance Committee.
Mr. von Planta is a board member of Helvetia Holding AG in Switzerland, and also serves on the boards of various Swiss subsidiaries of foreign companies and other non-listed Swiss companies, including Burberry (Suisse) SA, Lenz & Staehelin AG, A.P. Moller Finance SA, HSBC Private Bank (Suisse) SA, Socotab Frana SA and Raymond Weil SA. Additionally, he is chairman of the regulatory board of the SIX Swiss Exchange AG.
Mr. von Planta holds a doctorate in law from the University of Basel in Switzerland, and a Master of Laws from Columbia Law School in the United States. He passed his bar examinations in Basel in 1982. Since 1983, he has lived in Geneva and worked for the law firm Lenz & Staehelin, where he became a partner in 1988. His areas of specialization include corporate law, corporate governance, corporate finance, company reorganizations, and mergers and acquisitions.
Charles L. Sawyers, M.D.
Member of the Board of Directors
American, age 57
Charles L. Sawyers, M.D., has been a member of the Board of Directors since 2013. He qualifies as an independent Non-Executive Director and is a member of the Research & Development Committee and the Governance, Nomination and Corporate Responsibilities Committee.
In the United States, Dr. Sawyers is chair of the Human Oncology and Pathogenesis Program at Memorial Sloan Kettering Cancer Center, professor of medicine and of cell and developmental biology at the Weill Cornell Graduate School of Medical Sciences, and an investigator at the Howard Hughes Medical Institute. He was appointed to US President Barack Obama’s National Cancer Advisory Board, and is former president of the American Association for Cancer Research and of the American Society for Clinical Investigation. He is also a member of the US National Academy of Sciences, the Institute of Medicine, and the scientific advisory board of Agios Pharmaceuticals Inc. in the US.
Dr. Sawyers received his doctor of medicine from the Johns Hopkins University School of Medicine in the US, and worked at the Jonsson Comprehensive Cancer Center at the University of California, Los Angeles for nearly 18 years before joining Memorial Sloan Kettering in 2006. An internationally acclaimed cancer researcher, he co-developed the Novartis cancer drug Gleevec/Glivec and has received numerous honors and awards, including the Lasker-DeBakey Clinical Medical Research Award in 2009.
William T. Winters
Member of the Board of Directors
British/American, age 55
William T. Winters has been a member of the Board of Directors since 2013. He qualifies as an independent Non-Executive Director and is a member of the Compensation Committee.
Mr. Winters is CEO and a board member of Standard Chartered, based in London. He also serves on the board of Colgate University in the United States, and on the boards of the International Rescue Committee, the Young Vic theater and the Print Room theater in the United Kingdom.
Mr. Winters received his bachelor’s degree from Colgate University and his Master of Business Administration from the Wharton School of the University of Pennsylvania in the US. He previously ran Renshaw Bay, an alternative asset management firm, and was co-CEO of JPMorgan’s investment bank from 2003 to 2010. He joined JPMorgan in 1983 and has held management roles across several market areas and in corporate finance. Additionally, he was a commissioner on the UK Independent Commission on Banking in 2010 and 2011, and was awarded the title of Commander of the Order of the British Empire in 2013.
Honorary Chairmen
Alex Krauer, Ph.D.
Daniel Vasella, M.D.
Corporate Secretary
Charlotte Pamer-Wieser, Ph.D.

Our management

Composition of the Executive CommitteeJoseph JimenezChief Executive OfficerSteven BaertHuman ResourcesFelix R. EhratGeneral CounselHarry KirschChief Financial OfficerAndré WyssNovartis OperationsJames BradnerBiomedical ResearchVasant NarasimhanGlobal Drug DevelopmentPaul HudsonInnovative Medicines:PharmaceuticalsBruno StriginiInnovative Medicines:OncologyF. Michael BallAlconRichard FrancisSandoz
Executive Committee composition
The Executive Committee is headed by the CEO. Its members are appointed by the Board.
There are no contracts between Novartis and third parties whereby Novartis would delegate any business management tasks to such third parties.
Executive Committee role and functioning
The Board has delegated to the Executive Committee overall responsibility for and oversight of the operational management of Novartis. This includes:
— Developing policies and strategic plans for Board approval, and implementing those approved
— Submitting to the Board and its committees proposed changes in management positions of material significance, investments, financial measures, acquisitions and divestments, contracts of material significance, and targets – and implementing those approved
— Preparing and submitting quarterly and annual reports to the Board and its committees
— Informing the Board of all matters of fundamental significance to the businesses
— Recruiting, appointing and promoting senior management
— Ensuring the efficient operation of the Group and the achievement of optimal results
— Promoting an active internal and external communications policy
— Dealing with any other matters delegated by the Board
The Executive Committee is supported by a sub-committee: The Disclosure Committee (members are the CEO, CFO and Group General Counsel) determines whether an event constitutes information that is material to the Group, determines the appropriate disclosure and update of such information, and reviews media releases concerning such information.
CEO
In addition to other Board-assigned duties, the CEO leads the Executive Committee, building and maintaining an effective executive team. With the support of the Executive Committee, the CEO:
— Is responsible for the operational management of Novartis
— Develops strategy proposals to be recommended to the Board, and ensures that approved strategies are implemented
— Plans human resourcing to ensure that Novartis has the capabilities and means to achieve its plans, and that robust management succession and management development plans are in place and presented to the Board
— Develops an organizational structure, and establishes processes and systems to ensure the efficient organization of resources
— Ensures that financial results, business strategies and, when appropriate, targets and milestones are communicated to the investment community – and generally develops and promotes effective communication with shareholders and other stakeholders
— Ensures that the business performance is consistent with business principles, as well as with high legal and ethical standards, and that the culture of Novartis is consistent with the Novartis Values and Behaviors
— Leads the Innovative Medicines Division
— Develops processes and structures to ensure that capital investment proposals are reviewed thoroughly, that associated risks are identified, and that appropriate steps are taken to manage these risks
— Develops and maintains an effective framework of internal controls over risk in relation to all business activities of the company
— Ensures that the flow of information to the Board is accurate, timely and clear

Mandates outside the Novartis Group
No Executive Committee member may hold more than six additional mandates in other companies, of which no more than two additional mandates shall be in other listed companies. Each of these mandates is subject to Board approval. Executive Committee members are not allowed to hold chairmanships of the boards of directors of other listed companies.
The following mandates are not subject to these limitations:
a) Mandates in companies that are controlled by Novartis AG
b) Mandates that an Executive Committee member holds at the request of Novartis AG or companies controlled by it. No Executive Committee member shall hold more than five such mandates.
c) Mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No Executive Committee member may hold more than 10 such mandates.
“Mandates” means those in the supreme governing body of a legal entity that is required to be registered in the commercial register or a comparable foreign register. Mandates in different legal entities that are under joint control are deemed one mandate.
The Board may issue regulations that determine additional restrictions, taking into account the position of the respective member.
Loans and credits
No loans or credits shall be granted to members of the Executive Committee.

Executive Committee

Joseph Jimenez
Chief Executive Officer of Novartis
American, age 57
Joseph Jimenez has been Chief Executive Officer (CEO) of Novartis since 2010.
Mr. Jimenez previously held the position of Division Head, Novartis Pharmaceuticals. He joined Novartis in 2007 as Division Head, Novartis Consumer Health. Before that, he served as president and CEO of the North American and European businesses for the H.J. Heinz Company. He also served on the board of directors of Colgate-Palmolive Co. from 2009 to 2015, and of AstraZeneca PLC from 2002 to 2007.
Mr. Jimenez is a member of the board of directors of General Motors Co. He graduated in 1982 with a bachelor’s degree from Stanford University and in 1984 with a Master of Business Administration from the University of California, Berkeley, both in the United States.
Steven Baert
Head of Human Resources of Novartis
Belgian, age 42
Steven Baert has been Head of Human Resources (CHRO) of Novartis since 2014. He is a member of the Executive Committee of Novartis.
Mr. Baert joined Novartis in 2006 as Head of Human Resources Global Functions in Switzerland. He has held several other senior HR roles, including Head of Human Resources for Emerging Growth Markets, and Global Head, Human Resources, Oncology. Mr. Baert also served as Head of Human Resources, United States and Canada, for Novartis Pharmaceuticals Corporation. Prior to joining Novartis, he held HR positions at Bristol-Myers Squibb Co. and Unilever.
Mr. Baert represents Novartis on the board of the GSK Consumer Healthcare joint venture. He holds a Master of Business Administration from the Vlerick Business School in Belgium and a Master of Laws from the Katholieke Universiteit Leuven, also in Belgium. Additionally, he has a Bachelor of Laws from the Katholieke Universiteit Brussels.
F. Michael (Mike) Ball
CEO, Alcon
American, age 61
F. Michael (Mike) Ball was appointed CEO of Alcon on February 1, 2016. He is a member of the Executive Committee of Novartis.
Mr. Ball previously served as CEO of Hospira from 2011 to 2015. At Hospira, a world leader in injectable pharmaceuticals and infusion devices, he successfully turned the company around and grew it by focusing on product and quality improvements, and expanding its global footprint. Prior to Hospira, Mr. Ball held a number of senior leadership positions at Allergan, beginning in 1995. He served as president from 2006 to 2011 after having led the strategy and execution of global commercial activities for a wide range of businesses, including eye care pharmaceuticals, over-the-counter products and surgical devices. Before joining Allergan, Mr. Ball held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly. He began his career in the healthcare industry in 1981.
Mr. Ball holds a Bachelor of Science and a Master of Business Administration from Queen’s University in Canada.

James (Jay) Bradner, M.D.
President of the Novartis Institutes for BioMedical Research (NIBR)
American, age 44
James (Jay) Bradner, M.D., joined Novartis on January 1, 2016 and became President of the Novartis Institutes for BioMedical Research (NIBR) on March 1, 2016. He is a member of the Executive Committee of Novartis.
Prior to joining Novartis, Dr. Bradner was on the faculty of Harvard Medical School in the Department of Medical Oncology at the Dana-Farber Cancer Institute in the United States. He was also associate director of the Center for the Science of Therapeutics at the Broad Institute of MIT and Harvard. Dr. Bradner is a co-founder of five biotechnology companies and has co-authored more than 150 scientific publications and 30 US patent applications.
Dr. Bradner is a graduate of Harvard University and the University of Chicago Medical School in the US. He completed his residency in medicine at Brigham and Women’s Hospital and his fellowship in medical oncology and hematology at the Dana-Farber Cancer Institute. He has been honored with many awards and was elected into the American Society for Clinical Investigation in 2011 and the Alpha Omega Alpha Honor Medical Society in 2013.
Felix R. Ehrat, Ph.D.
Group General Counsel of Novartis
Swiss, age 59
Felix R. Ehrat, Ph.D., has been Group General Counsel of Novartis since 2011. He is a member of the Executive Committee of Novartis.
Mr. Ehrat is a leading practitioner of corporate, banking, and mergers and acquisitions law, as well as an expert in corporate governance and arbitration. He started his career as an associate at Bär & Karrer Ltd. in Zurich in 1987, became partner in 1992, and advanced to senior partner (2003 to 2011) and executive chairman of the board (2007 to 2011). Mr. Ehrat is chairman of Globalance Bank AG in Switzerland, and chairman of SwissHoldings (the federation of industrial and service groups in Switzerland). He is a board member of Geberit AG and Avenir Suisse (a think tank for economic and social issues), and previously served as chairman and board member of several listed and non-listed companies.
Mr. Ehrat was admitted to the Zurich bar in 1985 and received his doctorate in law from the University of Zurich in Switzerland in 1990. He received his Master of Laws from McGeorge School of Law in the United States in 1986. Some of his past memberships include the International Bar Association, where he was co-chair of the Corporate and M&A Law Committee from 2007 to 2008, and Association Internationale des Jeunes Avocats, where he was president from 1998 to 1999.
Richard Francis
CEO, Sandoz
British, age 48
Richard Francis has been CEO of Sandoz since 2014. He is a member of the Executive Committee of Novartis.
Mr. Francis joined Novartis from Biogen Idec, where he held global and country leadership positions during his 13-year career with the company. Most recently, he was senior vice president of the company’s United States commercial organization. From 1998 to 2001, he was at Sanofi in the United Kingdom, and held various marketing roles across the company’s urology, analgesics and cardiovascular products. He has also held sales and marketing positions at Lorex Synthélabo and Wyeth.
Mr. Francis received a Bachelor of Arts in economics from Manchester Metropolitan University in the UK.

Executive Committee (continued)

Paul Hudson
CEO, Novartis Pharmaceuticals
British, age 49
Paul Hudson has been CEO of Novartis Pharmaceuticals since July 1, 2016. He is a member of the Executive Committee of Novartis.
Mr. Hudson joined Novartis from AstraZeneca, where he most recently was president, AstraZeneca United States and executive vice president, North America. He also served as representative director and president of AstraZeneca K.K. in Japan; as president of AstraZeneca’s business in Spain; and as vice president and primary care director, United Kingdom. Before AstraZeneca, Mr. Hudson held roles of increasing responsibility at Schering-Plough, including leading biologics global marketing. He began his career in sales and marketing roles at GlaxoSmithKline UK and Sanofi-Synthélabo UK.
Mr. Hudson holds a degree in economics from Manchester Metropolitan University in the UK and a diploma in marketing from the Chartered Institute of Marketing, also in the UK.
Harry Kirsch
Chief Financial Officer of Novartis
German, age 51
Harry Kirsch has been Chief Financial Officer (CFO) of Novartis since 2013. He is a member of the Executive Committee of Novartis.
Mr. Kirsch joined Novartis in 2003 and, prior to his current position, served as CFO of the company’s Pharmaceuticals Division. Under his leadership, the division’s core operating income margin increased, in constant currencies, every quarter of 2011 and 2012 despite patent expirations. At Novartis, he also served as CFO of Pharma Europe, and as Head of Business Planning & Analysis and Financial Operations for the Pharmaceuticals Division. Mr. Kirsch joined Novartis from Procter & Gamble (P&G) in the United States, where he was CFO of P&G’s global pharmaceutical business. Prior to that, he held finance positions in various categories of P&G’s consumer goods business, technical operations, and Global Business Services organization.
Mr. Kirsch represents Novartis on the board of the GSK Consumer Healthcare joint venture. He holds a diploma degree in industrial engineering and economics from the University of Karlsruhe in Germany.
Vasant (Vas) Narasimhan, M.D.
Global Head of Drug Development and
Chief Medical Officer for Novartis
American, age 40
Vasant (Vas) Narasimhan, M.D., has been Global Head of Drug Development and Chief Medical Officer for Novartis since February 1, 2016. He is a member of the Executive Committee of Novartis.
Dr. Narasimhan joined Novartis in 2005 and has held numerous leadership positions in development and commercial functions. His most recent role was Global Head of Development for Novartis Pharmaceuticals, overseeing the entire general medicines pipeline. He previously served as Global Head of the Sandoz Biopharmaceuticals and Oncology Injectables business unit, overseeing the division’s biosimilars pipeline, and as Global Head of Development for Novartis Vaccines. Dr. Narasimhan has also held commercial and strategic roles at Novartis, including North America Region Head for Novartis Vaccines, and United States Country President for Novartis Vaccines and Diagnostics. Before joining Novartis, he worked at McKinsey & Company.
Dr. Narasimhan received his medical degree from Harvard Medical School in the US and obtained a master’s degree in public policy from Harvard’s John F. Kennedy School of Government. He received his bachelor’s degree in biological sciences from the University of Chicago, also in the US. He is an elected member of the US National Academy of Medicine.

Bruno Strigini
CEO, Novartis Oncology
French, age 55
Bruno Strigini has been CEO of Novartis Oncology since July 1, 2016. He is a member of the Executive Committee of Novartis.
Mr. Strigini joined Novartis in 2014 as President of Oncology. Prior to Novartis, he was president of MSD for Europe and Canada (Merck & Co. in the United States and Canada). He previously worked at Schering-Plough, UCB Celltech and SmithKline Beecham, and his roles included president of international operations, president of Japan and Asia-Pacific, head of global marketing and business development, and managing director positions.
Mr. Strigini holds a Master of Business Administration from IMD business school in Switzerland, a doctorate in pharmacy from the University of Montpellier in France, and a master’s degree in microbiology from Heriot-Watt University in the United Kingdom. He is an elected member of the French National Academy of Pharmacy, and in 2014, he was awarded a doctor honoris causa from Universidad Internacional Menéndez Pelayo in Spain.
André Wyss
President of Novartis Operations and Country President for Switzerland
Swiss, age 49
André Wyss has been President of Novartis Operations since February 1, 2016, and is responsible for manufacturing, shared services and public affairs. He is also Country President for Switzerland and a member of the Executive Committee of Novartis.
Mr. Wyss joined Novartis in 1984 as a chemistry apprentice in manufacturing. Before being appointed President of Novartis Operations, he served as Head of Novartis Business Services, building and implementing a shared services organization across Novartis. Prior to that, he held several other leadership positions, including US Country Head and President of Novartis Pharmaceuticals Corporation; Head of the Pharmaceuticals Division for the AMAC region (Asia-Pacific, Middle East and African countries); Group Emerging Markets Head; and Country President and Head of Pharmaceuticals, Greece.
Mr. Wyss received a graduate degree in economics from the School of Economics and Business Administration (HWV) in Switzerland in 1995. He is a member of the board of economiesuisse.
Secretary
Bruno Heynen

Our independent external auditors

Duration of the mandate and terms of office of the auditors
Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the AGM. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. Bruno Rossi, auditor in charge, began serving in his role in 2013, and Stephen Johnson, global relationship partner, began serving in his role in 2014. PwC ensures that these partners are rotated at least every five years.
Information to the Board and the Audit and Compliance Committee
PwC is responsible for providing an opinion on whether the consolidated financial statements comply with IFRS and Swiss law, and whether the separate parent company financial statements of Novartis AG comply with Swiss law. Additionally, PwC is responsible for opining on the effectiveness of internal control over financial reporting, on the Compensation Report and on the corporate responsibility reporting of Novartis.
The Audit and Compliance Committee, acting on behalf of the Board, is responsible for overseeing the activities of PwC. In 2016, this committee held 7 meetings. PwC was invited to 6 of these meetings to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters and any other matters relevant to its audit.
On an annual basis, PwC provides the Audit and Compliance Committee with written disclosures required by the US Public Company Accounting Oversight Board, and the committee and PwC discuss PwC’s independence from Novartis.
The Audit and Compliance Committee recommended to the Board to approve the audited consolidated financial statements and the separate parent company financial statements of Novartis AG for the year ended December 31, 2016. The Board proposed the acceptance of these financial statements for approval by the shareholders at the next AGM.
The Audit and Compliance Committee regularly evaluates the performance of PwC, and once a year determines whether PwC should be proposed to the shareholders for election. Also once a year, the auditor in charge and the global relationship partner report to the Board on PwC’s activities during the current year and on the audit plan for the coming year. They also answer any questions or concerns that Board members have about the performance of PwC, or about the work it has conducted or is planning to conduct.
To assess the performance of PwC, the Audit and Compliance Committee holds private meetings with the CFO and the Head of Internal Audit and, if necessary, obtains an independent external assessment. Criteria applied for the performance assessment of PwC include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk to Novartis; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the Audit and Compliance Committee, the Internal Audit function, and management.
Approval of audit and non-audit services
The Audit and Compliance Committee approves a budget for audit services, whether recurring or non-recurring in nature, and for audit-related services not associated with internal control over financial reporting. PwC reports quarterly to the Audit and Compliance Committee regarding the extent of services provided in accordance with the applicable pre-approval, and the fees for services performed to date. The Audit and Compliance Committee individually approves all audit-related services associated with internal control over financial reporting, tax services and other services prior to the start of work.
Audit and additional fees
PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2016 and December 31, 2015:
	2016 USD million	2015[1] USD million

Audit services	26.7	25.9

Audit-related services	2.9	1.1

Tax services	0.7	0.0

Other services	1.3	0.7

Total	31.6	27.7

[1] Amounts for 2015 have been reclassified in line with the new 2016 classification criteria to allow comparison with 2016 amounts.
Audit services include work performed to issue opinions on consolidated financial statements and parent company financial statements of Novartis AG, to issue opinions relating to the effectiveness of the Group’s internal control over financial reporting, and to issue reports on local statutory financial statements. Also included are audit services that generally can only be provided by the statutory auditor, such as the audit of the Compensation Report, audits of non-recurring transactions, audits of the adoption of new accounting policies, audits of information systems and the related control environment, reviews of quarterly financial results, as well as procedures required to issue consents and comfort letters.

Audit-related services include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. They include services such as audits of pension and other employee benefit plans, contract audits of third-party arrangements, corporate responsibility assurance, and other audit-related services.
Tax services represent tax compliance, assistance with historical tax matters, and other tax-related services.
Other services include procedures related to corporate integrity agreements, training in the finance area, benchmarking studies, and license fees for use of accounting and other reporting guidance databases.

Our corporate governance framework

Laws and regulations
Novartis AG is subject to the laws of Switzerland, in particular Swiss company and securities laws, and to the securities laws of the US as applicable to foreign private issuers of securities.
In addition, Novartis AG is subject to the rules of the SIX Swiss Exchange, including the Directive on Information Relating to Corporate Governance.
Novartis AG is also subject to the rules of the NYSE as applicable to foreign private issuers of securities. The NYSE requires Novartis AG to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the exchange. These differences are:
— Novartis AG shareholders do not receive written reports directly from Board committees.
— External auditors are appointed by shareholders at the AGM, as opposed to being appointed by the Audit and Compliance Committee.
— While shareholders cannot vote on all equity compensation plans, they are entitled to hold separate, yearly binding shareholder votes on Board and Executive Committee compensation.
— The Board has set up a separate Risk Committee that is responsible for business risk oversight, as opposed to delegating this responsibility to the Audit and Compliance Committee.
— The full Board is responsible for overseeing the performance evaluation of the Board and Executive Committee.
— The full Board is responsible for setting objectives relevant to the CEO’s compensation and for evaluating his performance.
Swiss Code of Best Practice for Corporate Governance
Novartis applies the Swiss Code of Best Practice for Corporate Governance.
Novartis corporate governance standards
Novartis has incorporated the aforementioned corporate governance standards described above into the Articles of Incorporation and the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG (www.novartis.com/corporate-governance).
The GNCRC regularly reviews these standards and principles, taking into account best practices, and recommends improvements to the corporate governance framework for consideration by the full Board.
Additional corporate governance information can be found on the Novartis website: www.novartis.com/corporate-governance.
Printed copies of the Novartis Articles of Incorporation, regulations of the Board, and charters of Board committees can be obtained by writing to: Novartis AG, Attn: Corporate Secretary, Lichtstrasse 35, CH-4056 Basel, Switzerland.

Further information

Group structure of Novartis
Novartis AG and Group companies
Under Swiss company law, Novartis AG is organized as a corporation that has issued shares of common stock to investors. The registered office of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland.
Business operations are conducted through Novartis Group companies. Novartis AG, a holding company, owns or controls directly or indirectly all entities worldwide belonging to the Novartis Group. Except as described below, the shares of these companies are not publicly traded. The principal Novartis subsidiaries and associated companies are listed in Note 32 to the Group’s consolidated financial statements.
Divisions
The businesses of Novartis are divided on a worldwide basis into three operating divisions: Innovative Medicines, with the two business units Novartis Pharmaceuticals and Novartis Oncology; Sandoz (generics); and Alcon (eye care). These businesses are supported by a number of global organizations including NIBR, which focuses on discovering new drugs; the Global Drug Development organization, which oversees the clinical development of new medicines; and Novartis Operations, which includes Novartis Technical Operations (the global manufacturing organization) and Novartis Business Services (which consolidates support services across Novartis).
Majority holdings in publicly-traded Group companies
The Novartis Group owns 73.4% of Novartis India Ltd., with its registered office in Mumbai, India, and listed on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA). The total market value of the 26.6% free float of Novartis India Ltd. was USD 74.2 million at December 31, 2016, using the quoted market share price at year-end. Applying this share price to all the shares of the company, the market capitalization of the whole company was USD 279.0 million, and that of the shares owned by Novartis was USD 204.8 million.
Significant minority shareholding owned by the Novartis Group
The Novartis Group owns 33.3% of the bearer shares of Roche Holding AG, with its registered office in Basel, Switzerland, and listed on the SIX Swiss Exchange (ISIN CH0012032113, symbol: RO). The market value of the Group’s interest in Roche Holding AG, as of December 31, 2016, was USD 12.4 billion. The total market value of Roche Holding AG was USD 197.1 billion. Novartis does not exercise control over Roche Holding AG, which is independently governed, managed and operated.
The Novartis Group owns a 36.5% share of a joint venture created by GlaxoSmithKline PLC (GSK) and Novartis, which combined the Novartis OTC and GSK Consumer Healthcare businesses. Novartis holds four of the 11 seats on the joint venture’s board. Furthermore, Novartis has certain minority rights and exit rights, including a put option that is exercisable as of March 2, 2018.
Political contributions
Novartis makes political contributions to support the political dialogue on issues of relevance to the company.
Political contributions made by Novartis are not intended to give rise to any obligations of the party receiving it, or with the expectation of a direct or immediate return for Novartis. Such contributions are fully compliant with applicable laws, regulations and industry codes. Novartis only makes political contributions in countries where such contributions from corporations are considered to reflect good corporate citizenship. Moreover, Novartis only makes modest political contributions so as to not create any dependency from the political parties receiving these contributions.
In 2016 Novartis issued a guideline on Responsible Lobbying, describing the overarching principles of transparency in lobbying activities. For more information on responsible lobbying see the public policy and advocacy section of the Novartis website (https://www.novartis.com/about-us/corporate-responsibility/doing-business-responsibly/public-policy-advocacy).
In 2016, Novartis made political contributions totaling approximately USD 1.0 million, thereof approximately USD 620 000 in Switzerland, USD 250 000 in the US, USD 110 000 in Australia and USD 10 000 in the UK. In addition, in the US, a political action committee established by Novartis used funds received from Novartis employees (but not from the company) to make political contributions totaling approximately USD 240 000.
In Switzerland, Novartis supports political parties that have a political agenda and hold positions that support the strategic interests of Novartis, its shareholders and other stakeholders. Swiss political parties are completely privately financed, and the contributions of companies are a crucial part thereof. This private financing of parties is a deeply-rooted trait of the Swiss political culture, and contributing to that system is an important element of being a good corporate citizen.
Shareholder relations
The CEO, with the CFO and Investor Relations team, supported by the Chairman, are responsible for ensuring effective communication with shareholders to keep them informed of the company’s strategy, prospects, business operations and governance. Through communication, the Board also learns about and addresses shareholders’ expectations and concerns.

Novartis communicates with its shareholders through the AGM, meetings with groups of shareholders and individual shareholders, and written and electronic communications.
At the AGM, the Chairman, CEO and other Executive Committee members, as well as representatives of the external auditors, are present and can answer shareholders’ questions. Other meetings with shareholders may be attended by the Chairman, CEO, CFO, Executive Committee members, and other members of senior management.
Topics discussed with shareholders may include strategy, business performance and corporate governance, while fully respecting all applicable laws and stock exchange rules.
Information for our stakeholders
Introduction
Novartis is committed to open and transparent communication with shareholders, financial analysts, customers, suppliers and other stakeholders. Novartis aims to disseminate material developments in its businesses in a broad and timely manner that complies with the rules of the SIX Swiss Exchange and the NYSE.
Communications
Novartis publishes this Annual Report to provide information on the Group’s results and operations. In addition, Novartis prepares an annual report on Form 20-F that is filed with the US Securities and Exchange Commission (SEC). Novartis discloses quarterly financial results in accordance with IFRS, and issues press releases from time to time regarding business developments.
Novartis furnishes press releases relating to financial results and material events to the SEC via Form 6-K. An archive containing recent Annual Reports, annual reports on Form 20-F, quarterly results releases, and all related materials – including presentations and conference call webcasts – is on the Novartis website at www.novartis.com/investors.
Novartis also publishes a consolidated Corporate Responsibility Performance Report, available on the Novartis website at www.novartis.com/about-us/corporate-responsibility, which details progress and demonstrates the company’s commitment to be a leader in corporate responsibility. This report reflects the best-in-class reporting standard, the Global Reporting Initiative’s G4 guidelines, and fulfills the company’s reporting requirement as a signatory of the UN Global Compact.
Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events, and advises against relying on them for current information.
Investor Relations program
An Investor Relations team manages the Group’s interactions with the international financial community. Several events are held each year to provide institutional investors and analysts with various opportunities to learn more about Novartis.
Investor Relations is based at the Group’s headquarters in Basel. Part of the team is located in the US to coordinate interaction with US investors. Information is available on the Novartis website: www.novartis.com/investors. Investors are also welcome to subscribe to a free email service on this site.
Website information
Topic	Information

Share capital	Articles of Incorporation of Novartis AG www.novartis.com/corporate-governance Novartis key share data www.novartis.com/key-share-data

Shareholder rights	Articles of Incorporation of Novartis AG www.novartis.com/corporate-governance Investor Relations information www.novartis.com/investors

Board regulations	Board regulations www.novartis.com/corporate-governance

Executive Committee	Executive Committee www.novartis.com/executive-committee

Novartis code for senior financial officers	Novartis Code of Ethical Conduct for CEO and Senior Financial Officers www.novartis.com/corporate-governance

Additional information	Novartis Investor Relations www.novartis.com/investors

Compensation Report

Contents

Compensation Committee Chairman’s letter
Compensation at a glance
Executive Committee compensation philosophy and principles
2016 Executive Committee compensation system
Executive Committee performance management process
2016 CEO compensation
CEO and other Executive Committee members’ 2014–2016 Long-Term Incentive plans vesting
CEO and other Executive Committee members’ compensation at grant value
2017 Executive Committee compensation system
2016 Board compensation system
2016 Board compensation
Compensation governance

Dear shareholder,

As Chairman of the Compensation Committee of the Board of Directors, I am pleased to share with you the 2016 Compensation Report of Novartis AG.

Our strategy at Novartis is to use science-based innovation to deliver better outcomes for patients in growing areas of healthcare. Our executive compensation system is aligned with our success in implementing that strategy, as well as with the interests of our shareholders.
We introduced our new compensation system in 2014 with a combination of performance-related incentives, including a short-term Annual Incentive and two new Long-Term Incentive plans with three-year performance-periods. For the first time in 2016, the three-year performance-period for the two Long-Term Incentive plans has concluded.
In the interests of shareholders and proxy advisors, while remaining compliant with the Ordinance against Excessive Compensation in Listed Companies, the Compensation Committee has worked to further enhance, on a voluntary basis, our compensation disclosures. Additional information has been provided on the process for setting compensation targets for the Executive Committee, and the payout outcomes affecting realized compensation of the CEO. We believe this is a meaningful way to illustrate the alignment of the Compensation Committee’s decisions on CEO pay for performance with our shareholders’ interests.
Engagement with shareholders
The Compensation Committee would like to acknowledge the strong shareholder support at the 2016 Annual General Meeting (AGM) for all compensation-related resolutions, and express appreciation for the opportunity to meet many of our shareholders during 2016 to discuss various compensation topics.
Based on their feedback, in 2016 the Compensation Committee continued to evaluate the effectiveness of our compensation programs and concluded that they are well aligned with our strategic objectives and business priorities. However, with the evolution of the healthcare industry both in Europe and the US, as well as the emergence of large US biotechnology companies, the Compensation Committee has introduced a revised global healthcare peer group for performance-periods starting in 2017. This revised peer group will be used as the primary benchmark for determining the compensation opportunities of the CEO and other key executives, and for evaluating relative Total Shareholder Return (TSR) performance and ranking under the LTRPP. Further detail is provided on page 136.
In 2016, to strengthen integrity and compliance across the company and in line with the expectations of our shareholders, the Compensation Committee held a joint meeting with the Risk Committee focused on doing business responsibly. The Committees endorsed new policies, systems and governance, including sales force compensation, to support the highest ethical conduct at all levels of the organization. While it will take time for the organization to truly embed our Values and Behaviors, the Board believes that these changes support our culture of delivering high performance with integrity and long-term sustainable value to shareholders.
2016 company performance
Novartis delivered in most of its key priority areas despite a challenging year. The company achieved solid financials absorbing US Gleevec loss of exclusivity. Operationally, in constant currencies, the company was slightly below its sales target, met its free cash flow target, and was below its net income target. Innovative Medicines delivered strong performance, Sandoz’s was solid, outperformed peers and gained market share, while Alcon negatively impacted consolidated results.
Novartis achieved several breakthrough innovations and drove the growth products including the successful launch of Cosentyx and the steady growth of Entresto following positive treatment guidelines in the US and Europe. Significant changes to the company structure were implemented effective from July 1, 2016 to improve effectiveness by increasing the scale of the key functions, while at the same time lowering costs. Important progress has also been made in embedding a culture of integrity. Compliance failures mainly related to legacy issues.
2016 CEO realized compensation
The Compensation Committee focused on the CEO’s performance compared to his financial and strategic objectives, our Values and Behaviors, and the overall performance of Novartis. The Compensation Committee used its judgment and support from an independent external compensation advisor to make decisions about individual compensation elements, variable compensation payouts (which can vary between 0%–200% of the target) and total compensation. Compensation Committee members also considered a variety of qualitative factors, including the business environment in which 2016 results were achieved.
— The CEO was awarded a 2016 Annual Incentive of CHF 2 835 010, representing 90% of target, based on a combination of our company’s performance and his own performance. Half of the Annual Incentive is delivered in cash, and the remainder in restricted share units with a three-year vesting period.
— The three-year performance-period for the two new Long-Term Incentive plans introduced in 2014 was completed in 2016. For the first – our Long-Term Performance Plan (LTPP) – following the assessment of performance against the three-year Novartis Cash Value Added (NCVA) and Group innovation targets, the Compensation Committee approved a payout of 112% of target for the CEO. For the second – our Long-Term Relative Performance Plan (LTRPP) – following the assessment of the Novartis three-year TSR against the Novartis global healthcare peer group, the Compensation Committee noted that Novartis ranked 10th out of 13 companies. Considering our TSR was flat in USD, and was up +15% in CHF, over the three-year performance-period 2014–2016, the Compensation Committee approved a payout of 20% of target.
In light of the above, 2016 CEO realized total compensation was CHF 10 556 685 including his fixed compensation, his 2016 Annual Incentive, and the vesting of his LTPP and LTRPP awards for the performance-period 2014–2016. The total LTPP and LTRPP payout was CHF 5 392 347 including CHF 528 346 of dividend equivalents accrued over the three-year performance-period.
2017 AGM
We will continue to exchange views with our shareholders in an atmosphere of trust and respect that promotes a collaborative dialogue. Shareholder engagement is critical to our long-term success, and the Compensation Committee is committed to continue meeting with our shareholders. In line with our Articles of Incorporation, shareholders will be asked to approve the total maximum amount of Board compensation from the 2017 AGM to the 2018 AGM, the Executive Committee compensation for financial year 2018, and to endorse this Compensation Report in an advisory vote.
On behalf of Novartis and the Compensation Committee, I would like to thank you for your continued support and feedback, which I consider extremely valuable in driving improvements in our compensation systems and practices. I invite you to send your comments to me at the following email address: investor.relations@novartis.com.

Respectfully,
Enrico Vanni, Ph.D.
Chairman of the Compensation Committee

Compensation at a glance

Executive Committee compensation
Executive Committee compensation system (pages 116–120)

Fixed compensation and benefits		Variable compensation			
	Annual base compensation	Pension and other benefits	Annual Incentive	Long-Term Performance Plan (LTPP)	Long-Term Relative Performance Plan (LTRPP)	
Purpose	Reflects associates' responsibilities, job characteristics, experience and skill sets	Establishes a level of security for associates and their dependents tailored to local market practices and regulations	Rewards performance against key short-term targets, and Values and Behaviors	Rewards long-term shareholder value creation and long-term innovation	Rewards relative total shareholder return	
Performance period	n/a	n/a	1 year	3 years	3 years	
Performance measures	n/a	n/a	Based on a payout matrix made up of: — Individual Balanced Scorecard, including financial targets and individual objectives — Assessed Values and Behaviors	Based on: — 75% Novartis Cash Value Added — 25% divisional long-term innovation milestones	Based on Novartis' relative total shareholder return vs. our peer group of global healthcare companies[1]	
Delivery (at the end of the performance period for variable compensation)	Cash	Country-specific	50% cash 50% deferred equity[2] (3-year holding of restricted shares/ restricted share units)	Equity (includes dividend equivalents)	Equity (includes dividend equivalents)	**Total variable compensation**
CEO variable opportunity[3]	n/a	n/a	Target: 150%	Target: 200%	Target: 125%[4]	Target: 475%
Other Executive Committee members' variable opportunity[3]	n/a	n/a	Target: 90–120%	Target: 140–190%	Target: 30–80%	Target: 260%–390%

Annual basecompensationPension and other benefitsAnnual IncentiveLong-Term Performance Plan(LTPP)Long-Term Relative Performance Plan (LTRPP)PurposeReflects associates'responsibilities,job characteristics, experience and skill setsEstablishes a level ofsecurity for associates and their dependents tailored to local market practices and regulationsRewards performance against key short-term targets, and Values and BehaviorsRewards long-term shareholder value creation and long-terminnovationRewards relative total shareholder returnPerformance periodn/an/a1 year3 years3 yearsPerformancemeasuresn/an/aBased on a payout matrix made up of:—Individual Balanced Scorecard, including financial targets and individual objectives—Assessed Valuesand BehaviorsBased on:—75% Novartis CashValue Added —25% divisional long-term innovationmilestonesBased on Novartis' relative total shareholder return vs. our peer group of global healthcare companies1Delivery (at the endof the performanceperiod for variablecompensation)CashCountry-specific50% cash50% deferred equity2 (3-year holding of restricted shares/restricted share units)Equity(includes dividend equivalents)Equity(includes dividendequivalents)Total variable compensationCEO variableopportunity3n/an/aTarget: 150%Target: 200%Target: 125%4Target: 475%Other Executive Committeemembers' variable opportunity3n/an/aTarget: 90-120%Target: 140-190%Target: 30-80%Target: 260%-390%1For the performance period 2016-2018, the companies in our global healthcare peer group consist of Abbott, AbbVie, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly & Co., GlaxoSmithKline, Johnson & Johnson, Merck & Co., Pfizer, Roche and Sanofi.2Executive Committee members may elect to receive more of their Annual Incentive in equity instead of cash.3The shown information represents the variable compensation opportunity as a percentage of annual base compensation. The payout range for each element is 0-200% of target.4Effective from the performance-period 2016-18 (previously 100%).
2016 CEO realized compensation (pages 124–126)
The following table provides a summary of the 2016 CEO realized compensation in relation to the performance periods ended December 31, 2016. We believe reporting realized compensation provides a meaningful way to transparently illustrate the alignment between the Compensation Committee’s decisions on CEO pay for performance and shareholders’ interests. In addition, this complements the disclosures required by the Ordinance against Excessive Compensation in Listed Companies (pages 129–135).
The CEO realized compensation includes the payouts, based on actual performance assessed, from the two Long-Term Incentive plans newly introduced in 2014 following the conclusion of their first three-year performance-period 2014–2016.
Annual basecompensationPension and other benefits2016 Annual IncentiveLong-Term Performance Plan(LTPP) 2014–20161Long-Term Relative Performance Plan (LTRPP) 2014–20161Total realizedcompensationJoseph Jimenez (CEO)2093417235911228350104950334442013105566851The shown amounts represent the underlying share value of the total number of shares vested (including dividend equivalents) to the CEO for the LTPP and LTRPP performance-period 2014-2016.2Includes an amount of CHF 4 336 for mandatory employer contributions for the CEO paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 1 144 673, and provides a right to the maximum future insured government pension benefit.
2017 Executive Committee compensation system (page 136)
The Executive Committee compensation system will remain unchanged in 2017 with the exception of a revised global healthcare peer group and corresponding LTRPP payout matrix.

Board compensation
2016 Board compensation system (page 137)
Delivery: 50% cash/50% equity (up to 100% equity at the option of each Board member)
(CHF)	Annual fee

Chairman of the Board	3 800 000

Board membership	300 000

Vice Chairman	50 000

Chairman of the Audit and Compliance Committee	120 000

Chairman of the following committees: — Compensation Committee — Governance, Nomination and Corporate Responsibilities Committee — Research & Development Committee — Risk Committee	60 000

Membership of the Audit and Compliance Committee	60 000

Membership of the following committees: — Compensation Committee — Governance, Nomination and Corporate Responsibilities Committee — Research & Development Committee — Risk Committee	30 000

2016 Board compensation (pages 138–140)
Amounts earned for financial year 2016
(CHF)	Cash	Equity	Other benefits [1]	Total

Chairman Dr. Joerg Reinhardt [2]	1 900 000	1 900 000	4 336	3 804 336

Other Board members active on December 31, 2016	1 625 000	2 540 000	12 147	4 177 147

Other Board members who stepped down at the 2016 AGM	27 500	27 500	579	55 579

Total	3 552 500	4 467 500	17 062	8 037 062 [3]

[1] Includes an amount of CHF 17 062 for mandatory employer contributions for all Board members paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 387 308, and provides a right to the maximum future insured government pension benefit for the Board member.

[2] The Chairman of the Board also received payment for the loss of other entitlements at his previous employer totaling EUR 2 665 051, staggered in three installments from 2014 to 2016. In January 2016, the Chairman of the Board received the third and final installment. No additional committee fees for chairing the Research & Development Committee were delivered to the Chairman of the Board.

[3] Please see page 139 for a reconciliation between the amount reported in this table and the amount approved by shareholders at the 2016 AGM to be used to compensate Board members for the period from the 2016 AGM to the 2017 AGM. The amount paid is within the maximum amount approved by shareholders.

2017 Board compensation system
The Board compensation system will remain unchanged in 2017.

Compensation governance
Governance and risk management (pages 141–142)
Decision on	Decision making authority

Compensation of Chairman and other Board members	Board of Directors

Compensation of CEO	Board of Directors

Compensation of other Executive Committee members	Compensation Committee

Executive Committee compensation risk management principles
— Rigorous performance management process
— Balanced mix of short-term and long-term variable compensation elements
— Matrix approach to performance evaluation under the Annual Incentive, including an individual Balanced Scorecard and assessed Values and Behaviors
— Performance-based Long-Term Incentives only, with three-year overlapping cycles
— All variable compensation is capped at 200% of target
— Contractual notice period of 12 months
— Post-contractual non-compete limited to a maximum of 12 months (annual base compensation and Annual Incentive of the prior year only)
— No severance payments or change-of-control clauses
— Clawback principles apply to all elements of variable compensation
— Share ownership requirements; no hedging or pledging of Novartis share ownership position

Executive Committee compensation philosophy and principles

Novartis compensation philosophy
Our compensation philosophy aims to ensure that the Executive Committee is rewarded according to its success in implementing the company strategy and to its contribution to company performance. The Executive Committee compensation system is designed in line with the following key elements:
Pay for performanceVariable compensation is tied directly to the achievement of strategic company targets.Shareholder alignmentA significant part of our incentives are equity-based. Also, the LTRPP rewards on the basis of relative total shareholder return.Balanced rewards to create sustainable valueMix of targets are based on financial metrics, innovation, individual objectives, Values and Behaviors, and performance vs. competitors.Business ethicsThe Values and Behaviors are an integral part of our compensation system.Competitive compensationCompensation competitive to relevant benchmarks ensures we are able to attract and retain the most talented global Executive Committee members.Target number of PSUsxPerformance factor=Realized PSUs+dividend equivalents
Alignment with company strategy
The Novartis strategy is to use science-based innovation to deliver better patient outcomes. We aim to lead in growing areas of healthcare focusing on innovative pharmaceuticals and oncology medicines, generics and biosimilars, and eye care. To align the compensation system with this strategy, and to ensure that Novartis is a high-performing organization over the long term, the Board of Directors determines specific, measurable and time-bound performance metrics for both the short-term Annual Incentive and the Long-Term Incentive plans. The targets include financial metrics such as sales, profit and cash flow, as well as non-financial metrics in areas such as quality, talent, integrity and reputation, which are reinforced by our Values and Behaviors. The CEO and the other Executive Committee members are compensated according to the extent to which the targets are achieved.
Executive Committee compensation benchmarking
To attract and retain key talent, it is important for us to offer competitive compensation opportunities.
The Compensation Committee reviews the competitiveness of the compensation of the CEO and Executive Committee members on a regular basis. For this purpose, the Compensation Committee uses benchmark data from publicly available sources, as well as reputable market data providers where appropriate. All data is reviewed and evaluated by the Compensation Committee’s independent advisor, who also provides independent research and advice regarding the compensation of the CEO and the other Executive Committee members.
While benchmarking information regarding executive pay is considered by the Compensation Committee, any decisions on compensation are ultimately based on the specific business needs of Novartis and on the executive’s experience, skill sets and performance.
Executives meeting their objectives are generally awarded target compensation in line with the market median benchmark for comparable roles within a peer group of global competitors in the healthcare industry. Our peer group is made up of companies that are similar in size to Novartis and that also have similar business models and needs for talent and skills. In the event of under- or over-performance by an executive, the actual compensation may be lower or higher than the benchmark median.

The Compensation Committee considers the global healthcare peer group the most relevant benchmark given the fierce competition within the pharmaceutical and biotechnology industries for top executive talent with deep expertise and competences. The composition of the peer group accurately reflects the competitive landscape of Novartis. Although Novartis is headquartered in Switzerland, more than a third of sales come from the US market and the US will remain a significant recruitment talent pool for the company (e.g., all current Executive Committee members have extensive experience with the US). In addition to providing a benchmark for compensation, the global healthcare peer group is used to evaluate relative total shareholder return (TSR) performance and ranking under the Long-Term Relative Performance Plan (LTRPP), as a reference point for pay and performance alignment as well as for compensation plan design and practices.
Global healthcare peer group for 20161AbbottAbbVieAmgenAstraZenecaBristol-Myers SquibbEli Lilly & Co. GlaxoSmithKlineJohnson & JohnsonMerck & Co.PfizerRocheSanofi1This global healthcare peer group is used as the basis for the TSR comparator group featured in the LTRPP for the performance periods 2014-2016, 2015-2017 and 2016-2018.
The Compensation Committee reviews the companies in our global healthcare peer group annually and considers adjustments over time in line with the evolution of the competitive environment in the healthcare industry.
Following the latest review, the Compensation Committee approved changes to the global healthcare peer group for 2017 onwards, which are reflected on page 136.
The Compensation Committee also uses a cross-industry peer group of European-headquartered multi national companies as an additional reference point to assess regional pay practices and trends. These companies were selected on the basis of comparability in size, scale, global scope of operations, and economic influences to Novartis. This European cross-industry peer group is comprised of five global companies focusing exclusively on healthcare – AstraZeneca, GlaxoSmithKline, Novo Nordisk, Roche and Sanofi – and 10 companies selected from the STOXX® All Europe 100 Index representing all sectors (excluding financial services, energy and utilities, apparel, media, and real estate investment trusts): Anheuser-Busch, Bayer, BMW, Daimler, Danone, Heineken, L’Oréal, Merck KgaA, Nestlé and Unilever.
Novartis comparison to peer group median
Against the global healthcare peer group, Novartis is among the largest in key dimensions including market capitalization, sales and operating income. The table below compares our market capitalization, sales and operating income to the median market capitalization, sales and operating income for our global healthcare peer group.
(USD billions)	Novartis	Median of global healthcare peer group for 2016 [3]

Market capitalization [1]	172.0	103.0

Net sales [2]	48.5	30.8

Operating income [2]	8.3	7.0

[1] Market capitalization at December 31, 2016 is calculated based on the number of shares outstanding (excluding treasury shares).
[2] Continuing operations
[3] Data source: Bloomberg database; most recently disclosed (as of January 18, 2017) trailing 12-month net sales and operating income.

2016 Executive Committee compensation system

The 2016 Executive Committee compensation system consists of the following components:
Fixed compensation and benefitsAnnual base compensationPension and other benefitsVariable compensationAnnual IncentiveLong-Term Performance Plan (LTPP)Long-Term Relative Performance Plan (LTRPP)
Fixed compensation and benefits
Annual base compensation
The level of annual base compensation reflects each associate’s key responsibilities, job characteristics, experience and skill sets. It is paid in cash, typically monthly.
Annual base compensation is reviewed regularly, and any increase reflects merit based on performance, as well as market movements.
Pension and other benefits
The primary purpose of pension and insurance plans is to establish a level of security for associates and their dependents with respect to age, health, disability and death. The level and scope of pension and insurance benefits provided are country-specific, influenced by local market practices and regulations.
Company policy is to change from defined benefit pension plans to defined contribution pension plans. All major pension plans have now been aligned with this policy as far as reasonably practicable. Please also see Note 25 to the Group’s audited consolidated financial statements (page 226).
Novartis may provide other benefits in a specific country – such as a company car, and tax and financial planning services – according to local market practices and regulations. Executive Committee members who have been transferred on an international assignment also receive benefits (such as tax equalization) in line with the company’s international assignment policies.
Variable compensation
Annual Incentive
For the Annual Incentive of the CEO and other Executive Committee members, a target incentive is defined as a percentage of annual base compensation at the beginning of each performance year. The target incentive is 150% of annual base compensation for the CEO, and ranges from 90% to 120% for the other Executive Committee members. It is delivered half in cash and half in equity deferred for three years.
The formula for the target Annual Incentive is outlined below.
Annual Incentive formula
Annual base compensationTarget incentive %Target Annual Incentive value
Performance measures
The Annual Incentive payout is based on a matrix made up of two elements: a balanced scorecard and our Values and Behaviors, which are described in more detail below.
Balanced Scorecard
The first element used to determine the payout of the Annual Incentive is a balanced scorecard within which Group, divisional or unit targets are weighted 60%, and individual objectives are weighted 40%. For more details on the target-setting and performance management process, please refer to pages 121–122.

Group, divisional and unit targets
Within the Group, divisional and unit targets, each measure is weighted individually. The CEO and corporate function heads share the same Group financial targets (further described below). In place of the Group targets, division and business unit heads have targets that include divisional or business unit sales, operating income, free cash flow as a percentage of sales, and market share of peers. Organizational unit heads have financial and non-financial targets specific to their organization. The Board of Directors sets the Group, divisional and unit targets at the start of each performance year in constant currencies, where applicable, and evaluates achievement against these targets at the end of that year.
Individual objectives
Individual objectives differ for each Executive Committee member depending on their responsibilities, and may include additional financial and non-financial targets. Examples of additional financial targets are implementation of growth, productivity and development initiatives. Non-financial targets may include leadership as well as people and talent management, workforce diversity, quality, social initiatives such as access to medicines, and ethical business practices.
By way of illustration, the balanced scorecard measures used for the CEO in 2016 are set out in the table below.
2016 balanced scorecard measures used for the CEO
Performance measures	Weight	Breakdown of performance measures

Group financial targets	60%	Group net sales Corporate net result Group net income Group free cash flow as % of sales

CEO individual objectives	40%	Additional financial targets (e.g., EPS) Innovation and growth Cross-divisional synergies High-performing organization

Overall total	100%

Our Values and Behaviors
The second element used to determine the payout of the Annual Incentive ensures that the performance of all Novartis associates, including Executive Committee members, is achieved in line with our Values and Behaviors. Associates are held accountable to demonstrate innovation, quality, collaboration, performance, courage and integrity. All Novartis associates are expected to live up to these on a daily basis, and to align and energize other associates to do the same. Detailed descriptors are used to assess performance against our Values and Behaviors.
Performance evaluation and payout determination
Following a thorough review of the two elements that compose the Annual Incentive – performance against the balanced scorecard objectives and an assessment against our Values and Behaviors – a rating from 1 to 3 is assigned to each.
The following payout matrix shows how the Annual Incentive performance factor is derived using a combination of performance against the balanced scorecard and demonstration of our Values and Behaviors. The Board of Directors for the CEO, and the Compensation Committee for the other Executive Committee members, determine the final payout factor, taking into account the ranges shown. Payouts are capped at 200% of target.
2016 Annual Incentive payout matrix
% PayoutPerformance vs. Balanced ScorecardExceeding expectations360 – 90%130 – 160%170 – 200%Meetingexpectations20 – 70%90 – 120%130 – 160%Partially meetingexpectations10%0 – 70%60 – 90%123Partially meeting expectationsMeetingexpectationsExceedingexpectationsValues and Behaviors assessment
The payout matrix for the Annual Incentive equally recognizes performance against the objectives in the balanced scorecard and demonstration of our Values and Behaviors.

Form and delivery of the award
The Annual Incentive is paid 50% in cash in the first quarter of the year following the performance-period, and 50% in Novartis restricted shares or restricted share units (RSUs) that are deferred and vest after three years. Each restricted share is entitled to voting rights and payment of dividends during the vesting period. Each RSU is equivalent in value to one Novartis share but does not carry any dividend, dividend equivalent or voting rights. Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or American Depositary Receipts (ADRs).
If a participant leaves Novartis due to voluntary resignation or misconduct, unvested restricted shares and RSUs are forfeited. The Board of Directors and the Compensation Committee retain accountability for ensuring that the plan rules are applied correctly, and for determining whether a different treatment should apply in exceptional circumstances. This is necessary to ensure that the treatment of any award in the event of cessation of employment is appropriate.
Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or ADRs (US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US-deferred compensation plan.
Long-Term Incentive plans
Novartis operates two Long-Term Incentive plans (the Long-Term Performance Plan and the Long-Term Relative Performance Plan) for the Executive Committee members, which are granted under the same plan rules, differing only with respect to the performance conditions applied.
Grant of Long-Term Incentive plans
At the beginning of every performance-period, Executive Committee members are granted a target number of performance share units (PSUs) under each of the Long-Term Incentive plans according to the following formula:
STEP 1Annual base compensationTarget incentive %Grant valueSTEP 2Grant valueShare priceTarget number of PSUs
Vesting of Long-Term Incentive plans
At the end of the three-year performance-period, the Compensation Committee adjusts the number of PSUs realized based on actual performance.
Long-Term Incentive plans payout formula
Target number of PSUsxPerformance factor=Realized PSUs+dividend equivalents
The performance factor can range from 0% to 200% of target. Each realized PSU is converted into one Novartis share at the vesting date. PSUs do not carry voting rights, but do accrue dividend equivalents that are reinvested in additional PSUs and delivered at vesting to the extent that performance conditions have been met. In the US, awards may also be delivered in cash under the US-deferred compensation plan.
If a participant leaves Novartis due to voluntary resignation or termination by the company for misconduct, none of the awards vest. When a member is terminated by the company for reasons other than performance or conduct, the award vests on a pro-rata basis for time spent with the company during the performance-period. In such a case, the award will vest on the regular vesting date (no acceleration), will be subject to performance should an evaluation be possible, and will also be subject to other conditions such as observing the conditions of a non-compete agreement. Executives leaving Novartis due to approved retirement, including approved early retirement, death or disability, will receive full vesting of their award on the normal vesting date (acceleration will only apply in the case of death). The award will be subject to performance, should an evaluation be possible, and will also be subject to other conditions such as observing the conditions of a non-compete agreement. Further details can be found in Note 26 to the Group’s audited consolidated financial statements (page 229).
The Board of Directors and the Compensation Committee retain accountability for ensuring that the plan rules are applied correctly, and for determining whether different treatment should apply in exceptional circumstances. This is necessary to ensure that the treatment of any award in the event of cessation of employment is appropriate.

Long-Term Performance Plan (LTPP)
This is the first of the two Long-Term Incentive plans.
Overview
The LTPP, as described below, was granted for the first time to the CEO and other Executive Committee members in 2014, and the first payout under this plan for performance-period 2014–2016 is disclosed on page 127. The LTPP target incentive is 200% of annual base compensation for the CEO, and ranges from 140% to 190% for the other Executive Committee members.
Performance measures
Awards under the LTPP are based on three-year performance objectives and split as follows:
MeasureCEO, corporate function and certain organizational unit headsCommercial division and unit heads, and head of research unit75% financialNovartis Cash Value Added100% Group25% innovationUp to 10 key innovation milestonesWeighted average of divisional/unit performance100% divisional/unit performance
Financial measure (Novartis Cash Value Added): 75% of LTPP
The Novartis Cash Value Added (NCVA) is a metric that incentivizes sales growth and margin improvement as well as asset efficiency. A summary of the calculation is below.
Calculation formula for NCVA
in constant currenciesOperating income+ Amortization, impairments and adjusting for gains/losses from non-operating financial assets–  Taxes–  Capital charge (based on WACC1) on gross operational assets= NCVA21WACC = weighted average cost of capital2NCVA = (cash flow return on investment % – WACC1) x gross operational assets
The NCVA targets are determined considering expected growth rates in sales, operating income, and return from invested capital (under foreseen economic circumstances).
At the end of the performance-period, the NCVA performance factor is calculated using results in constant currencies. The NCVA performance factor is based on a 1:3 payout curve, where a 1% deviation in realization versus target leads to a 3% change in payout (for example, a realization of 105% leads to a payout factor of 115%). Accordingly, if performance over the three-year vesting period falls below 67% of target, no payout is made for this portion of the LTPP. If performance over the three-year vesting period is above 133% of target, payout for this portion of the LTPP is capped at 200% of target.
The calculated performance realization is adjusted for unplanned major events during the performance-period (e.g., significant merger and acquisition transactions).
Innovation measure: 25% of LTPP
Innovation is a key element of the Novartis strategy. Divisional and unit innovation targets are set at the beginning of the performance-period, comprised of up to 10 target milestones that represent the most important research and development project milestones for each division and unit. These milestones are chosen because of the expected future impact to Novartis in terms of potential revenue, or due to their qualitative potential impact to science, medicine, and the treatment or care of patients.
A payout matrix has been established for this metric that allows a 0–150% payout for the achievement of target milestones. A 150–200% payout may be awarded for extraordinary additional achievement. The CEO and corporate function heads receive the weighted average of divisional and unit innovation payouts.
The Research & Development Committee assists the Board of Directors and the Compensation Committee in setting the innovation targets and reviewing achievements at the end of the performance-period.

Long-Term Relative Performance Plan (LTRPP)
This is the second of the two Long-Term Incentive plans.
Overview
The LTRPP was granted for the first time to the CEO and other Executive Committee members in 2014, and the first payout under this plan for performance-period 2014–2016 is disclosed on page 128. As of 2016, the target incentive is 125% of annual base compensation for the CEO (a 25 percentage-point increase from 2015), and ranges from 30% to 80% for the other Executive Committee members.
Performance measure
The LTRPP is based on the achievement of long-term relative TSR versus the global healthcare peer group over rolling three-year performance-periods. TSR is calculated in USD as share price growth plus dividends over the three-year performance-period. The calculation is based on Bloomberg standard published TSR data, which is publicly available.
The peer group for the 2016–2018 performance-period is the same as for benchmarking the compensation of the CEO and other Executive Committee members and is comprised of: Abbott, AbbVie, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly & Co., GlaxoSmithKline, Johnson & Johnson, Merck & Co., Pfizer, Roche and Sanofi.
At the end of the performance-period, all companies are ranked in order of highest to lowest TSR, and the position in the peer group determines the payout range as follows:
LTRPP payout matrix
Position in peer group	Payout range

Positions 1–3	160–200%

Positions 4–6	100–140%

Positions 7–10	20–80%

Positions 11–13	0%

The Compensation Committee uses its discretion to determine the payout factor within the ranges shown, and takes into consideration factors such as absolute TSR, overall economic conditions, currency fluctuations and other unforeseeable situations. The Compensation Committee believes that the LTRPP payout matrix is aligned with the company’s pay-for-performance principle, including a very significant reduction in the actual payout relative to target payout if the company’s TSR is below the median of the peer group. The LTRPP payout matrix is aligned with practices at the companies in our global healthcare peer group.
Target disclosure
To allow shareholders to assess the link between company performance and compensation, Novartis is committed to disclosing in the Compensation Report the targets of our compensation programs at the end of each performance-period – including judgment used in assessing actual performance versus targets. In line with this principle, the targets and achievements of the CEO for the 2016 Annual Incentive, the LTPP and the LTRPP for the performance-period 2014–2016 can be found on pages 124–126.
This approach is proposed to our shareholders given that disclosing our short- and long-term targets under our compensation programs before the end of the relevant performance-period would give substantial insight into the company’s confidential, forward-looking strategies, and could therefore place the company and its shareholders at a competitive disadvantage.

Executive Committee performance management process

To foster a high-performance culture, the company applies a uniform performance management process worldwide based on quantitative and qualitative criteria, including our Values and Behaviors. Novartis associates, including the CEO and other Executive Committee members, are subject to a formal three-step process.
Objective settingPerformance evaluationCompensation determination
CEO objective setting
This section describes the objective-setting process to determine the stretch targets of our Annual Incentive plan and the LTPP. No objective setting is required for the LTRPP.
individual targets of the CEO annual incentive
The CEO discusses his individual objectives for the coming year directly with the Chairman of the Board of Directors prior to the start of the performance-period. The Chairman reviews the CEO’s individual objectives before they are discussed and approved by the Board of Directors. The agreed individual objectives are also part of the CEO’s balanced scorecard and laid out as Novartis priorities for the coming year.
GRoup financial targets of the CEO annual incentive and ltpp
The Board of Directors and the Compensation Committee use a rigorous process to establish Group financial targets for the Annual Incentive and the LTPP. The objective-setting process for Group financial targets begins with bottom-up input from our commercial and organizational divisions and units by country and brands. The bottom-up input process takes into account both internal and external market and regulatory factors, such as new product launches, patent expiries, pricing pressures, changes in the healthcare environment, investments in capital expenditure, and resource allocation decisions. The Group financial targets support our ambition to be a leader in the healthcare industry without encouraging unnecessary or excessive risk taking, while being fully in line with Group compliance, conduct and accounting standards.
The financial targets are reviewed and challenged at the country, regional and Group levels as well as by the Executive Committee before they are proposed in December – prior to the start of the performance-period – to the Board of Directors.
The Board of Directors reviews and assesses the proposed financial targets in detail to ensure that they are set at levels that are sufficiently and appropriately challenging. This review takes into account a variety of relevant information including internal business plans, external market consensus, strategic choices to be made by the company, and industry expectations for the companies of our global healthcare peer group. Following this thorough review by the Board of Directors, the final objectives are approved early in the year and incorporated into the CEO Annual Incentive balanced scorecard and the LTPP.
Innovation targets of LTPP
Each year, the divisions and units evaluate their long-term strategic plans to develop recommendations for innovation targets that are focused on challenging milestones of critical importance to the long-term success of the business, and that should be the best- or first-in-class development projects that can significantly advance treatment outcomes for patients worldwide. These targets are presented by the Global Head of Drug Development and Chief Medical Officer for Novartis as well as the President of the Novartis Institutes for BioMedical Research (NIBR) at a joint meeting of the Research & Development Committee and the Compensation Committee. Both Committees review, discuss and challenge the targets before they are finalized and approved by the Board of Directors. The innovation targets of the LTPP are largely aligned with the major development projects outlined in the pipeline schedule of the Annual Report (see page 52).
CEO performance evaluation
The Board of Directors periodically assesses Group business performance, as well as the CEO’s progress against his objectives and incentive plan targets. At the mid-year performance review, the performance of the CEO is reviewed by the Chairman of the Board of Directors.
For the year-end review, the CEO prepares and presents to the Chairman of the Board of Directors, and later to the full Board of Directors, the actual results against the previously agreed-upon objectives, taking into account the financial results as well as an assessment against our Values and Behaviors. At the year-end review, the Board of Directors discusses the performance of the CEO without him being present. The Board of Directors evaluates the degree to which the set objectives have been achieved and – to the extent possible – compares these results with peer industry companies, taking into account general economic and financial criteria as well as industry developments. The Board of Directors later shares its assessment with the CEO.

CEO compensation determination
As part of the review of CEO compensation, the Compensation Committee considers a competitive analysis of CEO target compensation prepared by its independent advisor and, based on competitive factors as well as individual and company performance, determines any recommendations for changes to target compensation for the coming year.
At its January meeting, following a recommendation from the Compensation Committee, the Board of Directors approves the CEO’s variable compensation for the prior performance-periods and the target compensation for the coming year. This meeting takes place without the CEO being present. The Board of Directors later shares its decisions with the CEO.
Performance management process for the other Executive Committee members (excluding the CEO)
The other Executive Committee members propose the financial and non-financial targets for their division or unit for review, challenge and approval by the CEO and, subsequently (as previously described), by the Board of Directors and Compensation Committee. In addition, each Executive Committee member agrees on individual objectives with the CEO, who also reviews each member’s performance at mid-year and year-end.
Following the year-end evaluation, the CEO meets with the Chairman of the Board of Directors, who reviews the performance of each Executive Committee member. Subsequently, the CEO presents and discusses at the Board of Directors meeting the recommended performance rating for each Executive Committee member.
Shortly after year-end, the CEO proposes a payout for the Annual Incentive for each Executive Committee member based on the performance ratings and corresponding to the payout matrix. The Compensation Committee discusses each member’s performance with the CEO and approves the Annual Incentive payouts for the prior year as well as any changes to target compensation for the coming year. The Compensation Committee informs the Board of Directors of its final decisions, and the CEO later shares these decisions with each Executive Committee member.
Assessment of Values and Behaviors at Novartis
Values and Behaviors have been an integral part of the company’s compensation system since its foundation. In 2015, to reinforce the culture of the company, Novartis rolled out six new Values and Behaviors – which are innovation, quality, collaboration, performance, courage and integrity.
What we value	Observed behaviors

Innovation
Experiment and deliver solutions	— Experiment and encourage others to do so — Take smart risks that benefit patients and customers — Deliver new solutions with speed and simplicity

Quality
Take pride in doing ordinary things extra- ordinarily well	— Look for better ways to do things — Do not compromise on quality and safety; strive for excellence — Always work on your strengths and weaknesses

Collaboration
Champion high-performing teams with diversity and inclusion	— Champion working together in high-performing teams — Know yourself and your impact on others — Welcome diversity and inclusion of styles, ideas and perspectives

Performance
Prioritize and make things happen with urgency	— Show passion to achieve goals; go the extra mile — Put team results before your own success; acknowledge the contributions of others — Prioritize, make decisions, and make things happen with urgency

Courage
Speak up, and give and receive feedback	— Speak up and challenge the norm — Acknowledge when things do not work; learn — Give and accept constructive feedback

Integrity
Advocate and apply high ethical standards every day	— Operate with high ethical standards — Be humble and caring, and show trust, respect and empathy to others — Live by the Code of Conduct even when facing resistance or difficulties

These values are embedded in all aspects of employees’ lives at Novartis, including recruitment, development and promotions; performance assessments through 360-degree evaluations and organizational employee surveys; and Annual Incentive awards; to measure individual and organizational performance against our values. As part of the Annual Incentive award process, training programs and toolkits were established to evaluate behavior related to the six new values. They are one of the elements used to assess associates’ performance.
In 2015 and again in 2016, we further improved the framework for measuring individual performance against our values, ensuring that fair, objective assessments can be made in a uniform way across all levels of the organization. The assessment is part of a rigorous management process review in which observed Values and Behaviors are evaluated based on globally-defined principles. The assessment initially takes place during a discussion between associates and line managers, followed by a calibration and validation at multiple levels of the organization to allow for a fair, consistent, objective and transparent evaluation. During the calibration sessions, line managers share the proposed ratings of their direct reports with management peers to ensure all apply a common framework, and they seek input and feedback on observed behaviors.
The Values and Behaviors assessments for the CEO and other Executive Committee members are made and calibrated by the Board of Directors.

2016 CEO compensation

This section provides information on the CEO target compensation followed by the 2016 CEO realized compensation on a voluntary basis.
1. 2016 CEO target compensation
Following a competitive analysis of the CEO’s compensation and an evaluation of the CEO’s performance in 2015, the Compensation Committee approved an increase in the CEO’s target compensation effective for 2016. The target compensation is the amount that the CEO is eligible to receive if there is 100% achievement of all short-term and long-term targets for the respective performance-periods, excluding any dividend equivalents and share price movement.
Among other things, the Compensation Committee considered that the CEO’s target compensation had not been increased in three years and that his compensation was falling further below the median level of our global healthcare peer group. In recognition of this, the Compensation Committee approved:
— An increase in annual base compensation from CHF 2 060 500 to CHF 2 100 000 with effect from March 1, 2016
— A 25 percentage-point increase in CEO LTRPP target from 100% to 125% of annual base compensation as from the 2016–2018 performance-period to increase the competitiveness of the CEO’s target total compensation versus peers through the incentive vehicle most aligned to shareholders’ interests
In 2016, at target value, the CEO’s compensation included Annual Incentive at 150%, LTPP at 200% and LTRPP at 125% of annual base compensation. The payout range for all of these plans can vary between 0%–200% of the target. Therefore the total target compensation for the CEO is CHF 12 075 000 and can range from a minimum of CHF 2 100 000 to a maximum of CHF 22 050 000 (excluding pension and other benefits, any share price movements and any accrued dividend equivalents), based on the extent to which financial and strategic objectives for payout of short-term Annual Incentive and Long-Term Incentive plans are achieved. As a result, the 2016 CEO’s compensation at target was comprised of 19% fixed compensation (i.e. annual base compensation, pension and other benefits), 26% Annual Incentive, and 55% Long-Term Incentives.

2. 2016 CEO realized compensation
This section provides a detailed summary and breakdown by component of the total realized compensation of the CEO in relation to the performance-periods ended December 31, 2016. This includes, for the first time, reporting of CEO realized total compensation in a single table.
To give context to the 2016 CEO realized compensation, within this section, we include details of the CEO’s achievements against his balanced scorecard targets along with the achievements under the LTPP (NCVA and Group Innovation) and LTRPP for the performance-period 2014–2016.
Reporting compensation at realized value in this way provides enhanced transparency to shareholders of the CEO’s compensation. We also consider that this approach is an important method of demonstrating the alignment between the Compensation Committee’s decisions on CEO pay for performance and shareholders’ interests.
2016 CEO realized total compensation breakdown
The Compensation Committee believes it is critical to assess performance against a mix of targets (both short-term and long-term) for compensation-related purposes to reflect the full operational performance of the organization and to ensure that results are delivered with high integrity and long-term financial sustainability. The Compensation Committee uses its judgment when determining final compensation outcomes and any discretionary adjustments, positive or negative.
The CEO’s 2016 realized total compensation was CHF 10 556 685. This amount is comprised of 2016 annual base compensation, pension and other benefits, Annual Incentive and, for the 2014–2016 performance-period, the vesting of his LTPP and LTRPP awards including accrued dividend equivalents.
A detailed breakdown by component of the 2016 CEO realized compensation is set out below.
Annual base compensation
The CEO annual base compensation paid in 2016 was CHF 2 093 417 (representing a 1.6% increase from 2015).
Pension and other benefits
The CEO received pension benefits of CHF 160 283 and other benefits of CHF 75 628 during 2016.
Annual Incentive
Given the 2016 CEO balanced scorecard and assessed Values and Behaviors, the Annual Incentive award was CHF 2 835 010.
Following the performance evaluation of the CEO by the Board of Directors, the Compensation Committee thoroughly reviewed the assessment against the previously agreed objectives as set out in the 2016 CEO balanced scorecard (see following page).
In reaching its recommendation to the Board of Directors on the CEO’s 2016 Annual Incentive payout factor of 90% (which was subsequently approved by the Board of Directors), the Compensation Committee recognized that overall he met expectations, was successful in achieving significant milestones in innovation, and that Novartis met its free cash flow target while it was slightly below its sales target in a year of absorbing Gleevec US LOE. Group net income was below target mainly due to Alcon performance.
Among the major achievements in 2016 were Cosentyx reaching blockbuster status, Gilenya delivering double digit growth, Sandoz biopharmaceuticals reaching USD 1 billion of sales, and Entresto receiving positive treatment guidelines in the US and Europe.

2016 CEO Balanced Scorecard
The Annual Incentive performance is measured in constant currencies to reflect the operational performance that can be influenced.
Performance metrics for continuing operationsTarget1Achievement vs. target(weight)(in constant currencies)Groupfinancial targets(60%)Group net sales (30%)|USD49540 m|Slightly belowCorporate net result2 (20%)|USD 1675m|Slightly aboveGroup net income (30%)|USD7203m|BelowGroup free cash flow as % of sales (20%)|18.8%|At targetAchievement of Group financial targetsSlightly belowIndividualobjectives(40%)Additional financial targets for continuing operationsBelowIn constant currencies, core operating income and EPS were below target. Core EPS was slightly below. Divisional share of peers (Innovative Medicines and Sandoz) were ahead of target while Alcon was behind. Innovation and growth|ExceededThe company continued to strengthen its pipeline, with the NIBR unit producing 13 new Proof of Concepts (above target). In total, Novartis secured 14 approvals in Innovative Medicines, as well as 15 major submissions. Progress was made with the biosimilars pipeline at Sandoz, with the FDA approval of Etanercept and filing of Rituximab with the EMA. LEE011 (ribociclib) achieved FDA breakthrough therapy designation. Growth Products contributed USD17.1 billion or 35% of net sales, up 20% (USD) over the prior year. Cosentyx was ahead of target, and reached blockbuster status. Entresto continued to grow steadily following positive treatment guidelines in the US and Europe.Cross-divisional synergies|At targetIn January 2016, Novartis announced plans to further focus its divisions to better leverage our development and marketing capabilities. Novartis Business Services (NBS) continued to leverage the global scale of Novartis to streamline and consolidate operations. Novartis Technical Operations completed the organizational integration including a more efficient utilization of functional capabilities and resources. Novartis completed the creation of its new Global Drug Development (GDD) organization to further streamline drug development. A total of 38000 associates realigned to new business organizations with effect from July 1, 2016 with minimal business disruption. All these actions will increase the productivity of the company and provide a solid foundation for the future growth and profitability of Novartis.High-performing organization (e.g., quality, talent)|At targetNovartis continues to proactively drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. Compliance issues which were uncovered and remediated mainly related to legacy failures. A total of 206 global health authority inspections were completed in 2016, 26 of which were conducted by the FDA. All but 4 out of 206 inspections were deemed good or acceptable. Corrective and preventative actions to address all observations have been defined and are being implemented. In 2016, Novartis combined several innovative Access programs into a single portfolio under unified leadership. The Group was successful in filing approximately three quarters of its Novartis Top Leader roles (the company’s 360 most senior executives) internally. Women in management increased to 42% and Novartis continues to be recognized in the market for its efforts in diversity and inclusion. Our Values and Behaviors continued to progress in employee pulse surveys and have been embedded in all aspects of associates’ lives at Novartis and significant progress has been made in embedding a culture of integrity in a sustainable way.Achievement of individual objectivesAt target1The target was set using July 2015 forward currency exchange rates.2Includes corporate cost, income from associated companies, net financial income and income taxes.
As a result of the CEO’s achievements as described above, a payout factor of 90% was approved for the CEO and the value of his 2016 Annual Incentive award was determined as follows:
	Annual base compensation[1] CHF thousands	x	Target incentive % of annual base compensation	x	Performance factor % of target	=	Final award CHF thousands

2016 Annual Incentive	2 100	x	150%	x	90%	=	2 835 [2]

[1] As per plan rules, the Annual Incentive is calculated based on the annual base compensation effective March 1, 2016
[2] 50% of the Annual Incentive is paid in cash and the other 50% as 19 867 RSUs, which have a three-year vesting period.

Outcome of the LTPP performance-period 2014–2016
The LTPP payout for the CEO for performance-period 2014–2016 is CHF 4 950 334, including CHF 485 037 of dividend equivalents. The LTPP payout factor for the CEO was 112% based on the outcome of the performance objectives below.
MeasureWeightTargets and achievementsNovartis Cash Value Added(NCVA)75%Over the three-year performance period, 2014 to 2016, Novartis performed 4.4% ahead of the USD10.1 billion NCVA target in constant currencies. This was mainly due to over achievements in the beginning of the performance-period driven by stronger than anticipated performance of Gleevec and the successful launch of Cosentyx. NCVA was negatively impacted by Alcon underperformance at the end of the cycle. Overall this corresponded to a payout of 113% following the application of the 1:3 payout curve. In arriving at the NCVA performance score, the Compensation Committee excluded, as a major item, the favorable impact from lower cost of capital.GroupInnovation25%Novartis delivered strong innovation performance over the period 20142016 despite usual attrition rates inherent to pharmaceutical drug development. The majority of innovation targets were achieved by our divisions and units many of which will have a significant positive impact for both the company and patient outcomes. The company successfully achieved major innovation milestones, including Entresto (approved in the US and the EU), Cosentyx (approved for AS and PsA in EU and in the US) and submissions of biosimilar etanercept and pegfilgrastim. Zarxio (filgrastim) was the first biosimilar approved in the US under the BPCIA pathway. Based on the evaluation performed by the R&D Committee, the Board of Directors approved, in line with a recommendation from the Compensation Committee, a payout factor for group innovation of 107% applicable to the CEO. This corresponds to the weighted average of divisional and unit innovation payouts.
Outcome of the LTRPP performance-period 2014–2016
The LTRPP payout for the CEO for performance-period 2014–2016 is CHF 442 013, including CHF 43 309 of dividend equivalents. The LTRPP payout factor applicable to the CEO was 20% based on Novartis TSR rank position, in USD, being 10th in the comparator group of 13 healthcare companies (Novartis and 12 other companies).
In USD our TSR was flat for the three-year period 2014–2016 while in CHF TSR was up +15%. In reaching its decision on the payout factor, the Compensation Committee exercised its discretion within the boundaries of the LTRPP payout matrix (see page 120) and decided that the minimum of the payout range should apply.
2016 CEO realized total compensation table
The following table is newly introduced to aid shareholders’ understanding of 2016 realized total compensation of the CEO. It reports, the aggregate fixed and variable compensation in the year, including the LTPP and the LTRPP payouts for performance-period 2014–2016 following their respective completed performance assessments.
Equity relating to the 2016 Annual Incentive is disclosed using the underlying value of Novartis shares on the date of grant, while the realized value for the LTPP and LTRPP payouts (including dividend equivalents) is calculated using the share price on the date of vest. In both cases the applicable date is January 17, 2017 and the share price was CHF 71.35 per Novartis share.
		2016 base compensation	2016 pension benefits	2016 Annual Incentive		Realized LTPP 2014–2016 period	Realized LTRPP 2014–2016 period	Other 2016 compensation	Total realized compensation

	Currency	Cash (amount)	Amount [1]	Cash (amount)	Equity (value at grant date) [2]	Shares (value at vesting date) [3]	Shares (value at vesting date) [3]	Amount [4]	Amount [5]

Joseph Jimenez (CEO)	CHF	2 093 417	160 283	1 417 500	1 417 510	4 950 334	442 013	75 628	10 556 685

[1] Includes service costs of pension and post-retirement healthcare benefits accumulated in 2016, in accordance with IAS19. It also includes an amount of CHF 4 336 for mandatory employer contributions for the CEO paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 1 144 673, and provides a right to the maximum future insured government pension benefit.

[2] The portion of the Annual Incentive delivered in RSUs is rounded up to the nearest share.
[3] For the performance-period 2014-2016, the accrued dividend equivalent amounts were CHF 485 037 and CHF 43 309 respectively for the LTPP and the LTRPP.
[4] Includes any other perquisites and benefits in kind.
[5] All amounts are before deduction of the employee's social security contribution and income tax due by the CEO.
2015 CEO realized compensation
It should be noted that a direct year over year comparison to the 2016 realized compensation is not possible given the changes made in 2014 to our Long-Term Incentive plans from the Old LTPP (OLTPP) to the LTPP and LTRPP, and the fact that OLTPP awards did not accrue dividend equivalents.
However, using the 2016 methodology for reporting realized compensation, the CEO’s 2015 realized total compensation is calculated as CHF 10 911 330 (with no dividend equivalents accrued, per the OLTPP rules), including CHF 5 496 351 OLTPP payout for the performance-period 2013–2015.

CEO and other Executive Committee members’ 2014–2016 Long-Term Incentive plans vesting

Overview
In this section, the tables reconcile the target values at grant date with the total value of shares delivered to the CEO and other Executive Committee members (including dividend equivalents) following the vesting of the first performance-period 2014–2016 for the LTPP and the LTRPP respectively. Details of the LTPP and the LTRPP can be found on pages 118–120.
We recognize the importance to our shareholders of being able to easily reconcile the payout of our Long-Term Incentive plans against the original amounts granted. It allows an assessment of pay for performance decisions by the Compensation Committee.
The Long-Term Incentive plans’ payout outcomes for the other Executive Compensation members is determined using an approach closely aligned to the methodology used for the CEO described on page 126. For the LTPP, the NCVA measure applies to the other Executive Committee members as it does for the CEO. However, the innovation measure is specific to the performance of the respective division or unit. To determine the LTRPP payout, the same principles apply as for the CEO.
Payout schedule for the LTPP performance-period 2014–20161
	PSUs at grant			Shares delivered at vesting

	PSUs (target number)	PSUs (target value at grant date) (CHF)[2]	Payout factor for LTPP (% of target)	Performance shares delivered at vesting (number)	Performance shares delivered at vesting (value at vesting date) (CHF)[3]	Dividend equivalent shares delivered at vesting (number)[4]	Dividend equivalent shares delivered at vesting (value at vesting date) (CHF)	Total shares delivered at vesting (value at vesting date) (CHF)

Joseph Jimenez (CEO)	55 878	4 121 003	112%	62 583	4 465 297	6 798	485 037	4 950 334

Other 7 members of the Executive Committee who were active members on December 31, 2016 [5]	75 962	5 602 506	107%-114%	84 539	6 030 352	9 080	647 739	6 678 091

Subtotal	131 840	9 723 509		147 122	10 495 649	15 878	1 132 776	11 628 425

Other 3 members of the Executive Committee members who stepped down during 2016	72 699	5 366 905	106%-115%	81 651	5 799 375	9 150	649 864	6 449 239

Total	204 539	15 090 414		228 773	16 295 024	25 028	1 782 640	18 077 664

[1] For those who joined the Executive Committee in the course of the performance-period 2014-2016, the information disclosed reflects the pro-rata LTPP 2014-2016 payout attributable to the period they were a member of the Executive Committee. Includes 3 039 target PSUs granted to Vasant Narasimhan under the OLTPP for the performance-period 2014-2016. The payout factor for the OLTPP 2014-2016 is 113% of target.

[2] The shown amounts represent the underlying share value of the target number of PSUs granted to each Executive Committee member for the performance-period 2014-2016 based on the closing share price on the grant date (January 22, 2014) of CHF 73.75 per Novartis share and USD 80.79 per ADR.

[3] The shown amounts represent the underlying share value of the target number of PSUs vested for the performance-period 2014-2016 based on the closing share price on the vesting date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR.

[4] Dividend equivalent shares are calculated on the dividend each member of the Executive Committee would have received based on the actual number of shares delivered at the end of the performance-period 2014-2016. At vesting, the dividend equivalents are credited in shares or ADRs.

[5] Excludes F. Michael Ball, James Bradner and Paul Hudson, who joined the Executive Committee in 2016 and have not participated in the LTPP for the performance-period 2014-2016
For the CEO and other Executive Committee members, including those who stepped down during the year, the combined impact of the performance factor and share price movements over the performance-period to determine the value of performance shares delivered at vesting, compared to the target value at grant date, was CHF 1.2 million excluding dividend equivalents. Of that amount, the impact of the share price movement over the performance-period was CHF –583 548.

Payout schedule for the LTRPP performance-period 2014–20161
	PSUs at grant			Shares delivered at vesting

	PSUs (target number)	PSUs (target value at grant date) (CHF)[2]	Payout factor for LTRPP (% of target)	Performance shares delivered at vesting (number)	Performance shares delivered at vesting (value at vesting date) (CHF)[3]	Dividend equivalent shares delivered at vesting (number)[4]	Dividend equivalent shares delivered at vesting (value at vesting date) (CHF)	Total shares delivered at vesting (value at vesting date) (CHF)

Joseph Jimenez (CEO)	27 939	2 060 501	20%	5 588	398 704	607	43 309	442 013

Other 6 members of the Executive Committee who were active members on December 31, 2016 [5]	20 043	1 478 226	20%	4 008	285 926	435	31 033	316 959

Subtotal	47 982	3 538 727		9 596	684 630	1 042	74 342	758 972

Other 3 members of the Executive Committee members who stepped down during 2016	30 042	2 218 214	20%	6 008	426 414	677	48 048	474 462

Total	78 024	5 756 941		15 604	1 111 044	1 719	122 390	1 233 434

[1] For those who joined the Executive Committee in the course of the performance-period 2014-2016, the information disclosed reflects the pro-rata LTRPP 2014-2016 payout attributable to the period they were a member of the Executive Committee.

[2] The shown amounts represent the underlying share value of the target number of PSUs granted to each Executive Committee member for the performance-period 2014-2016 based on the closing share price on the grant date (January 22, 2014) of CHF 73.75 per Novartis share and USD 80.79 per ADR.

[3] The shown amounts represent the underlying share value of the target number of PSUs vested for the performance-period 2014-2016 based on the closing share price on the vesting date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR.

[4] Dividend equivalent shares are calculated on the dividend each member of the Executive Committee would have received based on the actual number of shares delivered at the end of the performance-period 2014-2016. At vesting, the dividend equivalents are credited in shares or ADRs.

[5] Excludes F. Michael Ball, James Bradner, Paul Hudson and Vasant Narasimhan, who joined the Executive Committee in 2016 and have not participated in the LTRPP for the performance-period 2014-2016
For the CEO and other Executive Committee members, including those who stepped down during the year, the combined impact of the performance factor and share price movements over the performance-period to determine the value of performance shares delivered at vesting, compared to the target value at grant date, was CHF –4.6 million excluding dividend equivalents. Of that amount, the impact of the share price movement over the performance-period was CHF –40 285.

CEO and other Executive Committee members’ compensation at grant value

In accordance with the Ordinance against Excessive Compensation in Listed Companies in Switzerland we continue to disclose, in this section, total compensation at grant value for the CEO and other Executive Committee members.
In 2016, Novartis implemented organizational changes to pursue its growth and innovation strategy with the following appointments to the Executive Committee:
— Effective February 1, 2016, F. Michael Ball was appointed CEO of Alcon following the departure of Jeff George. In line with the company’s priorities for 2016, Mr. Ball received a one-off performance-based Long-Term Incentive award linked to Alcon-specific growth targets over a three-year period to further incentivize him to return the division to growth, accelerate innovation and sales, strengthen customer relationships, and improve basic operations.
— Also effective February 1, 2016, Dr. Vasant Narasimhan was appointed Global Head of Drug Development and Chief Medical Officer to lead our drive to improve resource allocation and standards in drug development across divisions and business units.
— On March 1, 2016, as previously announced in the 2015 Compensation Report, Dr. James Bradner became President of NIBR when Dr. Mark Fishman retired. Prior to joining Novartis, Dr. Bradner was on the faculty of Harvard Medical School in the Department of Medical Oncology at the Dana-Farber Cancer Institute in the US. Dr. Bradner also advised and served on the boards of several scientific companies he founded, and served on the supervisory board of another company. As previously disclosed, in reaching the terms of the offer for Dr. Bradner, the Board of Directors recognized the need to make up compensation that he forfeited by joining Novartis.
— On July 1, 2016, Novartis created two separate business units, Novartis Pharmaceuticals and Novartis Oncology, which together form the Innovative Medicines Division. As part of this reorganization, Bruno Strigini was appointed CEO of Novartis Oncology, and Paul Hudson was appointed CEO of Novartis Pharmaceuticals. Prior to joining Novartis, Mr. Hudson served as an executive at another company. In reaching the terms of the offer for Mr. Hudson, the Board of Directors recognized the need to make up compensation that he forfeited by joining Novartis. With these changes, David Epstein, former Division Head of Novartis Pharmaceuticals, stepped down from the Executive Committee on June 30, 2016. In accordance with the terms of his retirement agreement as well as his employment contract, Mr. Epstein will leave the company in July 2017 after the expiry of his contractual 12-month notice period.

The tables below disclose for the CEO and the other Executive Compensation members the fixed compensation (e.g., base compensation and pension benefits), variable compensation (e.g., the cash portion of the 2016 Annual Incentive and the granted share based compensation of the 2016 Annual Incentive, and the LTPP and LTRPP for the performance-period 2016–2018), plus other compensation. Other 2016 compensation includes the full amount of compensation for lost entitlements from former employers either paid in cash or granted in equity in the year.
PSUs awarded under the Long-Term Incentive plans are reported at target value on the respective grant dates (i.e. assuming the PSUs will vest at 100% achievement and excluding any dividend equivalents that may be accrued during the performance-period). The actual payout outcomes for the PSUs will be assessed after the relevant performance-periods complete, with a payout range of 0–200% of the target value.

CEO and other Executive Committee members’ compensation at grant value for financial year 2016
		Fixed compensation and pension benefits		Variable compensation

		Actual compensation paid or granted for 2016				Long-Term Incentive 2016 grants at target

		2016 base compensation	2016 pension benefits	2016 Annual Incentive		LTPP 2016–2018 period	LTRPP 2016–2018 period	Other 2016 compensation	Total compensation

	Currency	Cash (amount)	Amount [1]	Cash (amount)	Equity (value at grant date) [2]	PSUs (target value at grant date) [3]	PSUs (target value at grant date) [3]	Amount [4]	Amount [5]

Executive Committee members active on December 31, 2016 [6]
Joseph Jimenez (CEO)	CHF	2 093 417	160 283	1 417 500	1 417 510	4 200 031	2 625 079	75 628	11 989 448

Steven Baert	CHF	721 667	147 442	554 730	554 746	1 050 048	350 042	139 159	3 517 834

F. Michael Ball (from February 1, 2016) [7]	USD	1 012 308	60 574	553 574	553 603	1 742 284	762 269	4 040 748	8 725 360

James Bradner (from March 1, 2016) [8]	USD	888 462	58 859	579 393	579 448	1 687 473	794 195	1 155 169	5 742 999

Felix R. Ehrat	CHF	915 833	148 122	202 400	809 680	1 564 033	552 002	14 852	4 206 922

Richard Francis	CHF	786 667	188 738	520 000	520 070	1 280 062	480 033	1 116 054	4 891 624

Paul Hudson (from July 1, 2016) [9]	CHF	475 000	108 818	288 945	288 968	0	0	3 090 313	4 252 044

Harry Kirsch	CHF	1 025 000	141 510	736 450	736 475	1 751 009	824 018	51 361	5 265 823

Vasant Narasimhan (from February 1, 2016)	CHF	764 993	157 348	537 531	537 551	1 093 245	364 468	102 868	3 558 004

Bruno Strigini (from July 1, 2016)	CHF	445 000	109 057	211 863	211 910	1 074 442	268 670	45 696	2 366 638

André Wyss	CHF	830 834	146 289	0	1 275 025	1 360 001	425 040	95 595	4 132 784

Subtotal [10]	CHF	9 931 091	1 425 275	5 585 643	7 468 241	16 751 942	7 422 814	9 850 656	58 435 662

Executive Committee members who stepped down during 2016 [11]
David Epstein (until June 30, 2016) [12]	USD	699 767	290 385	428 400	428 412	1 285 264	642 632	4 529 809	8 304 669

Mark C. Fishman (until February 29, 2016) [13]	USD	175 154	107 706	195 000	0	0	0	126 454	604 314

Jeff George (until January 31, 2016) [14]	USD	80 000	18 558	44 000	43 986	0	0	2 996 905	3 183 449

Subtotal [10]	CHF	940 809	410 492	657 537	465 417	1 266 270	633 135	7 540 067	11 913 726

Total [10]	CHF	10 871 900	1 835 767	6 243 180	7 933 658	18 018 212	8 055 949	17 390 723	70 349 389

See page 131 for 2015 compensation figures
[1] Includes service costs of pension and post-retirement healthcare benefits accumulated in 2016, in accordance with IAS19. It also includes an amount of CHF 75 216 for mandatory employer contributions for all Executive Committee members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 3 263 989, and provides a right to the maximum future insured government pension benefit for the Executive Committee member.

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share based on the closing share price on the grant date (January 17, 2017) of CHF 71.35 per Novartis share and USD 71.99 per ADR.

[3] The shown amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the performance-period 2016-2018 based on the closing share price on the grant date (January 20, 2016) of CHF 79.70 per Novartis share and USD 80.49 per ADR. For F. Michael Ball, who joined Novartis on February 1, 2016, the target PSUs were granted on February 1, 2016, at the closing share price of the same date (USD 77.27 per ADR).

[4] Includes any other perquisites, benefits in kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). Tax equalization benefits included for David Epstein, Richard Francis and Jeff George are USD 478 904, CHF 862 101 and USD 961 519, respectively.

[5] All amounts are before deduction of the social security contribution and income tax due by the Executive Committee member.
[6] For those members who joined the Executive Committee in 2016, the information under the columns "Base compensation," "Pension benefits" and "Annual Incentive" includes their pro-rata compensation from the date they joined the Executive Committee to December 31, 2016. The information under "LTPP" and "LTRPP" reflects their pro-rata compensation at target for the period to December 31, 2018.

[7] F. Michael Ball received 50 000 target PSUs, mainly subject to the achievement of Alcon’s sales and core operating income growth targets, as well as successful launches of new products and solving critical supply issues. The total target value at grant date was USD 3.9 million. The 50 000 target PSUs are subject to performance conditions assessed annually in three tranches of 16 667, 16 667 and 16 666 for the calendar years 2016, 2017 and 2018, respectively. The PSUs vest on February 1, 2019, provided the relevant performance conditions are met and he remains employed with Novartis on that date. Subject to the extent to which the performance conditions are fulfilled, between 0% and 200% of the target PSUs may vest. The full value of the target PSUs is included under the column "Other 2016 compensation."

[8] James Bradner received 3 607 RSUs for lost entitlements in connection with his former supervisory board mandate, with a total value at grant date of USD 309 300. The vesting of the RSUs will be staggered based on the original vesting period of the lost entitlements, in January 2018 and January 2020, provided that he remains employed with Novartis on the respective vesting dates. In addition, Dr. Bradner received as compensation for lost entitlements at one of his former scientific companies a cash payment of USD 844 250. Both awards, made in 2016, are included in full under the column "Other 2016 compensation" and were previously disclosed in the 2015 Annual Report.

[9] Paul Hudson received a cash payment of CHF 191 300 in July 2016. In addition, he received 2 992 RSUs and 31 510 target PSUs, with total target value at grant date of CHF 2.8 million. These amounts are for lost entitlements at his former employer. The vesting of the RSUs will be staggered based on the original vesting period of the lost entitlements, between March 2017 and March 2019. The vesting of the target PSUs will be subject to the achievement of performance conditions under the Novartis LTPP, and staggered based on the original vesting period of the lost entitlements, between March 2017 and December 2023. Both awards will vest provided he remains employed with Novartis on the respective vesting dates. The full value of the cash payment and the awards is included under the column "Other 2016 compensation."

[10] Amounts in USD for Mr. Ball, Dr. Bradner, Mr. Epstein, Mark C. Fishman and Mr. George were converted at a rate of CHF 1.00 = USD 1.015, which is the same average exchange rate used in the Group's 2016 consolidated financial statements.

[11] For those members who left the Executive Committee in 2016, the information under the columns "Base compensation," "Pension benefits," "Annual Incentive," "LTPP" and "LTRPP" reflects the pro-rata compensation during 2016 for the period they were an Executive Committee member. The information under the column "Other 2016 compensation" includes, inter alia, their pro-rata compensation from the date they stepped down from the Executive Committee to December 31, 2016.

[12] Mr. Epstein stepped down from the Executive Committee on June 30, 2016. In accordance with the contractual notice period of his employment agreement, he will leave the company in July 2017. Until the end of the notice period, he will receive further contractual compensation that includes the base salary, pension and other benefits, and the vesting of his incentive awards under the approved early retirement conditions of the Novartis plan rules.

[13] Dr. Fishman stepped down from the Executive Committee on February 29, 2016 and retired from Novartis. Until the retirement date, he received further contractual compensation that included base salary, pension and other benefits, and the vesting of his incentive awards in accordance with the terms of the Novartis plan rules. As of March 1, 2016, Dr. Fishman provided certain consulting services to Novartis for which he is compensated for a period of up to two years until February 28, 2018. The fees for these services are capped at USD 250 000 p.a. and are in line with those for other scientists who provide consultancy services to the NIBR organization. In 2016, no payments were made in relation to such services.

[14] Mr. George stepped down from the Executive Committee on January 31, 2016. In accordance with the contractual notice period of his employment agreement, he will leave the company in January 2017. Until the end of the notice period, he will receive further contractual compensation that includes the base salary, pension and other benefits, and the vesting of his incentive awards in accordance with the terms of the Novartis plan rules. Mr. George was not granted LTPP and LTRPP awards for the performance-period 2016-2018. In accordance with the applicable plan rules, the LTPP and LTRPP awards for the performance-period 2015-2017 will be eligible to vest on the normal vesting date pro-rata based on the number of months of Novartis employment during the performance-period. The vesting of these awards is subject to performance conditions assessed at the end of the period.

CEO and other Executive Committee members’ compensation at grant value for financial year 20151 (comparative information)
		Fixed compensation and pension benefits		Variable compensation

		Actual compensation paid or granted for 2015				Long-Term Incentive 2015 grants at target

		2015 base compensation	2015 pension benefits	2015 Annual Incentive		LTPP 2015–2017 period	LTRPP 2015–2017 period	Other 2015 compensation	Total compensation

	Currency	Cash (amount)	Amount [2]	Cash (amount)	Equity (value at grant date) [3]	PSUs (target value at grant date) [4]	PSUs (target value at grant date) [4]	Amount [5]	Amount [6]

Executive Committee members active on December 31, 2015
Joseph Jimenez (CEO)	CHF	2 060 500	175 289	1 545 375	1 545 383	4 121 054	2 060 527	88 432	11 596 560

Steven Baert	CHF	653 333	158 099	543 900	543 953	960 048	256 030	94 716	3 210 079

Felix R. Ehrat	CHF	892 500	153 054	648 875	648 917	1 521 517	447 565	12 669	4 325 097

David Epstein	USD	1 400 000	362 819	1 428 000	1 428 054	2 520 001	1 260 050	569 737	8 968 661

Mark C. Fishman [7]	USD	990 000	248 910	861 300	861 323	1 881 089	891 021	129 825	5 863 468

Richard Francis	CHF	716 667	193 635	599 400	599 424	1 080 054	360 018	954 170	4 503 368

Jeff George	USD	956 539	200 946	158 400	158 404	1 536 056	576 009	1 260 286	4 846 640

Harry Kirsch	CHF	950 000	160 431	757 625	757 628	1 480 074	647 575	51 476	4 804 809

André Wyss	CHF	735 000	127 237	0	1 176 053	1 102 513	294 083	83 688	3 518 574

Subtotal [8]	CHF	9 225 826	1 749 163	6 448 733	7 624 994	15 974 055	6 687 990	3 169 620	50 880 381

Executive Committee members who stepped down during 2015
Brian McNamara (until March 1, 2015) [9]	USD	131 154	69 008	115 100	0	58 361	11 751	40 670	426 044

Andrin Oswald (until March 1, 2015) [9]	CHF	138 333	27 634	136 500	0	64 580	13 899	283 236	664 182

Subtotal [8]	CHF	264 443	93 988	247 173	0	120 696	25 198	322 342	1 073 840

Total [8]	CHF	9 490 269	1 843 151	6 695 906	7 624 994	16 094 751	6 713 188	3 491 962	51 954 221

As published in the 2015 Compensation Report, with the exception of the tabular format
[1] Does not include reimbursement for travel and other necessary business expenses incurred by Executive Committee members in the performance of their services, as these amounts are not considered compensation

[2] Includes service costs of pension and post-retirement healthcare benefits accumulated in 2015, in accordance with IAS19. It also includes an amount of CHF 58 757 for mandatory employer contributions paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 3 457 097, and provides a right to the maximum future insured government pension benefit for the Executive Committee member.

[3] The portion of the Annual Incentive delivered in shares is rounded up to the nearest share based on the closing share price on the grant date (January 20, 2016). The closing share price on this date was CHF 79.70 per Novartis share and USD 80.49 per ADR.

[4] The shown amounts in these columns represent the underlying share value of the target number of PSUs granted to each Executive Committee member for the performance cycle 2015-2017 based on the closing share price on the grant date (January 21, 2015). The closing share price on this date was CHF 84.75 per Novartis share and USD 98.75 per ADR.

[5] Includes any other perquisites, benefits in kind and international assignment benefits as per global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). Tax equalization benefits included for David Epstein, Richard Francis, Jeff George and Andrin Oswald are USD 305 867, CHF 739 086, USD 1 153 361 and CHF 249 728, respectively.

[6] All amounts are before deduction of social security contribution and income tax due by the Executive Committee member.
[7] Mark C. Fishman, President of NIBR and Executive Committee member, will step down from the Executive Committee on February 29, 2016 and retire from Novartis. He will receive further contractual compensation that includes the base salary, pension and other benefits (pro-rata until February 29, 2016) and the vesting of his incentive awards in accordance with the terms of the Novartis plan rules. As of March 1, 2016, Dr. Fishman will provide certain consulting services to Novartis for which he will be compensated for a period of up to two years until February 28, 2018. The fees for these services are capped at USD 250 000 p.a. and are in line with those paid to other scientists who provide consultancy services to the NIBR organization.

[8] Amounts in USD for Mr. Epstein, Dr. Fishman, Mr. George and Mr. McNamara were converted at a rate of CHF 1.00 = USD 1.040, which is the same average exchange rate used in the Group's 2015 consolidated financial statements.

[9] Brian McNamara (Division Head of Novartis OTC) and Andrin Oswald (Division Head of Novartis Vaccines) transitioned to the GlaxoSmithKline (GSK) group on March 2, 2015 following the completion of the Novartis OTC and Vaccines transactions with GSK. The information disclosed under columns "LTPP" and "LTRPP" in the table above reflects their pro-rata compensation at target. Following their transition to GSK, and in accordance with the applicable plan rules, the LTPP and LTRPP awards for the performance-period 2015-2017 (as well as for those granted for the performance-period 2014-2016) will be eligible to vest on the normal vesting date and on a pro-rata basis based on the number of months worked with Novartis during the performance-period. The vesting of these awards is subject to performance conditions assessed at the end of the performance-period.

Number of equity instruments awarded at grant value to the CEO and other Executive Committee members for financial year 20161
The table below provides the number of equity instruments awarded to the CEO and other Executive Committee members for financial year 2016, and the awards for 2015 are on the next page for comparison purposes.
	Variable compensation

	2016 Annual Incentive	LTPP 2016–2018 period	LTRPP 2016–2018 period	Other

	Equity (number) [2]	PSUs (target number) [3]	PSUs (target number) [3]	Equity/PSUs (number)

Executive Committee members active on December 31, 2016
Joseph Jimenez (CEO)	19 867	52 698	32 937	0

Steven Baert	7 775	13 175	4 392	0

F. Michael Ball (from February 1, 2016)	7 690	22 548	9 865	50 000

James Bradner (from March 1, 2016)	8 049	20 965	9 867	3 607

Felix R. Ehrat	11 348	19 624	6 926	0

Richard Francis	7 289	16 061	6 023	0

Paul Hudson (from July 1, 2016) [4]	4 050	0	0	34 502

Harry Kirsch	10 322	21 970	10 339	0

Vasant Narasimhan (from February 1, 2016)	7 534	13 717	4 573	0

Bruno Strigini (from July 1, 2016)	2 970	13 549	3 388	0

André Wyss	17 870	17 064	5 333	0

Subtotal	104 764	211 371	93 643	88 109

Executive Committee members who stepped down during 2016
David Epstein (until June 30, 2016)	5 951	15 968	7 984	29 902

Mark C. Fishman (until February 29, 2016) [4]	0	0	0	0

Jeff George (until January 31, 2016) [4]	611	0	0	6 724

Subtotal	6 562	15 968	7 984	36 626

Total	111 326	227 339	101 627	124 735

See next page for 2015 compensation figures
[1] The values of the awards are reported in the table "CEO and other Executive Committee member's compensation at grant value for financial year 2016" on page 130.
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for performance-period 2016
[3] Target number of PSUs granted under the LTPP and LTRPP as applicable for the performance-period 2016-2018
[4] Paul Hudson, Mark C. Fishman and Jeff George were not granted LTPP and LTRPP awards for the performance-period 2016-2018.

Number of equity instruments awarded at grant value to the CEO and other Executive Committee members for financial year 20151 (comparative information)
Variable compensation

	2015 Annual Incentive	LTPP 2015–2017 period	LTRPP 2015–2017 period

	Equity (number) [2]	PSUs (target number) [3]	PSUs (target number) [3]

Executive Committee members active on December 31, 2015
Joseph Jimenez (CEO)	19 390	48 626	24 313

Steven Baert	6 825	11 328	3 021

Felix R. Ehrat	8 142	17 953	5 281

David Epstein	17 742	25 519	12 760

Mark C. Fishman	10 701	19 049	9 023

Richard Francis	7 521	12 744	4 248

Jeff George	1 968	15 555	5 833

Harry Kirsch	9 506	17 464	7 641

André Wyss	14 756	13 009	3 470

Subtotal	96 551	181 247	75 590

Executive Committee members who stepped down during 2015
Brian McNamara (until March 1, 2015) [4]	0	591	119

Andrin Oswald (until March 1, 2015) [4]	0	762	164

Subtotal	0	1 353	283

Total	96 551	182 600	75 873

As published in the 2015 Compensation Report, with the exception of the tabular format
[1] The values of the awards included in this table are reported in the table "CEO and other Executive Committee members' compensation at grant value for financial year 2015."
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for performance-period 2015
[3] Target number of PSUs granted under the LTPP and LTRPP as applicable for the performance-period 2015-2017
[4] Target number of PSUs granted under the LTPP and LTRPP is reported on a pro-rata basis. See footnote 9 of the table "CEO and other Executive Committee members' compensation at grant value for financial year 2015."

CEO and other Executive Committee members’ base compensation and variable compensation mix for financial year 20161
	Base compensation	Variable compensation [2]

Joseph Jimenez (CEO)	17.8%	82.2%

Steven Baert	22.3%	77.7%

F. Michael Ball	21.9%	78.1%

James Bradner	19.6%	80.4%

Felix R. Ehrat	22.6%	77.4%

Richard Francis	21.9%	78.1%

Paul Hudson	45.1%	54.9%

Harry Kirsch	20.2%	79.8%

Vasant Narasimhan	23.2%	76.8%

Bruno Strigini	20.1%	79.9%

André Wyss	21.4%	78.6%

Total	21.1%	78.9%

[1] Excludes pension and other benefits. Also excludes David Epstein, Mark C. Fishman and Jeff George, who stepped down from the Executive Committee during 2016
[2] See the table "CEO and other Executive Committee members' compensation at grant value for financial year 2016" on page 130 with regard to the disclosure principles of variable compensation.

Additional information
This part provides additional disclosures, including information about the shareholdings of the CEO and the other Executive Committee members, collectively referred to in this section as Executive Committee members.
Share ownership requirements for Executive Committee members
Executive Committee members are required to own at least a minimum multiple of their annual base compensation in Novartis shares, RSUs or share options within five years of hire or promotion, as set out in the table below.
In the event of a substantial rise or drop in the share price, the Board of Directors may, at its discretion, amend that time period accordingly.
Function	Ownership level

CEO	5 x base compensation

Other Executive Committee members	3 x base compensation

The determination of equity amounts against the share ownership requirements is defined to include vested and unvested Novartis shares or ADRs, as well as RSUs acquired under our compensation plans. However, unvested matching shares granted under the Leveraged Share Savings Plan (LSSP), the Employee Share Ownership Plan (ESOP), and any unvested PSUs are excluded. The determination also includes other shares as well as vested options of Novartis shares or ADRs that are owned directly or indirectly by “persons closely linked” to an Executive Committee member. The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.
As at December 31, 2016, all members who have served at least five years on the Executive Committee have met or exceeded their personal Novartis share ownership requirements.
Shares, ADRs, equity rights and share options owned by Executive Committee members
The following table shows the total number of shares, ADRs, and other equity rights owned by Executive Committee members and “persons closely linked” to them as at December 31, 2016.
As at December 31, 2016, no members of the Executive Committee together with “persons closely linked” to them owned 1% or more of the outstanding shares (or ADRs) of Novartis. As at the same date, no members of the Executive Committee held any share options to purchase Novartis shares, with the exception of André Wyss who held 373 000.
Shares, ADRs and other equity rights owned by Executive Committee members1
	Vested shares and ADRs	Unvested shares and other equity rights [2]	Total at December 31, 2016

Joseph Jimenez (CEO)	347 278	273 930	621 208

Steven Baert	11 111	50 827	61 938

F. Michael Ball	0	49 081	49 081

James Bradner	0	14 479	14 479

Felix R. Ehrat	137 290	122 196	259 486

Richard Francis	22 424	49 550	71 974

Paul Hudson	0	24 027	24 027

Harry Kirsch	47 437	108 686	156 123

Vas Narasimhan	7 271	79 703	86 974

Bruno Strigini	4 310	92 383	96 693

André Wyss	61 475	92 875	154 350

Total [3]	638 596	957 737	1 596 333

[1] Includes holdings of "persons closely linked" to Executive Committee members (see definition on page 135)
[2] Includes restricted shares, RSUs and target number of PSUs. Matching shares under the ESOP and LSSP, and target number of PSUs are disclosed pro-rata to December 31, unless the award qualified for full vesting under the relevant plan rules. Awards under all other incentive plans are disclosed in full.

[3] David Epstein, Mark C. Fishman and Jeff George stepped down from the Executive Committee in 2016. At the time they stepped down from the Executive Committee, Mr. Epstein owned 116 027 vested shares, and 250 225 unvested shares and other equity rights; Dr. Fishman owned 117 792 vested shares, and 83 311 unvested shares and other equity rights; and Mr. George owned 144 368 vested shares, 141 396 vested share options, and 74 189 unvested shares and other equity rights.

Other payments to Executive Committee members
During 2016, no other payments or waivers of claims other than those set out in the tables (including their footnotes) contained in this Compensation Report were made to Executive Committee members or to “persons closely linked” to them.
Payments to former Executive Committee members
Under the former Executive Committee members’ contracts and in line with the company’s Long-Term Incentive plan rules, payments were made to five former members of the Executive Committee totaling CHF 5 243 670. The payments related to the vesting of Long-Term Incentives for the 2014–2016 performance-period based on actual performance outcomes plus any dividend equivalents. In addition, in line with the company’s policies, a total amount of CHF 87 780 was paid by the company for tax, financial services and tax equalization provided to two former Executive Committee members. With the exception of the above amounts, during 2016, no other payments (or waivers of claims) were made to former Executive Committee members or to “persons closely linked” to them.
Loans to Executive Committee members
No loans were granted to current or former Executive Committee members or to “persons closely linked” to them in 2016. In addition, no such loans were outstanding as of December 31, 2016.
Persons closely linked
“Persons closely linked” are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.
Note 27 to the Group’s audited consolidated financial statements
The total expense for the year for the compensation awarded to Executive Committee and Board members using International Financial Reporting Standards (IFRS) measurement rules is presented in the Financial Report in Note 27 on page 233 to the Group’s audited consolidated financial statements.
Award and delivery of equity to Novartis associates
During 2016, 13.1 million unvested restricted shares (or ADRs), RSUs and target PSUs were granted, and 10.4 million Novartis vested shares (or ADRs) were delivered to Novartis associates under various equity-based participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) – as well as outstanding equity options held by associates – represent 2.2% of issued shares. Novartis delivers treasury shares to associates to fulfill these obligations, and aims to offset the dilutive impact from its equity-based participation plans.

2017 Executive Committee compensation system

The Compensation Committee has evaluated the Executive Committee compensation system and has decided that it will remain largely unchanged in 2017, with the exception of the revised LTRPP payout matrix to reflect the new global healthcare peer group effective from performance-periods starting in 2017, as described below. The Compensation Committee believes that the compensation system is operating as intended, supports the company’s strategy, and is aligned with market and best practices.
Global healthcare peer group for 2017
With effect from performance-periods starting in 2017, our global healthcare peer group will consist of 15 global pharmaceutical and biotechnology companies, factoring the following changes:
— Removed Abbott Laboratories, as this company’s core business is primarily in medical devices and nutrition
— Added Celgene, Biogen, Gilead and Novo Nordisk, reflecting the evolution of the healthcare industry and the emergence of large and global biotechnology companies with which we directly compete for executive talent
Global healthcare peer group for 2017AbbVieAmgenAstraZenecaBiogenBristol-Myers SquibbCelgeneEli Lilly & Co.Gilead SciencesGlaxoSmithKlineJohnson & JohnsonMerck & Co.Novo NordiskPfizerRocheSanofi
In accordance with the above global healthcare peer group, a new LTRPP payout matrix for performance-periods 2017–2019 has been developed, which can be found below.
LTRPP payout matrix for performance-period 2017–2019
Position in peer group	Payout range

Positions 1–4	160–200%

Positions 5–8	100–150%

Positions 9–12	20–80%

Positions 13–16	0%

2016 Board compensation system

Board compensation philosophy and benchmarking
The Board of Directors sets compensation for its members at a level that allows for the attraction and retention of high-caliber individuals with global experience, including a mix of Swiss and international members. Board members do not receive variable compensation, underscoring their focus on corporate strategy, supervision and governance.
The Board of Directors sets the level of compensation for its Chairman and the other members to be in line with relevant benchmark companies, which include other large Swiss-headquartered multinational companies: ABB, Credit Suisse, LafargeHolcim, Nestlé, Roche, Syngenta and UBS. This peer group has been chosen for Board compensation due to the comparability of Swiss legal requirements, including broad personal and individual liabilities under Swiss law (and new criminal liability under the Swiss rules regarding compensation of Board and Executive Committee members related to the Ordinance against Excessive Compensation in Listed Companies), and under US law (due to the company’s secondary listing on the New York Stock Exchange).
The Board of Directors reviews the compensation of its members, including the Chairman, each year based on a proposal by the Compensation Committee and on advice from its independent advisor, including relevant benchmarking information.
Compensation of the Chairman of the Board of Directors
As Chairman, Dr. Joerg Reinhardt receives total annual compensation valued at CHF 3.8 million. The total compensation is comprised equally of cash and shares, as follows:
— Cash compensation: CHF 1.9 million per year
— Share compensation: annual value equal to CHF 1.9 million of unrestricted Novartis shares
Dr. Reinhardt also received compensation for lost entitlements at his former employer, with a total value of EUR 2.6 million, as reported in previous Compensation Reports. Payments were staggered based on the vesting period at his former employer during the period 2014–2016, provided that he remained in office as Chairman at the respective due dates. On January 31, 2016, he received the final installment of EUR 1 045 800 in cash.
For 2016, the Chairman voluntarily waived the increase in compensation to which he is contractually entitled, which is an amount not lower than the average annual compensation increase awarded to associates based in Switzerland (1% for 2016). For the year 2017, the Chairman will also voluntarily waive this increase.
Compensation of the other Board members
The annual fee rates for Board membership and additional functions are included in the table below. These were approved by the Board of Directors with effect from the 2014 AGM, and align our aggregate Board compensation with the current levels of other large Swiss companies.
2016 Board member annual fee rates
Annual fee (CHF)

Chairman of the Board	3 800 000

Board membership	300 000

Vice Chairman	50 000

Chairman of the Audit and Compliance Committee	120 000

Chairman of the following committees: — Compensation Committee — Governance, Nomination and Corporate Responsibilities Committee — Research & Development Committee — Risk Committee	60 000

Membership of the Audit and Compliance Committee	60 000

Membership of the following committees: — Compensation Committee — Governance, Nomination and Corporate Responsibilities Committee — Research & Development Committee — Risk Committee	30 000

In addition, the following policies apply regarding Board compensation:
— 50% of compensation is delivered in cash, paid on a quarterly basis in arrears. Board members may choose to receive more of their compensation in shares instead of cash.
— At least 50% of compensation is delivered in shares in two installments: one six months after the AGM and one 12 months after the AGM.
— Board members bear the full cost of their employee social security contributions, if any, and do not receive share options or pension benefits.
The Board compensation system will remain unchanged in 2017.

2016 Board compensation

Board member compensation tables
The following tables disclose the 2016 Board member compensation and prior-year comparative information. Board compensation is reported as the amount earned in the financial year.
Board member compensation earned for financial year 2016
	Board membership	Vice Chairman	Audit and Compliance Committee	Compensation Committee	Governance, Nomination and Corporate Responsibilities Committee	Research & Development Committee	Risk Committee	Shares (number) [1]	Cash (CHF) (A)	Shares (CHF) (B)	Other (CHF) (C) [2]	Total (CHF) (A)+(B)+(C) [3]

Board members active on December 31, 2016
Joerg Reinhardt [4]	Chair					Chair		25 020	1 900 000	1 900 000	4 336	3 804 336

Enrico Vanni	•	•	•	Chair	• [5]	• [6]		3 291	250 000	250 000	4 336	504 336

Nancy Andrews	•					•	• [5]	2 265	177 500	177 500	–	355 000

Dimitri Azar	•		•			•		2 567	195 000	195 000	–	390 000

Ton Buechner (from February 24, 2016)	•							1 864	–	250 000	–	250 000

Srikant Datar	•		Chair	•			•	3 159	240 000	240 000	–	480 000

Elizabeth Doherty (from February 24, 2016)	•		•					1 118	150 000	150 000	–	300 000

Ann Fudge	•			•	•		•	2 567	195 000	195 000	–	390 000

Pierre Landolt [7]	•				• [8]			4 553	–	335 000	3 475	338 475

Andreas von Planta	•		•		Chair [5]		Chair	3 055	237 500	237 500	4 336	479 336

Charles L. Sawyers	•				•	•		2 369	180 000	180 000	–	360 000

William T. Winters	•			•				4 344	–	330 000	–	330 000

Subtotal								56 172	3 525 000	4 440 000	16 483	7 981 483

Board members who stepped down at the 2016 AGM
Verena A. Briner (until February 23, 2016)	•						•	1 147	27 500	27 500	579	55 579

Subtotal								1 147	27 500	27 500	579	55 579

Total								57 319	3 552 500	4 467 500	17 062	8 037 062

See next page for 2015 compensation figures
[1] The shown amounts represent the gross number of shares delivered to each Board member in 2016 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2016 for the services from the 2015 AGM to the 2016 AGM, and (ii) the first of two equity installments delivered in August 2016 for the services from the 2016 AGM to the 2017 AGM. The second and final equity installment for the services from the 2016 AGM to the 2017 AGM will take place in February 2017.

[2] Includes an amount of CHF 17 062 for mandatory employer contributions for all Board members paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 387 308, and provides a right to the maximum future insured government pension benefit for the Board member.

[3] All amounts are before deduction of the social security contribution and income tax due by the Board member.
[4] Does not include EUR 1 045 800 paid to Joerg Reinhardt on January 31, 2016 for lost entitlements at his former employer. This amount is the third and final of three installments totaling EUR 2 665 051, which compensates him for lost entitlements at his former employer. The lost entitlements of EUR 2 665 051 were included in full on page 124 of the 2014 Compensation Report. No additional committee fees for chairing the Research & Development Committee were delivered to Dr. Reinhardt.

[5] From February 24, 2016
[6] Until February 23, 2016
[7] According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.
[8] Until February 23, 2016, Chair of the Governance, Nomination and Corporate Responsibilities Committee

Board member compensation earned for financial year 20151 (comparative information)
	Board membership	Vice Chairman	Audit and Compliance Committee	Compensation Committee	Governance, Nomination and Corporate Responsibilities Committee	Research & Development Committee	Risk Committee	Shares (number) [2]	Cash (CHF) (A)	Shares (CHF) (B)	Other (CHF) (C) [3]	Total (CHF) (A)+(B)+(C) [4]

Board members active on December 31, 2015
Joerg Reinhardt [5]	Chair					Chair		19 397	1 900 000	1 900 000	29 197	3 829 197

Enrico Vanni	•	•	•	Chair		•		2 552	250 000	250 000	4 357	504 357

Nancy Andrews (from February 27, 2015)	•					•		812	137 500	137 500	–	275 000

Dimitri Azar	•		•			•		2 712	172 250	217 750	–	390 000

Verena A. Briner	•						•	1 684	165 000	165 000	4 357	334 357

Srikant Datar	•		Chair	•			•	2 450	240 000	240 000	–	480 000

Ann Fudge	•			•	•		•	1 990	195 000	195 000	–	390 000

Pierre Landolt [6]	•				Chair			3 674	–	360 000	3 492	363 492

Andreas von Planta	•		•		•		Chair	2 296	225 000	225 000	4 357	454 357

Charles L. Sawyers	•				• [7]	•		1 757	177 500	177 500	–	355 000

William T. Winters	•			• [7]				3 210	–	325 000	–	325 000

Subtotal								42 534	3 462 250	4 192 750	45 760	7 700 760

Board members who stepped down at the 2015 AGM
Ulrich Lehner (until February 26, 2015)	•	•	•	•	•			1 242	39 167	39 167	582	78 916

Subtotal								1 242	39 167	39 167	582	78 916

Total								43 776	3 501 417	4 231 917	46 342	7 779 676

As published in the 2015 Compensation Report, with the exception of the tabular format
[1] Does not include reimbursement for travel and other necessary business expenses incurred by Board members in the performance of their services, as these are not considered compensation
[2] The shown amounts represent the gross number of shares delivered to each Board member in 2015 for the respective Board member's service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2015 for the services from the 2014 AGM to the 2015 AGM, and (ii) the first of two equity installments delivered in August 2015 for the services from the 2015 AGM to the 2016 AGM. The second and final equity installment for the services from the 2015 AGM to the 2016 AGM will take place in February 2016.

[3] Includes an amount of CHF 21 502 for mandatory employer contributions paid by Novartis to Swiss governmental social security systems. This amount is out of total employer contributions of CHF 429 806, and provides a right to the maximum future insured government pension benefit for the Board member.

[4] All amounts are before the deduction of the social security contribution and income tax due by the Board member.
[5] Does not include EUR 871 251 paid to Joerg Reinhardt on January 31, 2015 for lost entitlements at his former employer. This amount is the second of three installments totaling EUR 2 665 051, which compensates him for lost entitlements at his previous employer that were due to him on joining Novartis. The third and last installment of EUR 1 045 800 will be delivered on January 31, 2016, provided that he remains in office as our Chairman at the due dates. The lost entitlements of EUR 2 665 051 were included in full in the 2013 Board compensation table on page 124 of the 2014 Compensation Report based on our disclosure policy to report compensation for lost entitlements in full in the year the member of the Board or Executive Committee joined Novartis.

[6] According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.
[7] From February 27, 2015
Reconciliation between the reported Board compensation and the amount approved by shareholders at the AGM
(CHF)	Compensation earned for the respective financial year (A) [1]	Compensation earned for the period from January 1 to the AGM (2 months) of the financial year (B)	Compensation to be earned for the period from January 1 to the AGM (2 months) in the year following the financial year (C)	Total compensation earned from AGM to AGM (A)-(B)+(C)	Amount approved by shareholders at the respective AGM	Amount within the amount approved by shareholders at the respective AGM

	2016	January 1, 2016 to 2016 AGM	January 1, 2017 to 2017 AGM [2]	2016 AGM to 2017 AGM	2016 AGM	2016 AGM

Joerg Reinhardt	3 804 336	633 334	633 334	3 804 336	3 805 000	Yes

Other Board members	4 232 726	653 334	713 334	4 292 726	4 355 000	Yes

Total	8 037 062	1 286 668	1 346 668	8 097 062	8 160 000	Yes

	2015	January 1, 2015 to 2015 AGM	January 1, 2016 to 2016 AGM	2015 AGM to 2016 AGM	2015 AGM	2015 AGM

Joerg Reinhardt	3 829 197	658 174	633 334	3 804 357	3 805 000	Yes

Other Board members	3 950 479	667 250	653 334	3 936 563	3 940 000	Yes

Total	7 779 676	1 325 424	1 286 668	7 740 920	7 745 000	Yes

[1] See previous page for 2016 Board member compensation.
[2] To be confirmed and reported in the 2017 Compensation Report

Loans to Board members
No loans were granted to current or former members of the Board of Directors or to “persons closely linked” to them during 2016. In addition, no such loans were outstanding as of December 31, 2016.
Other payments to Board members
During 2016, no payments (or waivers of claims) other than those set out in the Board member compensation table (including its footnotes) on page 138 were made to current members of the Board of Directors or to “persons closely linked” to them.
Payments to former Board members
During 2016, no payments (or waivers of claims) were made to former Board members or to “persons closely linked” to them, except for the following amounts:
— Dr. William R. Brody and Dr. Rolf M. Zinkernagel, who stepped down from the Board of Directors at the 2014 AGM, received delegated Board membership fees for their work on the Boards of the Novartis Institute for Tropical Diseases (Dr. Zinkernagel) and the Genomics Institute of the Novartis Research Foundation (Dr. Brody and Dr. Zinkernagel). During 2016, an amount of CHF 25 000 and CHF 50 000 was paid to Dr. Brody and Dr. Zinkernagel, respectively, for their work on these Boards. No further payments related to these Board memberships will be made to Dr. Brody and Dr. Zinkernagel, as their respective mandates have ended.
— The payments reported in Note 27 to the Group’s audited consolidated financial statements (page 233)
Share ownership requirements for Board members
The Chairman is required to own a minimum of 30 000 Novartis shares, and other members of the Board of Directors are required to own at least 4 000 Novartis shares within three years after joining the Board of Directors, to ensure their interests are aligned with shareholders’. Board members are prohibited from hedging or pledging their ownership positions in Novartis shares that are part of their guideline share ownership requirement, and are required to hold these shares for 12 months after retiring from the Board of Directors. As at December 31, 2016, all members of the Board of Directors who have served at least three years on the Board, as well as former members who stepped down from the Board at the 2016 AGM, have complied with the share ownership requirements.
Shares, ADRs and share options owned by Board members
The total number of vested Novartis shares and ADRs owned by members of the Board of Directors and “persons closely linked” to them as of December 31, 2016 is shown in the table below.
As of December 31, 2016, no members of the Board of Directors together with “persons closely linked” to them owned 1% or more of the outstanding shares (or ADRs) of Novartis. As of the same date, no members of the Board of Directors held any share options to purchase Novartis shares.
Shares and ADRs owned by Board members1
Number of shares [2]

At December 31, 2016

Joerg Reinhardt	497 762

Enrico Vanni	17 853

Nancy Andrews	2 308

Dimitri Azar	11 217

Ton Buechner	1 398

Srikant Datar	34 998

Elizabeth Doherty	839

Ann Fudge	17 530

Pierre Landolt [3]	58 061

Andreas von Planta	127 740

Charles L. Sawyers	6 029

William T. Winters	9 257

Total [4]	784 992

[1] Includes holdings of "persons closely linked" to Board members (see definition on page 135)
[2] Each share provides entitlement to one vote.
[3] According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the shares.
[4] Verena A. Briner stepped down from the Board of Directors on February 23, 2016. On February 23, 2016, Dr. Briner owned 7 507 shares.

Compensation governance

Legal framework
The Swiss Code of Obligations and the Corporate Governance Guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of Board and Executive Committee members, their equity participation in the Group, and loans made to them. This Annual Report fulfills that requirement. In addition, the Annual Report is in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse).
Compensation decision-making authorities
Authority for decisions related to compensation is governed by the Articles of Incorporation, Board regulations and the Compensation Committee Charter, which are all published on the company website: www.novartis.com/corporate-governance.
The Compensation Committee serves as the supervisory and governing body for compensation policies and plans within Novartis, and has overall responsibility for determining, reviewing and proposing compensation policies and plans for approval by the Board of Directors in line with the Compensation Committee Charter. A summary of discussions and conclusions of each committee meeting is delivered to the full Board of Directors. A summary of the compensation decision-making authorities is set out below.
Compensation authorization levels within the parameters set by the shareholders’ meeting
Decision on	Decision making authority

Compensation of Chairman and other Board members	Board of Directors

Compensation of CEO	Board of Directors

Compensation of other Executive Committee members	Compensation Committee

Committee member independence
The Compensation Committee is composed exclusively of members of the Board of Directors who meet the independence criteria set forth in the Board regulations. From the 2016 AGM, the Compensation Committee had the following four members: Ann Fudge, Srikant Datar, Enrico Vanni and William Winters. Mr. Vanni has served as member since 2011 and as Chair since 2012.
Role of the Compensation Committee’s independent advisor
The Compensation Committee retained Frederic W. Cook & Co. Inc. as its independent external compensation advisor for 2016. The advisor was hired directly by the Compensation Committee in 2011, and the Compensation Committee has been fully satisfied with the performance and independence of the advisor since its engagement. Frederic W. Cook & Co. Inc. is independent of management and does not perform any other consulting work for Novartis. In determining whether or not to renew the engagement with the advisor, the Compensation Committee evaluates, at least annually, the quality of the consulting service, the independence of the advisor, and the benefits of rotating advisors.
Compensation Committee meetings held in 2016
In 2016, the Compensation Committee held six formal meetings, and two additional joint meetings with the Research & Development Committee to review and endorse for approval by the Board of Directors the innovation targets and achievements of our LTPP. It also held one additional joint meeting with the Risk Committee to review risk within the compensation systems for executives and other associates, including the sales force. The Compensation Committee conducted a performance self-evaluation and a review of its charter in 2016, as it does every year.

Compensation governance and risk management
The Compensation Committee, with support from its independent advisor, reviews market trends in compensation and changes in corporate governance rules. Together with the Risk Committee, it also reviews the Novartis compensation systems to ensure that they do not encourage inappropriate or excessive risk taking, and instead encourage behaviors that support sustainable value creation.
A summary of the risk management principles is outlined below.
Risk management principles
—Rigorous performance management process, with approval of targets and evaluation of performance for the CEO by the Board of Directors—Balanced mix of short-term and long-term variable compensation elements—Balanced scorecard approach to performance evaluation under the Annual Incentive, including Values and Behaviors—Clawback principles—Performance-vesting Long-Term Incentives only, with three-year overlapping cycles—Variable compensation is capped at 200% of target—Contractual notice period of 12 months—Post-contractual non-compete limited to a maximum of 12 months (annual base compensation and Annual Incentive of the prior year only)—No severance payments or change-of-control clauses—Share ownership requirements; no hedging or pledging of Novartis share ownership position by Board and Executive Committee members
Executive Committee employment contracts provide for a notice period of up to 12 months and contain no change-of-control clauses or severance provisions (e.g., agreements concerning special notice periods, longer-term contracts, “golden parachutes,” waiver of lock-up periods for equities and bonds, shorter vesting periods, and additional contributions to occupational pension schemes).
Malus and clawback
Any incentive compensation paid to Executive Committee members is subject to malus and clawback rules. This means that the Board of Directors for the CEO, or the Compensation Committee for the other Executive Committee members, may decide – subject to applicable law – to not pay any unpaid or unvested incentive compensation (malus), or to seek to recover incentive compensation that has been paid in the past (clawback), where the payout has been proven to conflict with internal management standards, including company and accounting policies, or violate laws. This principle applies to both the short-term Annual Incentive and the Long-Term Incentive plans. In 2016, the Compensation Committee did not exercise malus or clawback for current or former Executive Committee members.

Novartis Group consolidated financial statements

Consolidated income statements
(For the years ended December 31, 2016, 2015 and 2014)
(USD millions unless indicated otherwise)	Note	2016	2015	2014

Net sales to third parties from continuing operations	3	48 518	49 414	52 180

Sales to discontinued segments			26	239

Net sales from continuing operations	3	48 518	49 440	52 419

Other revenues		918	947	1 215

Cost of goods sold		– 17 520	– 17 404	– 17 345

Gross profit from continuing operations		31 916	32 983	36 289

Marketing & Sales		– 11 998	– 11 772	– 12 377

Research & Development		– 9 039	– 8 935	– 9 086

General & Administration		– 2 194	– 2 475	– 2 616

Other income		1 927	2 049	1 391

Other expense		– 2 344	– 2 873	– 2 512

Operating income from continuing operations	3	8 268	8 977	11 089

Income from associated companies	4	703	266	1 918

Interest expense	5	– 707	– 655	– 704

Other financial income and expense	5	– 447	– 454	– 31

Income before taxes from continuing operations		7 817	8 134	12 272

Taxes	6	– 1 119	– 1 106	– 1 545

Net income from continuing operations		6 698	7 028	10 727

Net income/loss from discontinued operations	30		10 766	– 447

Net income		6 698	17 794	10 280

Attributable to:
Shareholders of Novartis AG		6 712	17 783	10 210

Non-controlling interests		– 14	11	70

Basic earnings per share (USD) from continuing operations		2.82	2.92	4.39

Basic earnings per share (USD) from discontinued operations			4.48	– 0.18

Total basic earnings per share (USD)	7	2.82	7.40	4.21

Diluted earnings per share (USD) from continuing operations		2.80	2.88	4.31

Diluted earnings per share (USD) from discontinued operations			4.41	– 0.18

Total diluted earnings per share (USD)	7	2.80	7.29	4.13

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income
(For the years ended December 31, 2016, 2015 and 2014)
(USD millions)	Note	2016	2015	2014

Net income		6 698	17 794	10 280

Other comprehensive income to be eventually recycled into the consolidated income statement:

Fair value adjustments on marketable securities, net of taxes	8.1	– 113	28	89

Fair value adjustments on deferred cash flow hedges, net of taxes	8.1	15	20	21

Total fair value adjustments on financial instruments, net of taxes	8.1	– 98	48	110

Novartis share of other comprehensive income recognized by associated companies, net of taxes		671	– 48	– 5

Currency translation effects	8.2	– 2 391	– 1 662	– 2 220

Total of items to eventually recycle		– 1 818	– 1 662	– 2 115

Other comprehensive income never to be recycled into the consolidated income statement:

Actuarial losses from defined benefit plans, net of taxes	8.3	– 515	– 147	– 822

Total comprehensive income		4 365	15 985	7 343

Attributable to:
Shareholders of Novartis AG		4 382	15 977	7 274

Continuing operations		4 382	5 238	7 820

Discontinued operations			10 739	– 546

Non-controlling interests		– 17	8	69

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of changes in equity
(For the years ended December 31, 2016, 2015 and 2014)
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2014		1 001	– 89	73 065	366	74 343	129	74 472

Net income				10 210		10 210	70	10 280

Other comprehensive income	8			– 5	– 2 931	– 2 936	– 1	– 2 937

Total comprehensive income				10 205	– 2 931	7 274	69	7 343

Dividends	9.1			– 6 810		– 6 810		– 6 810

Purchase of treasury shares	9.2		– 43	– 6 883		– 6 926		– 6 926

Exercise of options and employee transactions	9.4		23	2 377		2 400		2 400

Equity-based compensation	9.5		6	1 137		1 143		1 143

Increase of treasury share repurchase obligation under a share buyback trading plan	9.7			– 658		– 658		– 658

Changes in non-controlling interests	9.8						– 120	– 120

Total of other equity movements			– 14	– 10 837		– 10 851	– 120	– 10 971

Total equity at December 31, 2014		1 001	– 103	72 433	– 2 565	70 766	78	70 844

Net income				17 783		17 783	11	17 794

Other comprehensive income	8			– 48	– 1 758	– 1 806	– 3	– 1 809

Total comprehensive income				17 735	– 1 758	15 977	8	15 985

Dividends	9.1			– 6 643		– 6 643		– 6 643

Purchase of treasury shares	9.2		– 33	– 6 086		– 6 119		– 6 119

Reduction of share capital	9.3	– 10	15	– 5

Exercise of options and employee transactions	9.4		14	1 578		1 592		1 592

Equity-based compensation	9.5		6	809		815		815

Decrease of treasury share repurchase obligation under a share buyback trading plan	9.7			658		658		658

Changes in non-controlling interests	9.8						– 10	– 10

Fair value adjustments related to divestments	8			– 100	100

Total of other equity movements		– 10	2	– 9 789	100	– 9 697	– 10	– 9 707

Total equity at December 31, 2015		991	– 101	80 379	– 4 223	77 046	76	77 122

Net income				6 712		6 712	– 14	6 698

Other comprehensive income	8			671	– 3 001	– 2 330	– 3	– 2 333

Total comprehensive income				7 383	– 3 001	4 382	– 17	4 365

Dividends	9.1			– 6 475		– 6 475		– 6 475

Purchase of treasury shares	9.2		– 7	– 985		– 992		– 992

Reduction of share capital	9.3	– 19	25	– 6

Exercise of options and employee transactions	9.4		2	212		214		214

Equity-based compensation	9.5		5	659		664		664

Impact of change in ownership of consolidated entities	9.6			– 7		– 7		– 7

Fair value adjustments related to divestments	8			– 12	12

Total of other equity movements		– 19	25	– 6 614	12	– 6 596		– 6 596

Total equity at December 31, 2016		972	– 76	81 148	– 7 212	74 832	59	74 891

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheets
(At December 31, 2016 and 2015)
(USD millions)	Note	2016	2015

Assets
Non-current assets
Property, plant & equipment	10	15 641	15 982

Goodwill	11	30 980	31 174

Intangible assets other than goodwill	11	31 340	34 217

Investments in associated companies	4	14 304	15 314

Deferred tax assets	12	10 034	8 957

Financial assets	13	2 196	2 466

Other non-current assets	13	698	601

Total non-current assets		105 193	108 711

Current assets
Inventories	14	6 255	6 226

Trade receivables	15	8 202	8 180

Marketable securities, commodities, time deposits and derivative financial instruments	16	770	773

Cash and cash equivalents	16	7 007	4 674

Other current assets	17	2 697	2 992

Total current assets		24 931	22 845

Total assets		130 124	131 556

Equity and liabilities
Equity
Share capital	18	972	991

Treasury shares	18	– 76	– 101

Reserves		73 936	76 156

Issued share capital and reserves attributable to Novartis AG shareholders		74 832	77 046

Non-controlling interests		59	76

Total equity		74 891	77 122

Liabilities
Non-current liabilities
Financial debts	19	17 897	16 327

Deferred tax liabilities	12	6 657	6 355

Provisions and other non-current liabilities	20	8 470	8 044

Total non-current liabilities		33 024	30 726

Current liabilities
Trade payables		4 873	5 668

Financial debts and derivative financial instruments	21	5 905	5 604

Current income tax liabilities		1 603	1 717

Provisions and other current liabilities	22	9 828	10 719

Total current liabilities		22 209	23 708

Total liabilities		55 233	54 434

Total equity and liabilities		130 124	131 556

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated cash flow statements
(For the years ended December 31, 2016, 2015 and 2014)
(USD millions)	Note	2016	2015	2014

Net income from continuing operations		6 698	7 028	10 727

Reversal of non-cash items	23.1	8 437	9 070	6 725

Dividends received from associated companies and others		899	432	479

Interest received		43	34	35

Interest paid		– 723	– 646	– 668

Other financial receipts			714	553

Other financial payments		– 155	– 23	– 24

Taxes paid [1]		– 2 111	– 2 454	– 2 179

Cash flows before working capital and provision changes from continuing operations		13 088	14 155	15 648

Payments out of provisions and other net cash movements in non-current liabilities		– 1 536	– 1 207	– 1 125

Change in net current assets and other operating cash flow items	23.2	– 77	– 863	– 625

Cash flows from operating activities from continuing operations		11 475	12 085	13 898

Cash flows used in operating activities from discontinued operations [1]			– 188	– 1

Total cash flows from operating activities		11 475	11 897	13 897

Purchase of property, plant & equipment		– 1 862	– 2 367	– 2 624

Proceeds from sales of property, plant & equipment		161	237	60

Purchase of intangible assets		– 1 017	– 1 138	– 780

Proceeds from sales of intangible assets		847	621	246

Purchase of financial assets		– 247	– 264	– 239

Proceeds from sales of financial assets		247	166	431

Purchase of other non-current assets		– 149	– 82	– 60

Proceeds from sales of other non-current assets			1	2

Divestments of interests in associated companies				1 370

Acquisitions and divestments of businesses, net	23.3	– 765	– 16 507	– 331

Purchase of marketable securities and commodities		– 530	– 595	– 169

Proceeds from sales of marketable securities and commodities		622	262	2 086

Cash flows used in investing activities from continuing operations		– 2 693	– 19 666	– 8

Cash flows used in/from investing activities from discontinued operations [1]	23.4	– 748	8 882	889

Total cash flows used in/from investing activities		– 3 441	– 10 784	881

Dividends paid to shareholders of Novartis AG		– 6 475	– 6 643	– 6 810

Acquisition of treasury shares		– 1 109	– 6 071	– 6 915

Proceeds from exercise options and other treasury share transactions		214	1 581	2 400

Increase in non-current financial debts		1 935	4 596	6 024

Repayment of non-current financial debts		– 1 696	– 3 086	– 2 599

Change in current financial debts		1 816	451	– 107

Impact of change in ownership of consolidated entities		– 6

Dividends paid to non-controlling interests and other financing cash flows		7	– 4	– 140

Cash flows used in financing activities		– 5 314	– 9 176	– 8 147

Effect of exchange rate changes on cash and cash equivalents		– 387	– 286	– 295

Net change in cash and cash equivalents		2 333	– 8 349	6 336

Cash and cash equivalents at January 1		4 674	13 023	6 687

Cash and cash equivalents at December 31		7 007	4 674	13 023

The accompanying Notes form an integral part of the consolidated financial statements.

[1] In 2016, the total net tax payment amounted to USD 2 299 million, of which USD 188 million was included in the cash flows used in investing activities from discontinued operations. In 2015, the total net tax payment amounted to USD 3 325 million, of which a refund of USD 94 million was included in the cash flows used in operating activities from discontinued operations, and a USD 965 million payment in the cash flows from investing activities of discontinued operations. In 2014, the total net tax payment amounted to USD 2 645 million, of which USD 7 million was included in the cash flows used in operating activities from discontinued operations, and a USD 459 million payment in the cash flows from investing activities from discontinued operations.

Notes to the Novartis Group consolidated financial statements

1. Significant accounting policies
The Novartis Group (Novartis or Group) is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals and also including eye care products and cost saving generic pharmaceuticals. It is headquartered in Basel, Switzerland.
The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items that are required to be accounted for at fair value.
The Group’s financial year-end is December 31 which is also the annual closing date of the individual entities’ financial statements incorporated into the Group’s consolidated financial statements.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities, including any contingent amounts, as well as of revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.
Listed below are accounting policies of significance to Novartis or, in cases where IFRS provides alternatives, the option adopted by Novartis.
Scope of consolidation
The consolidated financial statements include all entities, including structured entities, over which Novartis AG, Basel, Switzerland, directly or indirectly has control (generally as a result of owning more than 50% of the entity’s voting interest). Consolidated entities are also referred to as “subsidiaries”.
In cases where Novartis does not fully own a subsidiary it has elected to value any remaining outstanding non-controlling interest at the time of acquiring control of the subsidiary at its proportionate share of the fair value of the net identified assets.
The contribution of a business to an associate or joint venture is accounted for by applying the option under IFRS that permits the accounting for the retained interest of the business contributed at its net book value at the time of the contribution.
Investments in associated companies (generally defined as investments in entities in which Novartis holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are accounted for using the equity method except for selected venture fund investments for which the Group has elected to apply the method of fair value through the consolidated income statement.
Foreign currencies
The consolidated financial statements of Novartis are presented in US dollars (USD). The functional currency of subsidiaries is generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.
For subsidiaries not operating in hyperinflationary economies, the subsidiary’s results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:
— income, expense and cash flows using for each month the average exchange rate with the US dollar values for each month being aggregated during the year.
— balance sheets using year-end exchange rates.
— resulting exchange rate differences are recognized in other comprehensive income.
The only hyperinflationary economy applicable to Novartis is Venezuela. The financial statements of the major subsidiaries in this country are first adjusted for the effect of inflation with any gain or loss on the net monetary position recorded in the related functional lines in the consolidated income statement and then translated into USD.
Acquisition of assets
Acquired assets are initially recognized on the balance sheet at cost if they meet the criteria for capitalization. If acquired as part of a business combination, the fair value of identified assets represents the cost for these assets. If separately acquired, the cost of the asset includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment when it is no longer used are included in their cost.

Property, plant and equipment
Property, plant and equipment are depreciated on a straight-line basis in the consolidated income statement over their estimated useful lives. Leasehold land is depreciated over the period of its lease whereas freehold land is not depreciated. The related depreciation expense is included in the costs of the functions using the asset.
Property, plant and equipment are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
The following table shows the respective useful lives for property, plant and equipment:
Useful life

Buildings	20 to 40 years

Machinery and other equipment

Machinery and equipment	7 to 20 years

Furniture and vehicles	5 to 10 years

Computer hardware	3 to 7 years

Government grants obtained for construction activities, including any related equipment, are deducted from the gross acquisition cost to arrive at the balance sheet carrying value of the related assets.
Goodwill and intangible assets
Goodwill
Goodwill arises in a business combination and is the excess of the consideration transferred to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to groups of cash generating units (CGUs) which are usually represented by the reported segments. Goodwill is tested for impairment annually at the CGU level and any impairment charges are recorded under “Other Expense” in the consolidated income statement.
Intangible assets available-for-use
Novartis has the following classes of available-for-use intangible assets: Currently marketed products; Marketing know-how; Technologies; Other intangible assets (including computer software) and the Alcon brand name.
Currently marketed products represent the composite value of acquired intellectual property, patents, and distribution rights and product trade names.
Marketing know-how represents the value attributable to the expertise acquired for marketing and distributing Alcon surgical equipment.
Technologies represent identified and separable acquired know-how used in the research, development and production processes.
Significant investments in internally developed and acquired computer software are capitalized and included in the “Other” category and amortized once available for use.
The Alcon brand name is shown separately as it is the only Novartis intangible asset that is available for use with an indefinite useful life. Novartis considers that it is appropriate that the Alcon brand name has an indefinite life since Alcon-branded products have a history of strong revenue and cash flow performance, and Novartis has the intent and ability to support the brand with spending to maintain its value for the foreseeable future.
Except for the Alcon brand name, intangible assets available for use are amortized over their estimated useful lives on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The Alcon brand name is not amortized, but evaluated for potential impairment annually.
The following table shows the respective useful lives for available-for-use intangible assets and the location in the consolidated income statement in which the respective amortization and any potential impairment charge is recognized:
	Useful life	Income statement location for amortization and impairment charges

Currently marketed products	5 to 20 years	"Cost of goods sold"

Marketing know-how	25 years	"Cost of goods sold"

Technologies	10 to 20 years	"Cost of goods sold" or "Research and Development"

Other (including computer software)	3 to 7 years	In the respective functional expense

Alcon brand name	Not amortized, indefinite useful life	Not applicable

Intangible assets not yet available-for-use
Acquired research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are recognized as In-Process Research & Development (IPR&D).
IPR&D is not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Any impairment charge is recorded in the consolidated income statement under “Research & Development”. Once a project included in IPR&D has been successfully developed it is transferred to the “Currently marketed product” category.

Impairment of goodwill and intangible assets
An asset is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Novartis applies the fair value less costs of disposal method for its impairment assessment. In most cases no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore, an estimate is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGUs, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.
The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Group’s activities with regard to:
— amount and timing of projected future cash flows;
— outcome of R&D activities (compound efficacy, results of clinical trials, etc.);
— amount and timing of projected costs to develop IPR&D into commercially viable products;
— probability of obtaining regulatory approval;
— long-term sales forecasts for periods of up to 20 years;
— sales erosion rates after the end of patent or other intellectual property rights protection and timing of the entry of generic competition;
— selected tax rate;
— behavior of competitors (launch of competing products, marketing initiatives, etc.); and
— selected discount rate.
Generally, for intangible assets with a definite useful life Novartis uses cash flow projections for the whole useful life of these assets. For goodwill and the Alcon brand name, Novartis generally utilizes cash flow projections for a five-year period based on management forecasts, with a terminal value based on cash flow projections usually in line with inflation rates for later periods. Probability-weighted scenarios are typically used.
Discount rates used consider the Group’s estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections to approximate the weighted average cost of capital of a comparable market participant.
Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.
Impairment of associated companies accounted for at equity
Novartis considers investments in associated companies for impairment evaluation whenever objective evidence indicates the net investment may be impaired, including when a quoted share price indicates a fair value less than the per-share balance sheet carrying value for the investment.
If the recoverable amount of the investment is estimated to be lower than the balance sheet carrying amount an impairment charge is recognized for the difference in the consolidated income statement under “Income from associated companies”.
Cash and cash equivalents, marketable securities, commodities, derivative financial instruments and non-current financial assets
Cash and cash equivalents include highly liquid investments with original maturities of three months or less which are readily convertible to known amounts of cash. Bank overdrafts are usually presented within current financial debts on the consolidated balance sheet except in cases where a right of offset has been agreed with a bank which then allows for presentation on a net basis.
Marketable securities are financial assets consisting principally of equity and debt securities as well as fund investments. Marketable securities held for short-term non-strategic purposes are principally traded in liquid markets and are classified as marketable securities on the consolidated balance sheet. Marketable securities held for long-term strategic purposes are classified as non-current financial assets on the consolidated balance sheet.
Marketable securities are initially recorded at fair value on their trade date which is different from the settlement date when the transaction is ultimately effected. Quoted securities are re-measured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. Apart from discounted cash flow analysis and other pricing models, for the majority of investments in what is known as the “Level 3” hierarchy, the valuation is based on the acquisition cost as the best approximation of the fair value of the investee. This is adjusted for a higher or lower valuation in connection with a partial disposal, a new round of financing and for the investee’s performance below or above expectations. The fair value of investments in “Level 3” is reviewed regularly for a possible diminution in value.
The Group has classified all its equity and quoted debt securities as well as fund investments as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. Unrealized gains, except exchange gains related to quoted debt instruments, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the financial asset is sold, at which time the gain is transferred either to “Other financial income and expense”, for the marketable securities held for short-term non-strategic purposes, or to “Other income”, for all other equity securities and fund investments. Exchange gains related to quoted debt instruments are immediately recognized in the consolidated income statement under “Other financial income and expense”.
A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment. Impairments on equity securities, quoted debt securities and fund investments, and exchange rate losses on quoted debt securities in a foreign currency which are held for short-term non-strategic purposes are recorded in “Other financial income and expense”. Impairments are recorded for all other equity securities and other fund investments in “Other expense” in the consolidated income statement.
Commodities include gold bullion or coins which are valued at the lower of cost or fair value using current market prices. The changes in fair value below cost are immediately recorded in “Other financial income and expense”.
Other non-current financial assets including loans are carried at amortized cost, which reflects the time value of money, less any allowances for uncollectable amounts. Impairments and exchange rate gains and losses on other non-current financial assets, including loans, as well as interest income using the effective interest rate method, are immediately recorded in “Other income” or “Other expense” in the consolidated income statement.
Derivative financial instruments are initially recognized in the balance sheet at fair value and are re-measured to their current fair value at the end of each subsequent reporting period. The valuation of a forward exchange rate contract is based on the discounted cash flow model, using interest curves and spot rates at the reporting date as observable inputs.
Options are valued based on a modified Black-Scholes model using volatility and exercise prices as major observable inputs.
The Group utilizes derivative financial instruments for the purpose of hedging to reduce the volatility in the Group’s performance due to the exposure to various types of business risks. The Group, therefore, enters into certain derivative financial instruments which provide effective economic hedges. The risk reduction is obtained because the derivative’s value or cash flows are expected, wholly or partly, to move inversely to the hedged item and, therefore, offset changes in the value or cash flows of the hedged item. The overall hedging strategy is aiming to mitigate the currency and interest exposure risk of positions which are contractually agreed and to partially hedge the exposure risk of selected anticipated transactions. However, the Group generally does not hedge the translation risk related to its foreign investments.
Not all of the financial impact of derivative financial instruments can be matched with the financial impact of the economically hedged item. A prerequisite for obtaining this accounting-hedge relationship is extensive documentation on inception and proving on a regular basis that the economic hedge is effective for accounting purposes. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in “Other financial income and expense” in the consolidated income statement.
Inventories
Inventory is valued at acquisition or production cost determined on a first-in first-out basis. This value is used for the “Cost of goods sold” in the consolidated income statement. Unsalable inventory is fully written off in the consolidated income statement under “Cost of goods sold”.
Trade receivables
Trade receivables are initially recognized at their invoiced amounts including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.
Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Charges for doubtful trade receivables are recognized in the consolidated income statement within “Marketing & Sales” expenses.
Legal and environmental liabilities
Novartis and its subsidiaries are subject to contingencies arising in the ordinary course of business such as patent litigation, environmental remediation liabilities and other product-related litigation, commercial litigation, and governmental investigations and proceedings. Provisions are recorded where a reliable estimate can be made of the probable outcome of legal or other disputes against the subsidiary.

Contingent consideration
In a business combination or divestment of a business, it is necessary to recognize contingent future payments to previous or from new owners representing contractually defined potential amounts as a liability or asset. Usually for Novartis, these are linked to milestone or royalty payments related to certain assets and are recognized as a financial liability or asset at their fair value which is then re-measured at each subsequent reporting date. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment and if material, appropriately discounted to reflect the impact of time.
Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the consolidated income statement in “Cost of goods sold” for currently marketed products and in “Research & Development” for IPR&D. Changes in contingent consideration assets are recognized in “Other revenue”, “Other income” or “Other expense”, depending on its nature. The effect of unwinding the discount over time is recognized in “Interest expense” in the consolidated income statement.
Novartis does not recognize contingent consideration associated with asset purchases outside of a business combination that are conditional upon future events which are within its control until such time as there is an unconditional obligation. If the contingent consideration is outside the control of Novartis, a liability is recognized once it becomes probable that the contingent consideration will become due. In both cases, if appropriate, a corresponding asset is recorded.
Defined benefit pension plans and other post-employment benefits
The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost for such post-employment benefit plans is included in the personnel expenses of the various functions where the associates are employed, while the net interest on the net defined benefit liability or asset is recognized as “Other expense” or “Other income”.
Treasury shares
Treasury shares are initially recorded at fair value on their trade date which is different from the settlement date when the transaction is ultimately effected. Treasury shares are deducted from consolidated equity at their nominal value of CHF 0.50 per share. Differences between the nominal amount and the transaction price on purchases or sales of treasury shares with third parties, or the value of services received for the shares allocated to associates as part of share-based compensation arrangements, are recorded in “Retained earnings” in the consolidated statement of changes in equity.
Revenue recognition
Revenue
Revenue is recognized on the sale of Novartis Group products and services and recorded as “Net sales” in the consolidated income statement when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is determinable and collectability is reasonably assured. When contracts contain customer acceptance provisions, sales are recognized upon the satisfaction of acceptance criteria. If products are stockpiled at the request of the customer, revenue is only recognized once the products have been inspected and accepted by the customer and there is no right of return or replenishment on product expiry.
Surgical equipment may be sold together with other products and services under a single contract. The total consideration is allocated to the separate elements based on their relative fair values. Revenue is recognized once the recognition criteria have been met for each element of the contract.
For surgical equipment, in addition to cash and instalment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Novartis transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair values of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements in excess of twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in “Other income”. Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.
Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Provisions for refunds granted to healthcare providers under innovative pay-for-performance agreements are recorded as a revenue deduction at the time the related sales are recorded. They are calculated on the basis of historical experience and clinical data available for the product as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until such history is available.
Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Following a decrease in the price of a product, we generally grant customers a “shelf stock adjustment” for a customer’s existing inventory for the involved product. Provisions for shelf stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline or at the point of sale, if the impact of a price decline on the products sold can be reasonably estimated based on the customer’s inventory levels of the relevant product. When there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns, a provision is recorded for estimated sales returns. In doing so the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.
Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.
Other revenue
“Other revenue” includes royalty income and revenue from activities such as manufacturing services or other services rendered to the extent such revenue is not recorded under net sales.
Research & Development
Internal Research & Development (R&D) costs are fully charged to “Research & Development” in the consolidated income statement in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland or Japan.
Payments made to third parties in compensation for subcontracted R&D, such as contract research and development organizations, that is deemed not to transfer intellectual property to Novartis are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market.
Payments made to third parties in order to in-license or acquire intellectual property rights, compounds and products, including initial upfront and subsequent milestone payments, are capitalized as are payments for other assets, such as technologies to be used in R&D activities. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. Such additional payments will be capitalized if they are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.
Costs for post-approval studies performed to support the continued registration of a marketed product are recognized as marketing expenses. Costs for activities that are required by regulatory authorities as a condition for obtaining marketing approval are capitalized and recognized as currently marketed product.
Inventory produced ahead of regulatory approval is provisioned against and the charge is included in “Other expense” in the consolidated income statement, as its ultimate use cannot be assured. If this inventory can be subsequently sold, the provision is released to “Other income” in the consolidated income statement either on approval by the appropriate regulatory authority or, exceptionally in Europe, on recommendation by the Committee for Medicinal Products for Human Use (CHMP), if approval is virtually certain.
Share-based compensation
Vested Novartis shares and American Depositary Receipts (ADRs) which are granted as compensation are valued at their market value on the grant date and are immediately expensed in the consolidated income statement.
The fair values of unvested restricted shares, restricted share units (RSUs) and performance share units (PSUs) in Novartis shares and ADRs granted to associates as compensation are recognized as an expense over the related vesting period. The expense recorded in the consolidated income statement is included in the personnel expenses of the various functions where the associates are employed.
Unvested restricted shares, restricted ADRs and RSUs are only conditional on the provision of services by the plan participant during the vesting period. They are valued using their fair value on the grant date. As

RSUs do not entitle the holder to dividends the fair value is based on the Novartis share price at the grant date adjusted for the net present value of the dividends expected to be paid during the holding period. The fair value of these grants, after making adjustment for assumptions related to their forfeiture during the vesting period, are expensed on a straight-line basis over the respective vesting period.
PSUs require the plan participant to not only provide services during the vesting period but they are also subject to certain performance criteria being achieved during the vesting period. PSUs granted under plans defined as “Long-Term Performance Plans” are subject to performance criteria based on Novartis internal performance metrics. The expense is determined taking into account assumptions concerning performance during the period against targets and expected forfeitures due to plan participants not meeting their service conditions. These assumptions are periodically adjusted. Any change in estimates for past services are recorded immediately as an expense or income in the consolidated income statement and amounts for future periods are expensed over the remaining vesting period. As a result, at the end of the vesting period, the total charge during the whole vesting period represents the amount which will finally vest. The number of equity instruments that finally vest is determined at the vesting date.
PSUs granted under the Long-Term Relative Performance Plan (LTRPP) are not only conditional on the provision of services by the plan participant during the vesting period but are also conditional on the Total Shareholder Return (TSR) performance of Novartis relative to a specific peer group of companies over the vesting period. These performance conditions are based on variables which can be observed in the market. IFRS requires that these observations are taken into account in determining the fair value of these PSUs at the date of grant. Novartis has determined the fair value of these PSUs at the date of grant using a “Monte Carlo” simulation model. The total fair value of this grant is expensed on a straight-line basis over the vesting period. Adjustments to the number of equity instruments granted are only made if a plan participant does not fulfill the service conditions.
If a plan participant leaves Novartis, for reasons other than retirement, disability or death, then unvested restricted shares, restricted ADRs, RSUs and related share options and PSUs are forfeited, unless determined otherwise by the provision of the plan rules or by the Compensation Committee, for example, in connection with a reorganization or divestment.
Measuring the fair values of PSUs granted under the LTRPP, requires an estimation of the probability of uncertain future events and various other factors used in the valuation models. The Monte Carlo simulation used for determining the fair value of the PSUs related to the LTRPP requires as input parameters the probability of factors related to uncertain future events; the term of the award; grant price of underlying shares or ADRs; expected volatilities; expected correlation matrix of the underlying equity instruments with those of the peer group of companies and the risk free interest rate.
Government grants
Grants from governments or similar organizations are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants related to income are deferred and recognized in the consolidated income statement over the period necessary to match them with the related costs which they are intended to compensate.
The accounting policy for property, plant and equipment describes the treatment of any related grants.
Restructuring charges
Restructuring provisions are recognized for the direct expenditures arising from the restructuring, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.
Charges to increase restructuring provisions are included in “Other expense” in the consolidated income statements. Corresponding releases are recorded in “Other income” in the consolidated income statement.
Taxes
Taxes on income are provided in the same periods as the revenues and expenses to which they relate and include any interest and penalties incurred during the period. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since generally the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary’s retained earnings are only taken into account when a dividend has been planned.
The estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are based on currently known facts and circumstances. Tax returns are based on an interpretation of tax laws and regulations and reflect estimates based on these judgments and interpretations. The tax returns are subject to examination by the competent taxing authorities which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.
Non-current assets held for sale
Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs of disposal. Assets held for sale, included within a disposal group or included within discontinued operations are not depreciated or amortized.
Status of adoption of significant new or amended IFRS standards or interpretations
The adoption of new or amended standards and interpretations which are effective for the financial year beginning on January 1, 2016 did not have a material impact on the Group’s consolidated financial statements.
The following new IFRS standards will, based on a Novartis analysis, be of significance to the Group, but have not yet been early adopted:
— IFRS 9 Financial Instruments will substantially change the classification and measurement of financial instruments; will require impairments to be based on a forward-looking model; will change the approach to hedging financial exposures and related documentation and also the recognition of certain fair value changes. However, the Group does not expect IFRS 9 to have a significant impact on its consolidated financial statements and will implement the new standard on January 1, 2018.
— IFRS 15 Revenue from contracts with customers amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. However, the Group does not expect IFRS 15 to have a significant impact on its consolidated financial statements and will implement the new standard on January 1, 2018.
— IFRS 16 Leases substantially changes the financial statements as the majority of leases will become on-balance sheet liabilities with corresponding right of use assets on the balance sheet. The standard replaces IAS 17 Leases and is effective January 1, 2019. The current operating lease commitments of USD 2.9 billion as of December 31, 2016 and disclosed in Note 28 provide, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Group’s consolidated balance sheet.
There are no other IFRS standards or interpretations which are not yet effective which would be expected to have a material impact on the Group.
2. Significant transactions
Significant transactions in 2016
Alcon – Acquisition of Transcend Medical, Inc.
On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was USD 332 million. The amount consisted of an initial cash payment of USD 240 million and the net present value of the contingent consideration of USD 92 million due to the Transcend shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 294 million and goodwill of USD 38 million. Results of operations since the date of acquisition were not material.
INNOVATIVE MEDICINES – ACQUISITION OF SELEXYS PHARMACEUTICALs CORPORATION
On November 18, 2016, Novartis acquired Selexys Pharmaceuticals Corporation (Selexys), a privately held, US-based company specializing in development of therapeutics in certain hematologic and inflammatory disorders following receipt of results of the SUSTAIN study. The previously held interest of 19% is adjusted to its fair value of USD 64 million through the consolidated income statement at acquisition date. This re-measurement resulted in a gain of USD 53 million.
The fair value of the total purchase consideration for acquiring the 81% stake Novartis did not already own amounted to USD 268 million. The amount consisted of an initial cash payment of USD 194 million and the net present value of the contingent consideration of USD 74 million due to the Selexys shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 332 million. No goodwill was recognized. Results of operations since the date of acquisition were not material.

Significant transactions entered into in 2016 and closed in January 2017
INNOVATIVE MEDICINES – ACQUISITION OF ZIARCO GROUP LIMITED
On December 16, 2016, Novartis entered into an agreement to acquire Ziarco Group Limited, a privately held company focused on the development of novel treatments in dermatology. This acquisition will add a once daily oral H4 receptor antagonist in development for atopic dermatitis (AD), commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The transaction closed on January 20, 2017, and the preliminary fair value of the total purchase consideration was USD 420 million before ordinary purchase price adjustments. The amount consisted of an initial cash payment of USD 325 million before ordinary purchase price adjustments and the preliminary net pres-

ent value of the contingent consideration of USD 95 million, due to the Ziarco shareholders, which they are eligible to receive upon achievement of specified development milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 382 million and goodwill of USD 38 million.
INNOVATIVE MEDICINES – ACQUISITION OF ENCORE VISION, INC.
On December 20, 2016, Novartis entered into a definitive agreement for the acquisition of Encore Vision, Inc., a privately-held company in Fort Worth, Texas, USA, focused on the development of a novel treatment in presbyopia. The transaction closed on January 20, 2017, and the preliminary fair value of the total purchase consideration was USD 465 million before ordinary purchase price adjustments. The amount consisted of an initial cash payment of USD 375 million before ordinary purchase price adjustments and the preliminary net present value of the contingent consideration of USD 90 million, due to the Encore shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 374 million and goodwill of USD 91 million.
Significant transactions in 2015
Portfolio transformation transactions
Transaction with Eli Lilly and Company
On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business for USD 5.4 billion in cash. This resulted in a pre-tax gain of USD 4.6 billion, which is recorded in operating income from discontinued operations.
Transactions with GlaxoSmithKline plc
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:
Innovative Medicines – Acquisition of GSK oncology products
Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration at the acquisition date is contingent on certain development milestones. The fair value of this potentially refundable consideration as at the acquisition date is USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The purchase price allocation of the fair value of the consideration of USD 15.9 billion resulted in net identified assets of USD 13.5 billion and goodwill of USD 2.4 billion. In 2015, from the date of the acquisition the business generated net sales of USD 1.8 billion. Management estimates net sales for the entire year 2015 would have amounted to USD 2.1 billion had the oncology products been acquired at the beginning of the 2015 reporting period. The 2015 net results from operations on a reported basis since the acquisition date were not material.
Vaccines – Divestment
Novartis divested its Vaccines business (excluding its Vaccines influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties as at the acquisition date is USD 1.0 billion, resulting in a fair value of consideration received of USD 6.25 billion. Included in this amount is a USD 450 million milestone payment received in late March 2015. The sale of this business resulted in a pre-tax gain of USD 2.8 billion, which is recorded in operating income from discontinued operations.
Novartis’s Vaccines influenza business was excluded from the GSK Vaccines business acquisition. However, GSK entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis could have unilaterally required GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, had not been completed. The option period was 18 months from the closing date of the GSK transaction, but terminated with the sale of the Vaccines influenza business to CSL on July 31, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.
Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare
Novartis and GSK agreed to create a combined consumer healthcare business through the combination between Novartis OTC and GSK Consumer Healthcare businesses. On March 2, 2015, a new entity, GlaxoSmithKline Consumer Healthcare Holdings Ltd. (GSK Consumer Healthcare) was formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the estimates of fair values exchanged, an investment in an associated company of USD 7.6 billion was recorded. The resulting pre-tax gain, net of transaction related costs, of USD 5.9 billion is recorded in operating income from discontinued operations.
Novartis has four of eleven seats on the GSK Consumer Healthcare Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market based pricing mechanism.
The investment is accounted for using the equity method of accounting using estimated results for the last quarter of the year. Any differences between this estimate and actual results, when available, will be adjusted in the Group’s consolidated financial statements in the following year.

Additional GSK related costs
The GSK transaction resulted in USD 0.6 billion of additional transaction-related costs that were expensed, thereof USD 0.3 billion paid in 2015.
Transaction with CSL
On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. Entering into the separate divestment agreement with CSL resulted in the Vaccines influenza business being classified as a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the Vaccines influenza business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the estimated net book value of the Vaccines influenza business net assets was above the USD 275 million consideration. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of USD 0.1 billion, which is included in operating income from discontinued operations.
Other significant transactions in 2015
Innovative Medicines – Acquisition of Spinifex Pharmaceuticals, Inc.
On June 29, 2015, Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, Inc. (Spinifex), a US and Australia based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the fair value of the total purchase consideration was USD 312 million. The amount consisted of an initial cash payment of USD 196 million and the net present value of the contingent consideration of USD 116 million due to previous Spinifex shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 263 million and goodwill of USD 49 million. The 2015 results of operations since the date of acquisition were not material.
Innovative Medicines – Acquisition of Admune Therapeutics LLC
On October 16, 2015, Novartis entered into an agreement to acquire Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening Novartis’ pipeline of cancer immunotherapies. The fair value of the total purchase consideration amounted to USD 258 million. This amount consists of an initial cash payment of USD 140 million and the net present value of the contingent consideration of USD 118 million due to Admune’s previous owners, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 258 million. No goodwill was recognized. The 2015 results of operations since the date of acquisition were not material.
Significant transactions in 2014
Vaccines – Divestment of blood transfusion diagnostics unit
On January 9, 2014, Novartis completed the divestment of its blood transfusion diagnostics unit announced on November 11, 2013 to the Spanish company Grifols S.A., for USD 1.7 billion in cash. The pre-tax gain on this transaction was USD 0.9 billion and was recorded in operating income from discontinued operations.
Innovative Medicines – Acquisition of CoStim Pharmaceuticals, Inc.
On February 17, 2014, Novartis acquired all of the outstanding shares of CoStim Pharmaceuticals, Inc., a Cambridge, Massachusetts, US-based, privately held biotechnology company focused on harnessing the immune system to eliminate immune-blocking signals from cancer, for a total purchase consideration of USD 248 million (at fair value excluding cash acquired). This amount consists of an initial cash payment and the net present value of contingent consideration of USD 153 million due to previous CoStim shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identified assets of USD 152 million (excluding cash acquired) and goodwill of USD 96 million. The 2014 results of operations since the acquisition were not material.
Innovative Medicines – Divestment of Idenix Pharmaceuticals, Inc. (Idenix) shareholding
On August 5, 2014, Merck & Co., USA completed a tender offer for Idenix. As a result, Novartis divested its 22% shareholding in Idenix and realized a gain of approximately USD 0.8 billion which was recorded in income from associated companies.
Alcon – Acquisition of WaveTec Vision Systems, Inc. (WaveTec)
On October 16, 2014, Alcon acquired all of the outstanding shares of WaveTec, a privately held company, for USD 350 million in cash. The purchase price allocation resulted in net identified assets of USD 180 million and goodwill of USD 170 million. The 2014 results of operations since the date of acquisition were not material.
Corporate – Divestment of LTS Lohmann Therapie-Systeme AG (LTS) shareholding
On November 5, 2014, Novartis divested its 43% shareholding in LTS and realized a gain of approximately USD 0.4 billion which was recorded in income from associated companies.

3. Segmentation of key figures 2016, 2015 and 2014
The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute, and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
Following the internal reorganization announced on January 27, 2016, the reporting segments and their financial results have been adapted to reflect in all years presented the transfers of:
— Alcon Ophthalmic Pharmaceuticals business franchise from the Alcon Division to the Innovative Medicines Division, the products of which will continue to be marketed with the Alcon brand name.
— Selected mature products from the Innovative Medicines Division to the Retail Generics business franchise of the Sandoz Division.
— The Alcon brand name intangible asset from the Alcon Division to Corporate as it is used to market the products of Alcon Division and products within the Ophthalmology business franchise of the Innovative Medicines Division.
The consolidated financial statement disclosures by segment have been restated to reflect the above mentioned internal reorganization. Accordingly, the net assets, including a proportionate share of goodwill, and the income and expenses related to the activities transferred have been reallocated to the respective reporting segment in all periods presented in this financial report.
Innovative Medicines – formerly named the ‘Pharmaceuticals Division’ – researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology business unit, which consists of the global business franchises Oncology and Novartis Pharmaceuticals business unit, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.
Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, which are not protected by valid and enforceable third-party patents. The Sandoz Division is organized globally in three business franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology and ophthalmics, as well as cardiovascular, metabolism, central nervous system, pain, gastrointestinal and hormonal therapies. Finished dosage form anti-infectives sold to third parties are also part of Retail Generics. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates – mainly antibiotics – for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products known as biosimilars, and provides biotechnology manufacturing services to other companies.
Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. The Alcon Division is the global leader in eye care, with product offerings in eye care devices and vision care. The Alcon Division is organized globally in two global business franchises as follows: In Surgical, Alcon develops, manufactures, distributes and sells ophthalmic surgical equipment, instruments, disposable products and intraocular lenses. In Vision Care, Alcon develops, manufactures, distributes and sells contact lenses and lens care products.
Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense that are not attributable to specific segments, such as certain revenues from intellectual property rights, certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships. Usually, no allocation of Corporate items is made to the segments. As a result, Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debts), investments in associated companies and current and deferred taxes and non-segment specific environmental remediation and post-employment benefit liabilities. Corporate also includes the Alcon brand name intangible asset as it is used to market the products of Alcon Division and products within the Ophthalmology business franchise of the Innovative Medicines Division.

Our divisions are supported by the Novartis Institutes for BioMedical Research, Novartis Business Services, Global Drug Development and Novartis Technical Operations organizations.
— The Novartis Institutes for BioMedical Research (NIBR) conducts research activities of the Innovative Medicines Division.
— Novartis Business Services (NBS) started operations in January 2015 as a shared services organization providing business support services across the Group such as information technology, real estate and facility services, procurement, product lifecycle services, human resources and financial reporting and accounting operations.
— Global Drug Development organization started operations in July 2016 to oversee all drug development activities for our Innovative Medicines Division and the biosimilars portfolio of our Sandoz division.
— Novartis Technical Operations organization started operations in July 2016, in order to centralize management of our manufacturing operations across our Innovative Medicines and Sandoz divisions.
Following the Portfolio Transformation transactions in 2015, described in Note 2, Novartis has separated the Group’s reported financial data into “continuing” operations and “discontinued” operations:
Continuing operations comprise:
— Innovative Medicines: Innovative patent-protected prescription medicines
— Sandoz: Generic and biosimilar pharmaceuticals
— Alcon: Eye care devices and vision care
— Corporate activities
Discontinued operations comprise:
— Vaccines: Preventive human vaccines and the blood transfusion diagnostics unit. Excluded are certain intellectual property rights and related other revenues of the Vaccines Division which are now reported under Corporate activities.
— Consumer Health: OTC (over-the-counter medicines) and Animal Health. These two divisions were managed separately. However, neither was material enough to the Group to be disclosed separately as a reporting segment.
— Corporate: certain transactional and other expenses related to the portfolio transformation.
The accounting policies mentioned in Note 1 are used in the reporting of segment results. Inter-segmental sales are made at amounts which are considered to approximate arm’s length transactions. The Executive Committee of Novartis evaluates segmental performance and allocates resources among the segments based on a number of measures including net sales, operating income and net operating assets. Segment net operating assets consist primarily of property, plant and equipment, intangible assets, goodwill, inventories and trade and other operating receivables less operating liabilities.

Segmentation – Consolidated income statements
	Innovative Medicines[1]		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	2016	2015 restated [2]	2016	2015 restated [2]	2016	2015 restated [2]	2016	2015 restated [2]	2016	2015

Net sales to third parties from continuing operations	32 562	33 345	10 144	10 070	5 812	5 999			48 518	49 414

Sales to other segments	624	518	104	128			– 728	– 620		26

Net sales from continuing operations	33 186	33 863	10 248	10 198	5 812	5 999	– 728	– 620	48 518	49 440

Other revenues	815	792	37	25	4	23	62	107	918	947

Cost of goods sold	– 9 331	– 9 204	– 5 971	– 5 844	– 3 092	– 3 145	874	789	– 17 520	– 17 404

Gross profit from continuing operations	24 670	25 451	4 314	4 379	2 724	2 877	208	276	31 916	32 983

Marketing & Sales	– 8 435	– 8 430	– 1 681	– 1 679	– 1 882	– 1 663			– 11 998	– 11 772

Research & Development	– 7 709	– 7 685	– 814	– 782	– 516	– 468			– 9 039	– 8 935

General & Administration	– 978	– 1 031	– 300	– 346	– 410	– 450	– 506	– 648	– 2 194	– 2 475

Other income	1 091	1 149	185	109	48	54	603	737	1 927	2 049

Other expense	– 1 213	– 1 639	– 259	– 381	– 96	– 69	– 776	– 784	– 2 344	– 2 873

Operating income from continuing operations	7 426	7 815	1 445	1 300	– 132	281	– 471	– 419	8 268	8 977

Income from associated companies			6	2			697	264	703	266

Interest expense									– 707	– 655

Other financial income and expense									– 447	– 454

Income before taxes from continuing operations									7 817	8 134

Taxes									– 1 119	– 1 106

Net income from continuing operations									6 698	7 028

Net income from discontinued operations										10 766

Net income									6 698	17 794

Attributable to:
Shareholders of Novartis AG									6 712	17 783

Non-controlling interests									– 14	11

Included in net income from continuing operations are:
Interest income									43	33

Depreciation of property, plant & equipment	– 883	– 839	– 260	– 277	– 229	– 237	– 117	– 117	– 1 489	– 1 470

Amortization of intangible assets	– 2 470	– 2 384	– 450	– 450	– 929	– 912	– 12	– 9	– 3 861	– 3 755

Impairment charges on property, plant & equipment, net	– 93	39	– 2	– 97	– 5	– 1	– 2	– 21	– 102	– 80

Impairment charges on intangible assets, net	– 522	– 138	– 65	– 27	– 4	– 1			– 591	– 166

Impairment charges and fair value gains on financial assets, net	– 55	– 32					– 77	– 72	– 132	– 104

Additions to restructuring provisions	– 236	– 232	– 46	– 93	– 36	– 25	– 25	– 49	– 343	– 399

Equity-based compensation of Novartis equity plans	– 582	– 620	– 47	– 53	– 53	– 66	– 164	– 164	– 846	– 903

[1] Formerly named the Pharmaceuticals Division
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

	Innovative Medicines[1]		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	2015 restated [2]	2014 restated [2]	2015 restated [2]	2014 restated [2]	2015 restated [2]	2014 restated [2]	2015 restated [2]	2014 restated [2]	2015	2014

Net sales to third parties from continuing operations	33 345	34 828	10 070	10 736	5 999	6 616			49 414	52 180

Sales to other segments	518	698	128	287			– 620	– 746	26	239

Net sales from continuing operations	33 863	35 526	10 198	11 023	5 999	6 616	– 620	– 746	49 440	52 419

Other revenues	792	631	25	12	23	32	107	540	947	1 215

Cost of goods sold	– 9 204	– 8 724	– 5 844	– 6 293	– 3 145	– 3 204	789	876	– 17 404	– 17 345

Gross profit from continuing operations	25 451	27 433	4 379	4 742	2 877	3 444	276	670	32 983	36 289

Marketing & Sales	– 8 430	– 8 809	– 1 679	– 1 871	– 1 663	– 1 697			– 11 772	– 12 377

Research & Development	– 7 685	– 7 787	– 782	– 833	– 468	– 466			– 8 935	– 9 086

General & Administration	– 1 031	– 1 114	– 346	– 376	– 450	– 508	– 648	– 618	– 2 475	– 2 616

Other income	1 149	737	109	97	54	76	737	481	2 049	1 391

Other expense	– 1 639	– 1 634	– 381	– 189	– 69	– 89	– 784	– 600	– 2 873	– 2 512

Operating income from continuing operations	7 815	8 826	1 300	1 570	281	760	– 419	– 67	8 977	11 089

Income from associated companies		812	2	4			264	1 102	266	1 918

Interest expense									– 655	– 704

Other financial income and expense									– 454	– 31

Income before taxes from continuing operations									8 134	12 272

Taxes									– 1 106	– 1 545

Net income from continuing operations									7 028	10 727

Net income/loss from discontinued operations									10 766	– 447

Net income									17 794	10 280

Attributable to:
Shareholders of Novartis AG									17 783	10 210

Non-controlling interests									11	70

Included in net income from continuing operations are:
Interest income									33	33

Depreciation of property, plant & equipment	– 839	– 902	– 277	– 317	– 237	– 261	– 117	– 106	– 1 470	– 1 586

Amortization of intangible assets	– 2 384	– 1 416	– 450	– 448	– 912	– 906	– 9	– 5	– 3 755	– 2 775

Impairment charges on property, plant & equipment, net	39	– 15	– 97	– 7	– 1	1	– 21	– 23	– 80	– 44

Impairment charges on intangible assets, net	– 138	– 238	– 27	– 39	– 1				– 166	– 277

Impairment charges and fair value gains on financial assets, net	– 32	– 20		– 1			– 72	– 48	– 104	– 69

Additions to restructuring provisions	– 232	– 464	– 93	– 4	– 25	– 33	– 49	– 3	– 399	– 504

Equity-based compensation of Novartis and Alcon equity plans	– 620	– 705	– 53	– 51	– 66	– 72	– 164	– 179	– 903	– 1 007

[1] Formerly named the Pharmaceuticals Division
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Segmentation – Consolidated balance sheets
	Innovative Medicines[1]		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	2016	2015 restated [2]	2016	2015 restated [2]	2016	2015 restated [2]	2016	2015 restated [2]	2016	2015

Total assets	51 911	54 769	17 611	18 530	22 970	23 291	37 632	34 966	130 124	131 556

Total liabilities	– 10 007	– 10 798	– 3 168	– 3 545	– 2 520	– 2 403	– 39 538	– 37 688	– 55 233	– 54 434

Total equity									74 891	77 122

Net debt									16 025	16 484

Net operating assets	41 904	43 971	14 443	14 985	20 450	20 888			90 916	93 606

Included in assets and liabilities are:
Total property, plant & equipment	10 410	10 464	2 374	2 788	2 163	2 025	694	705	15 641	15 982

Additions to property, plant & equipment [3]	996	1 380	316	421	396	494	127	224	1 835	2 519

Total goodwill and intangible assets	31 630	33 783	10 774	11 253	16 914	17 343	3 002	3 012	62 320	65 391

Additions to goodwill and intangible assets [3]	865	996	45	44	63	108	5	11	978	1 159

Total investment in associated companies	16	8	18	15			14 270	15 291	14 304	15 314

Additions to investment in associated companies [3]	4	5					37	57	41	62

Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments							7 777	5 447	7 777	5 447

Financial debts and derivative financial instruments							23 802	21 931	23 802	21 931

Current income tax and deferred tax liabilities							8 260	8 072	8 260	8 072

[1] Formerly named the Pharmaceuticals Division
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016
[3] Excluding impact of business combinations
The following table shows countries that accounted for more than 5% of at least one of the respective Group totals and regional information for net sales for the years ended December 31, 2016, 2015 and 2014 and for selected non-current assets for the years ended December 31, 2016 and 2015:
	Net sales[1]						Total of selected non-current assets[2]

(USD millions)	2016	%	2015	%	2014	%	2016	%	2015	%

Country
Switzerland	830	2	774	2	658	1	44 413	48	47 054	49

United States	17 117	35	18 079	37	17 337	33	28 484	31	28 677	30

United Kingdom	1 182	2	1 277	3	1 379	3	6 892	7	7 769	8

Germany	3 634	7	3 262	7	3 742	7	2 733	3	2 908	3

France	2 390	5	2 269	5	2 638	5	199		188

Japan	3 267	7	3 163	6	3 781	7	145		142

Other	20 098	42	20 590	40	22 645	44	9 399	11	9 949	10

Group	48 518	100	49 414	100	52 180	100	92 265	100	96 687	100

Region
Europe	17 079	35	16 472	33	18 690	36	59 879	65	63 681	66

Americas	20 998	43	22 414	45	22 218	43	29 831	32	30 375	31

Asia/Africa/Australasia	10 441	22	10 528	22	11 272	21	2 555	3	2 631	3

Group	48 518	100	49 414	100	52 180	100	92 265	100	96 687	100

[1] Net sales from operations by location of third-party customer
[2] Total of property, plant and equipment; goodwill; intangible assets; and investment in associated companies

The Group’s largest, second and third largest customer accounts for approximately 16%, 12% and 6% of net sales, respectively (2015: 14%, 11% and 5%; 2014: 12%, 11% and 5% respectively). No other customer accounted for 5% or more of net sales, in any year.
The highest amounts of trade receivables outstanding were for these same three customers. They amounted to 14%, 9% and 6%, respectively, of the trade receivables at December 31, 2016 (2015: 13%, 9% and 6% respectively).
Innovative Medicines1 net sales by business franchise
	2016 USD millions	2015 restated USD millions [2]	Change (2015 to 2016) USD %	2014 restated USD millions [2]	Change (2014 to 2015) USD %

Oncology
Gleevec/Glivec	3 323	4 658	– 29	4 746	– 2

Tasigna	1 739	1 632	7	1 529	7

Subtotal Bcr-Abl portfolio	5 062	6 290	– 20	6 275	0

Sandostatin	1 646	1 630	1	1 650	– 1

Afinitor/Votubia	1 516	1 607	– 6	1 575	2

Exjade/Jadenu	956	917	4	926	– 1

Votrient	729	565	nm	0	nm

Tafinlar/Mekinist	672	453	nm	0	nm

Promacta/Revolade	635	402	nm	0	nm

Jakavi	581	410	42	279	47

Zykadia	91	79	15	31	155

Other	902	951	– 5	918	4

Total Oncology business unit	12 790	13 304	– 4	11 654	14

Ophthalmology
Lucentis	1 835	2 060	– 11	2 441	– 16

Travoprost Group	619	631	– 2	734	– 14

Systane Group	377	380	– 1	378	1

Topical Olopatadine Group	335	457	– 27	515	– 11

Other	2 297	2 395	– 4	2 647	– 10

Total Ophthalmology	5 463	5 923	– 8	6 715	– 12

Neuroscience
Gilenya	3 109	2 776	12	2 477	12

Exelon/Exelon Patch	444	728	– 39	1 009	– 28

Other	124	141	– 12	243	– 42

Total Neuroscience	3 677	3 645	1	3 729	– 2

Immunology and Dermatology
Cosentyx	1 128	261	nm	0	nm

Neoral/Sandimmun(e)	515	570	– 10	684	– 17

Zortress/Certican	398	335	19	327	2

Myfortic	383	441	– 13	543	– 19

Ilaris	283	236	20	199	19

Other	172	160	8	173	– 8

Subtotal Immunology and Dermatology, excluding everolimus stent drug	2 879	2 003	44	1 926	4

Everolimus stent drug	136	134	1	205	– 35

Total Immunology and Dermatology	3 015	2 137	41	2 131	0

	2016 USD millions	2015 restated USD millions [2]	Change (2015 to 2016) USD %	2014 restated USD millions [2]	Change (2014 to 2015) USD %

Respiratory
Ultibro Breezhaler	363	260	40	118	120

Seebri Breezhaler	149	150	– 1	146	3

Onbrez Breezhaler/ Arcapta Neohaler	143	166	– 14	220	– 25

Subtotal COPD[3] portfolio	655	576	14	484	19

Xolair [4]	835	755	11	777	– 3

Other	31	37	– 16	39	– 5

Total Respiratory	1 521	1 368	11	1 300	5

Cardio-Metabolic
Galvus	1 193	1 140	5	1 224	– 7

Entresto	170	21	nm	0	nm

Other	14	0	nm	8	nm

Total Cardio-Metabolic	1 377	1 161	19	1 232	– 6

Established Medicines
Diovan/Co-Diovan	1 073	1 284	– 16	2 345	– 45

Exforge	926	1 047	– 12	1 396	– 25

Voltaren/Cataflam	525	558	– 6	632	– 12

Ritalin/Focalin	282	365	– 23	492	– 26

Other	1 913	2 553	– 25	3 202	– 20

Total Established Medicines	4 719	5 807	– 19	8 067	– 28

Total Pharmaceutical business unit	19 772	20 041	– 1	23 174	– 14

Total division net sales	32 562	33 345	– 2	34 828	– 4

[1] Formerly named the Pharmaceuticals Division
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016
[3] Chronic obstructive pulmonary disease
[4] Net sales reflect Xolair sales for all indications (e.g., including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise)
nm = not meaningful
The product portfolio of other segments is widely spread in 2016, 2015 and 2014.

4. Associated companies
	Net income statement effect			Other comprehensive income effect			Total comprehensive income effect

(USD millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014

Roche Holding AG, Switzerland	464	343	599	– 39	– 149	– 51	425	194	548

GlaxoSmithKline Consumer Healthcare Holdings Ltd., UK	234	– 79		710	– 4		944	– 83

Idenix Pharmaceuticals Inc., US			812						812

LTS Lohmann Therapie-Systeme AG, Germany			436						436

Others	5	2	71			20	5	2	91

Associated companies related to continuing operations	703	266	1 918	671	– 153	– 31	1 374	113	1 887

Novartis has significant investments in Roche Holding AG, Basel (Roche) and in GlaxoSmithKline Consumer Healthcare Holdings Ltd, Brentford, Middlesex, UK as well as certain other smaller investments which are accounted for as associated companies.
Balance sheet value

(USD millions)	December 31, 2016	December 31, 2015

Roche Holding AG, Switzerland	7 644	7 919

GlaxoSmithKline Consumer Healthcare Holdings Ltd., UK	6 448	7 194

Others	212	201

Total	14 304	15 314

Roche Holding AG
The Group’s holding in Roche voting shares was 33.3% at December 31, 2016, 2015 and 2014. This investment represents approximately 6.3% of Roche’s total outstanding voting and non-voting equity instruments at December 31, 2016, 2015 and 2014.
Since full-year 2016 financial data for Roche is not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to estimate the Group’s share of Roche’s net income. Any differences between these estimates and actual results will be adjusted in the Group’s 2017 consolidated financial statements when available.
The following tables show summarized financial information of Roche, including current values of fair value adjustments made at the time of the acquisition of the shares, for the year ended December 31, 2015 and for the six months ended June 30, 2016 (since full year 2016 data is not yet available):
(CHF billions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities

December 31, 2015	28.2	63.7	23.8	28.7

June 30, 2016	26.6	62.6	24.5	29.0

(CHF billions)	Revenue	Net income	Other comprehen- sive income	Total comprehen- sive income

December 31, 2015	48.1	6.8	– 0.8	6.0

June 30, 2016	25.0	4.3	– 0.5	3.8

A purchase price allocation was performed on the basis of publicly available information at the time of acquisition of the investment. The December 31, 2016 balance sheet value allocation is as follows:
(USD millions)	December 31, 2016

Novartis share of Roche’s estimated net assets	2 200

Novartis share of re-appraised intangible assets	824

Implicit Novartis goodwill	2 785

Current value of share in net identifiable assets and goodwill	5 809

Accumulated equity accounting adjustments and translation effects less dividends received	1 835

Balance sheet value	7 644

The identified intangible assets principally relate to the value of currently marketed products and are amortized on a straight-line basis over their estimated average useful life of 20 years.
In 2016, dividends received from Roche in relation to the distribution of its 2015 net income amounted to USD 433 million (2015: USD 429 million in relation with the distribution of its 2014 net income).
The consolidated income statement effects from applying Novartis accounting principles for this investment in 2016, 2015 and 2014 are as follows:
(USD millions)	2016	2015	2014

Novartis share of Roche's estimated current-year consolidated net income	678	650	813

Prior-year adjustment	– 68	– 157	– 56

Amortization of fair value adjustments relating to intangible assets, net of taxes of USD 42 million (2015: USD 41 million; 2014: USD 45 million)	– 146	– 150	– 158

Net income effect	464	343	599

The publicly quoted market value of the Novartis interest in Roche (SIX symbol: RO) at December 31, 2016, was USD 12.4 billion (2015: USD 14.9 billion).
GlaxoSmithKline Consumer Healthcare Holdings Ltd.
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014. As part of these transactions, Novartis and GSK agreed to create a combined consumer healthcare business through a combination between Novartis OTC and GSK Consumer Healthcare. On March 2, 2015, a new entity GlaxoSmithKline Consumer Healthcare Holdings Ltd (GSK Consumer Healthcare) was formed via the contribution of businesses from both Novartis and GSK.
At December 31, 2016 and 2015, Novartis has a 36.5% interest in GSK Consumer Healthcare and four of eleven seats on the GSK Consumer Healthcare Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market-based pricing mechanism.
Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the estimates of fair values exchanged, an investment in associated company of USD 7.6 billion was recorded on March 2, 2015.
The December 31, 2016 balance sheet value allocation is as follows:
(USD millions)	December 31, 2016

Novartis share of GSK Consumer Healthcare’s estimated net assets	1 502

Novartis share of re-appraised intangible assets	3 517

Implicit Novartis goodwill	1 606

Current value of share in net identifiable assets and goodwill	6 625

Accumulated equity accounting adjustments and translation effects less dividends received	– 177

Balance sheet value	6 448

The identified intangible assets principally relate to the value of the indefinite life GSK Consumer Healthcare intangible assets. The identified intangible assets with a definite life are amortized on a straight-line basis over their estimated average useful life of 20 years.
The following tables show summarized financial information of GSK Consumer Healthcare, including current values of fair value adjustments made at the time of acquisition, for the ten-month period ended December 31, 2015, and for the nine months ended September 30, 2016 (interim unaudited), since full year 2016 data is not yet available:
(GBP billions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities

December 31, 2015	3.8	19.5	2.8	1.8

September 30, 2016	4.2	21.2	3.0	2.1

(GBP billions)	Revenue	Net income	Other comprehen- sive income	Total comprehen- sive income

December 31, 2015	4.6	0.0	0.0	0.0

September 30, 2016	4.7	0.5	2.1	2.6

Since full-year 2016 financial data for GSK Consumer Healthcare is not available when Novartis produces its consolidated financial results, a projection of the latest internal management reporting is used to estimate the Group’s share of GSK Consumer Healthcare’s net result for the year. Any differences between this estimate and actual results will be adjusted in the Group’s 2017 consolidated financial statements when available.
In 2016, dividends received from GSK Consumer Healthcare amounted to USD 463 million (2015: nil).
The consolidated income statement effects from applying Novartis accounting principles for this investment in 2016 and 2015 are as follows:
(USD millions)	2016	2015

Novartis share of GSK Consumer Healthcare's estimated current-year consolidated net income	268	– 17

Prior-year adjustment	– 22

Amortization of fair value adjustments relating to intangible assets and inventory, net of taxes of USD 2 million (2015: USD 18 million)	– 12	– 62

Net income effect	234	– 79

Other associated companies
During 2014, the shareholdings of 22% in Idenix Pharmaceuticals, Inc. and 43% in LTS Lohmann Therapie-Systeme AG were sold, realizing gains of USD 812 million and USD 421 million, respectively. Others include a gain of USD 64 million recorded on investments in associated companies held by the Novartis Venture Funds, which are accounted at fair value from January 1, 2014 onwards, consistent with other investments held by these Funds.

5. Interest expense and other financial income and expense
Interest expense
(USD millions)	2016	2015	2014

Interest expense	– 709	– 669	– 701

Income/(expense) arising from discounting long-term liabilities	2	14	– 3

Total interest expense	– 707	– 655	– 704

Other financial income and expense
(USD millions)	2016	2015	2014

Interest income	43	33	33

Dividend income	1	1	1

Net capital losses on available-for-sale securities	– 1	– 8	– 2

Income on forward contracts and options		1	1

Impairment of commodities and available-for-sale securities, net	7	– 132

Other financial expense	– 20	– 23	– 25

Monetary loss from hyperinflation accounting		– 72	– 61

Currency result, net	– 477	– 254	22

Total other financial income and expense	– 447	– 454	– 31

6. Taxes
Income before taxes
(USD millions)	2016	2015	2014

Switzerland	3 110	5 765	5 245

Foreign	4 707	2 369	7 027

Income before taxes from continuing operations	7 817	8 134	12 272

Income/(loss) before taxes from discontinued operations		12 479	– 351

Total income before taxes	7 817	20 613	11 921

Current and deferred income tax expense
(USD millions)	2016	2015	2014

Switzerland	– 709	– 317	– 661

Foreign	– 1 418	– 1 333	– 1 952

Current income tax expense from continuing operations	– 2 127	– 1 650	– 2 613

Switzerland	765	– 68	309

Foreign	243	612	759

Deferred tax income from continuing operations	1 008	544	1 068

Income tax expense from continuing operations	– 1 119	– 1 106	– 1 545

Income tax expense from discontinued operations		– 1 713	– 96

Total income tax expense	– 1 119	– 2 819	– 1 641

Analysis of tax rate
The main elements contributing to the difference between the Group’s overall applicable tax rate (which can change each year since it is calculated as the weighted average tax rate based on pre-tax income of each subsidiary) and the effective tax rate are:
(As a percentage)	2016	2015	2014

Applicable tax rate	13.2	12.4	11.7

Effect of disallowed expenditures	3.5	3.5	2.9

Effect of utilization of tax losses brought forward from prior periods	– 0.2	– 0.2	– 0.3

Effect of income taxed at reduced rates	– 0.2	– 0.3	– 0.6

Effect of tax credits and allowances	– 2.8	– 2.7	– 1.8

Effect of tax rate change on opening balance	0.2	– 0.5

Effect of write-off of deferred tax assets	0.5

Effect of write down and reversal of write-down of investments in subsidiaries	– 1.0	– 0.9	0.9

Effect of tax benefits expiring in 2017	– 0.5	– 0.4	– 0.8

Effect of non-deductible losses in Venezuela	1.3	1.2

Effect of prior year items	0.2	1.0	0.8

Effect of other items [1]	0.1	0.5	– 0.2

Effective tax rate for continuing operations	14.3	13.6	12.6

Effective tax rate for discontinued operations		13.7	– 27.4

Effective tax rate	14.3	13.7	13.8

[1] Other items in 2016 (+0.1%) include one-time impacts for the deferred tax effects on the net assets of certain subsidiaries resulting from the change in their tax status (-6.2%), the changes in uncertain tax positions (+5.1%) and other items (+1.2%).

Novartis has a substantial business presence in many countries and is therefore subject to different income and expense items that are non-taxable (permanent differences) or taxed at different rates in those tax jurisdictions. This results in a difference between our applicable tax rate and effective tax rate, as shown in the table above.
The utilization of tax-loss carry-forwards lowered the tax charge by USD 18 million in 2016 and by USD 15 million and USD 34 million in 2015 and 2014, respectively.
7. Earnings per share
	2016	2015	2014

Net income/loss attributable to shareholders of Novartis AG (USD millions)
– Continuing operations	6 712	7 025	10 654

– Discontinued operations		10 758	– 444

– Total	6 712	17 783	10 210

Number of shares (in millions)
Weighted average number of shares outstanding used in basic earnings per share	2 378	2 403	2 426

Adjustment for vesting of restricted shares, restricted share units and dilutive shares from options	22	35	44

Weighted average number of shares in diluted earnings per share	2 400	2 438	2 470

Basic earnings per share (USD)
– Continuing operations	2.82	2.92	4.39

– Discontinued operations		4.48	– 0.18

– Total	2.82	7.40	4.21

Diluted earnings per share (USD)
– Continuing operations	2.80	2.88	4.31

– Discontinued operations		4.41	– 0.18

– Total	2.80	7.29	4.13

Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Group and held as treasury shares.
For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of all restricted shares, restricted share units and the conversion of all potentially dilutive shares arising from options on Novartis shares that have been issued.
No options were excluded from the calculation of diluted EPS in 2014, 2015, or 2016 as all options were dilutive in all years.

8. Changes in consolidated statements of comprehensive income
The consolidated statements of comprehensive income include the Group’s net income for the year as well as all other valuation adjustments recorded in the Group’s consolidated balance sheet but which under IFRS are not recorded in the consolidated income statement. These include fair value adjustments to financial instruments, actuarial gains or losses on defined benefit pension and other post-employment plans and currency translation effects, net of tax.
The following table summarizes these value adjustments and currency translation effects attributable to Novartis shareholders:
(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Actuarial losses from defined benefit plans	Cumulative currency translation effects	Total value adjustments

Value adjustments at January 1, 2014	344	– 59	– 4 544	4 625	366

Fair value adjustments on financial instruments	89	21			110

Net actuarial losses from defined benefit plans [1]			– 822		– 822

Currency translation effects [2]				– 2 219	– 2 219

Total value adjustments in 2014	89	21	– 822	– 2 219	– 2 931

Value adjustments at December 31, 2014	433	– 38	– 5 366	2 406	– 2 565

Fair value adjustments on financial instruments	28	20			48

Net actuarial losses from defined benefit plans [1]			– 147		– 147

Currency translation effects [2]				– 1 659	– 1 659

Total value adjustments in 2015	28	20	– 147	– 1 659	– 1 758

Fair value adjustments related to divestments			100		100

Value adjustments at December 31, 2015	461	– 18	– 5 413	747	– 4 223

Fair value adjustments on financial instruments	– 113	15			– 98

Net actuarial losses from defined benefit plans			– 514		– 514

Currency translation effects				– 2 389	– 2 389

Total value adjustments in 2016	– 113	15	– 514	– 2 389	– 3 001

Fair value adjustments related to divestments			12		12

Value adjustments at December 31, 2016	348	– 3	– 5 915	– 1 642	– 7 212

[1] Net actuarial gains of USD 10 million in 2015 and net actuarial losses of USD 65 million in 2014 were attributable to discontinued operations up to the respective divestment dates
[2] Currency translation losses of USD 29 million in 2015 and USD 37 million in 2014 were attributable to discontinued operations up to the respective divestment dates
8.1) The 2016, 2015 and 2014 changes in the fair value of financial instruments were as follows:
(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Total

Fair value adjustments at January 1, 2016	461	– 18	443

Changes in fair value:
– Available-for-sale marketable securities	1		1

– Available-for-sale financial investments	– 87		– 87

Realized net gains transferred to the consolidated income statement:
– Marketable securities sold	– 1		– 1

– Other financial assets sold	– 154		– 154

Amortized net losses on cash flow hedges transferred to the consolidated income statement		16	16

Impaired financial assets transferred to the consolidated income statement	131		131

Deferred tax on above items	– 3	– 1	– 4

Fair value adjustments during the year	– 113	15	– 98

Fair value adjustments at December 31, 2016	348	– 3	345

(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Total

Fair value adjustments at January 1, 2015	433	– 38	395

Changes in fair value:
– Available-for-sale marketable securities	– 130		– 130

– Available-for-sale financial investments	80		80

– Associated companies’ movements in comprehensive income	– 8		– 8

Realized net gains transferred to the consolidated income statement:
– Marketable securities sold	– 1		– 1

– Other financial assets sold	– 103		– 103

Amortized net losses on cash flow hedges transferred to the consolidated income statement		21	21

Impaired financial assets transferred to the consolidated income statement	194		194

Deferred tax on above items	– 4	– 1	– 5

Fair value adjustments during the year	28	20	48

Fair value adjustments at December 31, 2015	461	– 18	443

(USD millions)	Fair value adjustments on marketable securities	Fair value adjustments on deferred cash flow hedges	Total

Fair value adjustments at January 1, 2014	344	– 59	285

Changes in fair value:
– Available-for-sale marketable securities	– 3		– 3

– Available-for-sale financial investments	91		91

– Associated companies’ movements in comprehensive income	5		5

Realized net gains transferred to the consolidated income statement:
– Marketable securities sold	– 4		– 4

– Other financial assets sold	– 81		– 81

Amortized net losses on cash flow hedges transferred to the consolidated income statement		23	23

Impaired financial assets transferred to the consolidated income statement	87		87

Deferred tax on above items	– 6	– 2	– 8

Fair value adjustments during the year	89	21	110

Fair value adjustments at December 31, 2014	433	– 38	395

8.2) In 2015, cumulative currency translation losses of USD 10 million have been recycled through the income statement as a result of the divestments of subsidiaries. No currency translation losses have been recycled through income statement in 2016 and 2014.

8.3) Remeasurements from defined benefit plans arise as follows:
(USD millions)	2016	2015	2014

Defined benefit pension plans before tax	– 667	– 252	– 999

Other post-employment benefit plans before tax	12	168	– 235

Taxation on above items	140	– 63	412

Total after tax	– 515	– 147	– 822

Attributable to:
Shareholders of Novartis AG	– 514	– 147	– 822

Non-controlling interests	– 1

9. Changes in consolidated equity
9.1) A dividend of CHF 2.70 per share was approved at the 2016 Annual General Meeting (AGM) for the year ended December 31, 2015, resulting in a total dividend payment of USD 6.5 billion in 2016 (2015: the CHF 2.60 per share dividend amounted to USD 6.6 billion, 2014: the CHF 2.45 per share dividend amounted to USD 6.8 billion). The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.
9.2) During 2016, 12.9 million shares were purchased for USD 1.0 billion (2015: 63.6 million shares for USD 6.1 billion, 2014: 79.2 million shares for USD 6.9 billion). These share purchases comprise of 10.3 million shares, which were repurchased for USD 0.8 billion on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback approved by the shareholders at the Annual General Meeting (AGM) in 2016, to offset the dilutive impact from equity-based participation plans (2015, 49.9 million shares for USD 4.8 billion, and in 2014, 27.0 million shares for USD 2.4 billion repurchased on the SIX Swiss Exchange second trading line under the USD 5 billion share buyback announced in November 2013, which was completed in November 2015). Furthermore, 2.6 million shares were acquired for USD 0.2 billion from employees which were previously granted to them under the respective programs (2015: 4.1 million shares for USD 0.4 billion, 2014: 5.4 million shares for USD 0.5 billion). In 2016 no shares were repurchased on the SIX Swiss Exchange first trading line (2015: 9.6 million shares were repurchased for USD 0.9 billion, 2014: 46.8 million shares for USD 4.1 billion).
9.3) In 2016, Novartis reduced its share capital by cancelling a total of 49.9 million shares which were repurchased during 2015 on the SIX Swiss Exchange second trading line. In 2015, 29.2 million shares were cancelled which were repurchased during 2013 and 2014. In 2014 no shares were cancelled.
9.4) 4.1 million shares were delivered as a result of options being exercised related to equity-based participation plans and the delivery of treasury shares, which contributed USD 0.2 billion (2015: 27.0 million shares for USD 1.6 billion, 2014: 41.4 million shares for USD 2.4 billion). The average share price of the shares delivered was significantly below market price reflecting the strike price of the options exercised.
9.5) Equity-settled share-based compensation is expensed in the consolidated income statement in accordance with the vesting period of the share-based compensation plans. The value for the shares and options granted is credited to consolidated equity over the respective vesting period. In 2016, 9.0 million shares were transferred to associates as part of equity-settled compensation (2015: 11.9 million shares, 2014: 10.3 million shares). In addition, tax benefits arising from tax deductible amounts exceeding the expense recognized in the income statement are credited to equity.
9.6) During 2016, interests in subsidiaries were acquired. The reduction in equity of USD 7 million represents the excess of the amount paid to non-controlling interest over their carrying value and equity allocation to non-controlling interest due to change in ownership percentage (2015: nil, 2014: nil).
9.7) In 2014, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis own shares on the second trading line under its USD 5 billion share buyback as well as to mitigate dilution from equity-based participation plans. The commitment under this arrangement amounted to USD 658 million as of December 31, 2014, reflecting the expected purchases by the bank under such trading plan over a rolling 90 days period. In 2015, this trading plan was fully executed and expired. As a result, there is no contingent liability related to this plan as of December 31, 2015 and December 31, 2016.
9.8) Changes in non-controlling interests in subsidiaries resulted in a reduction in consolidated equity of USD 10 million in 2015 and USD 120 million in 2014. No change to non-controlling interests in subsidiaries in 2016.

10. Property, plant & equipment
The following table summarizes the movements of property, plant and equipment during 2016:
(USD millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2016	688	12 857	2 810	15 093	31 448

Reclassifications [1]	4	630	– 1 226	592

Additions	24	176	1 226	409	1 835

Disposals and derecognitions [2]	– 8	– 178	– 19	– 656	– 861

Currency translation effects	– 21	– 372	– 111	– 622	– 1 126

December 31, 2016	687	13 113	2 680	14 816	31 296

Accumulated depreciation
January 1, 2016	– 40	– 5 188	– 7	– 10 231	– 15 466

Depreciation charge	– 3	– 530		– 956	– 1 489

Accumulated depreciation on disposals and derecognitions [2]	5	157	1	630	793

Impairment charge	– 3	– 47	– 11	– 61	– 122

Reversal of impairment charge		6	1	13	20

Currency translation effects	1	166	1	441	609

December 31, 2016	– 40	– 5 436	– 15	– 10 164	– 15 655

Net book value at December 31, 2016	647	7 677	2 665	4 652	15 641

Net book value of property, plant & equipment under finance lease contracts					81

Commitments for purchases of property, plant & equipment					223

[1] Reclassifications between various asset categories due to completion of plant and other equipment under construction
[2] Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use
Borrowing costs on new additions to property, plant and equipment eligible for capitalization have been capitalized and amounted to USD 9 million in 2016 (2015: USD 21 million, 2014: USD 20 million). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 25% (2015: 25%, 2014: 25%) and the interest rate used is 4% (2015: 4%, 2014: 4%).

The following table summarizes the movements of property, plant and equipment during 2015:
(USD millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total

Cost
January 1, 2015	744	11 312	3 985	15 387	31 428

Reclassifications [1]	12	1 833	– 2 601	756

Additions	4	408	1 665	442	2 519

Disposals and derecognitions [2]	– 41	– 332	– 59	– 704	– 1 136

Currency translation effects	– 31	– 364	– 180	– 788	– 1 363

December 31, 2015	688	12 857	2 810	15 093	31 448

Accumulated depreciation
January 1, 2015	– 30	– 5 093	– 37	– 10 285	– 15 445

Depreciation charge	– 3	– 462		– 1 005	– 1 470

Accumulated depreciation on disposals and derecognitions [2]	2	246	32	594	874

Impairment charge	– 12	– 37	– 4	– 82	– 135

Reversal of impairment charge		9		46	55

Currency translation effects	3	149	2	501	655

December 31, 2015	– 40	– 5 188	– 7	– 10 231	– 15 466

Net book value at December 31, 2015	648	7 669	2 803	4 862	15 982

Net book value of property, plant & equipment under finance lease contracts					85

Commitments for purchases of property, plant & equipment					359

[1] Reclassifications between various asset categories due to completion of plant and other equipment under construction
[2] Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use

11. Goodwill and intangible assets
The following table summarizes the movements of goodwill and intangible assets in 2016:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Cost
January 1, 2016	31 585	4 119	2 980	6 563	33 385	5 960	1 341	54 348

Impact of business combinations	56	690			451			1 141

Reclassifications [1]		– 158			6		152

Additions		599			223		156	978

Disposals and derecognitions [2]		– 23			– 464		– 130	– 617

Currency translation effects	– 260	– 77		– 15	– 594		– 27	– 713

December 31, 2016	31 381	5 150	2 980	6 548	33 007	5 960	1 492	55 137

Accumulated amortization
January 1, 2016	– 411	– 650		– 3 070	– 14 221	– 1 192	– 998	– 20 131

Reclassifications		225			– 225

Amortization charge				– 576	– 2 926	– 238	– 121	– 3 861

Accumulated impairments on disposals and derecognitions[2]		22			390		123	535

Impairment charge		– 490			– 96		– 5	– 591

Currency translation effects	10	7		9	215		20	251

December 31, 2016	– 401	– 886		– 3 637	– 16 863	– 1 430	– 981	– 23 797

Net book value at December 31, 2016	30 980	4 264	2 980	2 911	16 144	4 530	511	31 340

[1] Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development and completion of software development.
[2] Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2016:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Innovative Medicines	15 010	3 512		11	12 821		276	16 620

Sandoz	7 669	613		563	1 904		25	3 105

Alcon	8 293	139		2 337	1 419	4 530	196	8 621

Corporate	8		2 980				14	2 994

Net book value at December 31, 2016	30 980	4 264	2 980	2 911	16 144	4 530	511	31 340

The Innovative Medicines, Sandoz and Alcon divisions’ cash generating units, to which goodwill are allocated, each comprise a group of smaller cash generating units. The valuation method of the recoverable amount of the cash generating units, to which goodwill is allocated, is based on the fair value less costs of disposal.
The Alcon brand name is a Corporate asset with an indefinite life. The intangible asset is allocated to Corporate as it is used to market the Alcon-branded products of both the Alcon Division and the Ophthalmology business franchise of the Innovative Medicines Division. Net sales of these products together are the grouping of cash generating units, which is used to determine the recoverable amount. The valuation method is based on the fair value less costs of disposal.
The following assumptions are used in the calculations:
(As a percentage)	Innovative Medicines	Sandoz	Alcon	Corporate

Terminal growth rate	1.5	2.0	3.0	2.5

Discount rate (post-tax)	6.5	6.5	6.5	6.5

The Alcon terminal growth rate assumption of 3% is higher than the expected inflation rate of the medical device industry, and more specifically the ophthalmic sub-segment of the industry. The growth rates are expected to exceed such long-term inflation rate, due to the impact of the demographic trend of the aging population to which Alcon’s products are prescribed is growing faster than the general population.
The discount rates for all Divisions consider the Group’s weighted average cost of capital, adjusted to approximate the weighted average cost of capital of a comparable market participant.

The fair value less costs of disposal, for all groupings of cash generating units containing goodwill or indefinite life intangible assets, is reviewed for the impact of reasonably possible changes in key assumptions. In particular we considered an increase in the discount rate, a decrease in the terminal growth rate and certain negative impacts on the forecasted cash flows. These reasonably possible changes in key assumptions did not indicate an impairment.
Note 1, Significant accounting policies – Impairment of goodwill and intangible assets, provides additional disclosures on how the Group performs goodwill and intangible asset impairment testing.
In 2016, intangible asset impairment charges for continuing operations amounted to USD 591 million (USD 522 million in the Innovative Medicines Division, USD 65 million in the Sandoz Division and USD 4 million in the Alcon Division).
In 2015, intangible asset impairment charges in continuing operations amounted to USD 206 million (USD 178 million in the Innovative Medicines Division and USD 27 million in the Sandoz Division and USD 1 million in the Alcon Division).
In 2016, there was no reversal of prior year impairment charges (2015: USD 40 million).
The following table summarizes the movements of goodwill and intangible assets in 2015:
	Goodwill	Intangible Assets other than Goodwill

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Cost
January 1, 2015	29 737	2 843	2 980	6 658	20 916	5 960	1 251	40 608

Impact of business combinations	2 438	730			12 970		15	13 715

Reclassifications [1]		– 36			5		31

Additions		881			217		61	1 159

Disposals and derecognitions [2]		– 294			– 26		– 4	– 324

Currency translation effects	– 590	– 5		– 95	– 697		– 13	– 810

December 31, 2015	31 585	4 119	2 980	6 563	33 385	5 960	1 341	54 348

Accumulated amortization
January 1, 2015	– 426	– 685		– 2 539	– 11 684	– 954	– 914	– 16 776

Amortization charge				– 580	– 2 848	– 238	– 89	– 3 755

Accumulated impairments on disposals and derecognitions,[2] reclassifications		68			241		4	313

Impairment charge		– 33			– 164		– 9	– 206

Reversal of impairment charge					40			40

Currency translation effects	15			49	194		10	253

December 31, 2015	– 411	– 650		– 3 070	– 14 221	– 1 192	– 998	– 20 131

Net book value at December 31, 2015	31 174	3 469	2 980	3 493	19 164	4 768	343	34 217

[1] Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development and completion of software development.
[2] Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.
The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2015:
	Goodwill[1]	Intangible Assets other than Goodwill[1]

(USD millions)	Total	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total

Innovative Medicines	15 110	2 770		13	15 698		192	18 673

Sandoz	7 802	490		631	2 308		22	3 451

Alcon	8 255	202		2 849	1 158	4 768	111	9 088

Corporate	7	7	2 980				18	3 005

Net book value at December 31, 2015	31 174	3 469	2 980	3 493	19 164	4 768	343	34 217

[1] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

12. Deferred tax assets and liabilities
(USD millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total

Gross deferred tax assets at January 1, 2016	216	611	1 730	3 821	62	2 866	9 306

Gross deferred tax liabilities at January 1, 2016	– 639	– 3 962	– 401	– 565	– 5	– 1 132	– 6 704

Net deferred tax balance at January 1, 2016	– 423	– 3 351	1 329	3 256	57	1 734	2 602

At January 1, 2016	– 423	– 3 351	1 329	3 256	57	1 734	2 602

Credited/(charged) to income	– 13	1 057	53	373	55	– 517	1 008

Charged to equity						– 44	– 44

Credited/(charged) to other comprehensive income			140			– 2	138

Impact of business combinations	4	– 400			23	37	– 336

Other movements	27	6	– 41	20	11	– 14	9

Net deferred tax balance at December 31, 2016	– 405	– 2 688	1 481	3 649	146	1 194	3 377

Gross deferred tax assets at December 31, 2016	224	1 331	1 839	4 160	146	2 597	10 297

Gross deferred tax liabilities at December 31, 2016	– 629	– 4 019	– 358	– 511		– 1 403	– 6 920

Net deferred tax balance at December 31, 2016	– 405	– 2 688	1 481	3 649	146	1 194	3 377

After offsetting USD 263 million of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:

Deferred tax assets at December 31, 2016							10 034

Deferred tax liabilities at December 31, 2016							– 6 657

Net deferred tax balance at December 31, 2016							3 377

Gross deferred tax assets at January 1, 2015	268	214	1 749	3 470	85	2 587	8 373

Gross deferred tax liabilities at January 1, 2015	– 639	– 4 242	– 410	– 578	– 3	– 606	– 6 478

Net deferred tax balance at January 1, 2015	– 371	– 4 028	1 339	2 892	82	1 981	1 895

At January 1, 2015	– 371	– 4 028	1 339	2 892	82	1 981	1 895

Credited/(charged) to income	– 57	296	83	376	– 22	– 132	544

Charged to equity						– 216	– 216

(Charged)/credited to other comprehensive income			– 63			29	– 34

Impact of business combinations		390				– 13	377

Other movements	5	– 9	– 30	– 12	– 3	85	36

Net deferred tax balance at December 31, 2015	– 423	– 3 351	1 329	3 256	57	1 734	2 602

Gross deferred tax assets at December 31, 2015	216	611	1 730	3 821	62	2 866	9 306

Gross deferred tax liabilities at December 31, 2015	– 639	– 3 962	– 401	– 565	– 5	– 1 132	– 6 704

Net deferred tax balance at December 31, 2015	– 423	– 3 351	1 329	3 256	57	1 734	2 602

After offsetting USD 349 million of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:

Deferred tax assets at December 31, 2015							8 957

Deferred tax liabilities at December 31, 2015							– 6 355

Net deferred tax balance at December 31, 2015							2 602

Deferred tax assets of USD 4.8 billion (2015: USD 3.9 billion) and deferred tax liabilities of USD 5.9 billion (2015: USD 5.8 billion) are expected to have an impact on current taxes payable after more than twelve months.
At December 31, 2016, unremitted earnings of USD 63 billion (2015: USD 65 billion) have been retained by consolidated entities for reinvestment. Therefore, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.
(USD millions)	2016	2015

Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
– Investments in subsidiaries	2 358	2 644

– Goodwill from acquisitions	– 28 189	– 28 202

The gross value of tax-loss carry-forwards that have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:
(USD millions)	Not capitalized	Capitalized	2016 total

One year	21	12	33

Two years	30	5	35

Three years	50	5	55

Four years	75	3	78

Five years	73	25	98

More than five years	405	1 913	2 318

Total	654	1 963	2 617

In 2016, USD 19 million (2015: USD 13 million, 2014: USD 14 million) of tax-loss carry-forwards expired.
(USD millions)	Not capitalized	Capitalized	2015 total

One year	22	39	61

Two years	80	25	105

Three years	37	6	43

Four years	54	7	61

Five years	222		222

More than five years	465	712	1 177

Total	880	789	1 669

Deferred tax assets related to taxable losses of relevant Group entities are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future.
13. Financial and other non-current assets
Financial assets
(USD millions)	2016	2015

Available-for-sale long-term financial investments	1 096	1 263

Long-term receivables from customers	231	317

Minimum lease payments from finance lease agreements	147	216

Contingent consideration receivables [1]	586	550

Long-term loans, advances and security deposits	136	120

Total financial assets	2 196	2 466

[1] Note 29 provides additional disclosures related to contingent consideration.
Other non-current assets
(USD millions)	2016	2015

Deferred compensation plans	451	409

Prepaid post-employment benefit plans	47	36

Other non-current assets	200	156

Total other non-current assets	698	601

Minimum finance lease payments
The following table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in “Other income”.
	2016

(USD millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value

Not later than one year [1]	91	– 5	86	– 2	84

Between one and five years	182	– 16	166	– 37	129

Later than five years	63	– 4	59	– 41	18

Total	336	– 25	311	– 80	231

[1] The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).
	2015

(USD millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value

Not later than one year [1]	89	– 6	83	– 1	82

Between one and five years	221	– 17	204	– 10	194

Later than five years	61	– 5	56	– 34	22

Total	371	– 28	343	– 45	298

[1] The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).
14. Inventories
(USD millions)	2016	2015

Raw material, consumables	705	658

Work in progress	2 700	2 905

Finished products	2 850	2 663

Total inventories	6 255	6 226

The amount of inventory recognized as an expense in “Cost of goods sold” in the consolidated income statements during 2016 amounted to USD 10.3 billion (2015: USD 10.5 billion, 2014: USD 11.6 billion).
The group recognized inventory provisions amounting to USD 283 million (2015: USD 356 million, 2014: USD 1.1 billion) and reversed inventory provisions amounting to USD 67 million (2015: USD 148 million, 2014: USD 379 million).
The reversals mainly result from the release of products initially requiring additional quality control inspections and from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received.

15. Trade receivables
(USD millions)	2016	2015

Total gross trade receivables	8 364	8 322

Provisions for doubtful trade receivables	– 162	– 142

Total trade receivables, net	8 202	8 180

The following table summarizes the movement in the provision for doubtful trade receivables:
(USD millions)	2016	2015	2014

January 1	– 142	– 156	– 195

Provisions for doubtful trade receivables related to discontinued operations			15

Provisions for doubtful trade receivables charged to the consolidated income statement	– 76	– 68	– 92

Utilization or reversal of provisions for doubtful trade receivables	54	71	101

Currency translation effects	2	11	15

December 31	– 162	– 142	– 156

The following sets forth the trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:
(USD millions)	2016	2015

Not overdue	7 386	7 318

Past due for not more than one month	262	265

Past due for more than one month but less than three months	223	255

Past due for more than three months but less than six months	185	193

Past due for more than six months but less than one year	145	156

Past due for more than one year	163	135

Provisions for doubtful trade receivables	– 162	– 142

Total trade receivables, net	8 202	8 180

Trade receivable balances include sales to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Novartis continues to monitor sovereign debt issues and economic conditions in Greece, Italy, Portugal, Spain, Brazil, Russia and Saudi Arabia and evaluates trade receivables in these countries for potential collection risks. The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities except for Russia, which are due from private entities. Deteriorating credit and economic conditions and other factors in these closely monitored countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these trade receivables and may require Novartis to re-evaluate the collectability of these trade receivables in future periods.
The gross trade receivables from these closely monitored countries at December 31, 2016 amount to USD 1.5 billion (2015: USD 1.6 billion), of which USD 82 million are past due for more than one year (2015: USD 80 million) and for which provisions of USD 62 million have been recorded (2015: USD 56 million). At December 31, 2016 amounts past due for more than one year are not significant in any of these countries on a standalone basis.
Trade receivables include amounts denominated in the following major currencies:
(USD millions)	2016	2015

US dollar (USD)	3 432	3 311

Euro (EUR)	1 366	1 536

Japanese yen (JPY)	567	740

Chinese yuan (CNY)	264	244

British pound (GBP)	160	187

Swiss franc (CHF)	135	124

Other currencies	2 278	2 038

Total trade receivables, net	8 202	8 180

16. Marketable securities, commodities, time deposits, derivative financial instruments and cash and cash equivalents
Marketable securities, commodities, time deposits and derivative financial instruments
(USD millions)	2016	2015

Debt securities	306	339

Equity securities		6

Fund investments	31	33

Total available-for-sale marketable securities	337	378

Commodities	94	86

Time deposits with original maturity more than 90 days	108	164

Derivative financial instruments	230	143

Accrued interest on debt securities and time deposits	1	2

Total marketable securities, commodities, time deposits and derivative financial instruments	770	773

At December 31, 2016 all debt securities are denominated in USD except for USD 12 million in EUR (2015: USD 22 million) and USD 10 million in JPY (2015: nil).
Cash and cash equivalents
(USD millions)	2016	2015

Current accounts	1 912	3 074

Time deposits and short-term investments with original maturity less than 90 days	5 095	1 600

Total cash and cash equivalents	7 007	4 674

17. Other current assets
(USD millions)	2016	2015

VAT receivable	521	609

Withholding tax recoverable	282	97

Income tax receivables	156	171

Prepaid expenses
– Third parties	692	617

– Associated companies	5	4

Receivables from associated companies	7	31

Other receivables and current assets	1 034	1 463

Total other current assets	2 697	2 992

18. Details of share capital and share movements
The following table shows the movement in the share capital:
(USD millions)	Jan 1, 2014	Movement in year	Dec 31, 2014	Movement in year	Dec 31, 2015	Movement in year	Dec 31, 2016

Share capital	1 001		1 001	– 10	991	– 19	972

Treasury shares	– 89	– 14	– 103	2	– 101	25	– 76

Outstanding share capital	912	– 14	898	– 8	890	6	896

The following table shows the movement in the shares:
(Number of shares) [1]	Jan 1, 2014	Movement in year	Dec 31, 2014	Movement in year	Dec 31, 2015	Movement in year	Dec 31, 2016

Total Novartis shares	2 706 193 000		2 706 193 000	– 29 200 000	2 676 993 000	– 49 878 180	2 627 114 820

Total treasury shares	– 280 108 692	– 27 458 051	– 307 566 743	4 468 560	– 303 098 183	50 042 376	– 253 055 807

Total outstanding shares	2 426 084 308	– 27 458 051	2 398 626 257	– 24 731 440	2 373 894 817	164 196	2 374 059 013

[1] All shares are voting shares, which are registered, authorized, issued and fully paid
In 2016, Novartis reduced its share capital by cancelling a total of 49.9 million shares which were repurchased during 2015 on the SIX Swiss Exchange second trading line.
During 2016, 13.1 million treasury shares were delivered as a result of options being exercised and physical share deliveries related to equity-based participation plans (2015: 38.9 million shares, 2014: 51.7 million shares). Novartis repurchased 10.3 million shares on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback approved at the Annual General Meeting (AGM) in 2016, to offset the dilutive impact from equity-based participation plans (in 2015 49.9 million shares and in 2014 27.0 million shares under the USD 5 billion share buyback announced in November 2013, which was completed in November 2015). In addition, 2.6 million shares were acquired from employees, which were previously granted to them under the respective programs (2015: 4.1 million, 2014: 5.4 million). No shares were repurchased on the SIX Swiss Exchange first trading line in 2016 (2015: 9.6 million, 2014: 46.8 million). With these transactions, the total number of shares outstanding was increased by 0.2 million shares in 2016 (2015: reduction of 24.7 million shares; 2014: reduction of 27.5 million shares). At December 31, 2016, the market maker held 10 million written call options, originally issued as part of the share-based compensation for associates that have not yet been exercised. The weighted average exercise price of these options is USD 62.40 and they have contractual lives of 10 years.

19. Non-current financial debt
(USD millions)	2016	2015

Straight bonds	17 285	17 193

Liabilities to banks and other financial institutions [1]	708	706

Finance lease obligations	82	87

Total, including current portion of non-current financial debt	18 075	17 986

Less current portion of non-current financial debt	– 178	– 1 659

Total non-current financial debts	17 897	16 327

Straight bonds
5.125% USD 3 000 million bond 2009/2019 of Novartis Securities Investment Ltd., Hamilton, Bermuda, issued at 99.822%	2 995	2 993

4.25% EUR 1 500 million bond 2009/2016 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 99.757%		1 639

4.4% USD 1 000 million bond 2010/2020 of Novartis Capital Corporation, New York, United States, issued at 99.237%	996	994

2.4% USD 1 500 million bond 2012/2022 of Novartis Capital Corporation, New York, United States, issued at 99.225%	1 490	1 488

3.7% USD 500 million bond 2012/2042 of Novartis Capital Corporation, New York, United States, issued at 98.325%	489	488

3.4% USD 2 150 million bond 2014/2024 of Novartis Capital Corporation, New York, United States, issued at 99.287%	2 132	2 130

4.4% USD 1 850 million bond 2014/2044 of Novartis Capital Corporation, New York, United States, issued at 99.196%	1 823	1 823

0.75% EUR 600 million bond 2014/2021 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 99.134%	625	650

1.625% EUR 600 million bond 2014/2026 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 99.697%	627	652

0.25% CHF 500 million bond 2015/2025 of Novartis AG, Basel, Switzerland, issued at 100.64%	491	507

0.625% CHF 550 million bond 2015/2029 of Novartis AG, Basel, Switzerland, issued at 100.502%	539	557

1.050% CHF 325 million bond 2015/2035 of Novartis AG, Basel, Switzerland, issued at 100.479%	318	329

3.0% USD 1 750 million bond 2015/2025 of Novartis Capital Corporation, New York, United States, issued at 99.010%	1 728	1 726

4.0% USD 1 250 million bond 2015/2045 of Novartis Capital Corporation, New York, United States, issued at 98.029%	1 217	1 217

0.125% EUR 1 250 million bond 2016/2023 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 99.127%	1 299

0.625% EUR 500 million bond 2016/2028 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 98.48%	516

Total straight bonds	17 285	17 193

[1] Average interest rate 0.4% (2015: 0.7%)
The following tables provide a breakdown of total non-current financial debt, including current portion by maturity and currency:

Breakdown by maturity:
(USD millions)	2016	2015

2016		1 659

2017	178	170

2018	345	335

2019	3 168	3 161

2020	1 000	998

2021	628	658

After 2021	12 756	11 005

Total	18 075	17 986

Breakdown by currency:
(USD millions)	2016	2015

USD	12 952	12 946

EUR	3 092	2 981

JPY	683	665

CHF	1 348	1 393

Others		1

Total	18 075	17 986

The following table shows the comparison of balance sheet and fair value of total non-current financial debt, including current portion:
(USD millions)	2016 Balance sheet	2016 Fair values	2015 Balance sheet	2015 Fair values

Straight bonds	17 285	17 943	17 193	17 770

Others	790	790	793	793

Total	18 075	18 733	17 986	18 563

The fair values of straight bonds are determined by quoted market prices. Other financial debts are recorded at notional amounts which are a reasonable approximation of the fair values.
The following table shows the collateralized non-current financial debt and pledged assets:
(USD millions)	2016	2015

Total amount of collateralized non-current financial debts		7

Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	94	112

The Group’s collateralized non-current financial debt consists of loan facilities at usual market conditions.
The percentage of fixed rate financial debt to total financial debt was 76% at December 31, 2016, and 82% at December 31, 2015.
Financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.
The average interest rate on total financial debt in 2016 was 2.8% (2015: 2.9%).
20. Provisions and other non-current liabilities
(USD millions)	2016	2015

Accrued liability for employee benefits:
Defined benefit pension plans [1]	4 490	3 952

Other long-term employee benefits and deferred compensation	545	507

Other post-employment benefits [1]	1 005	960

Environmental remediation provisions	708	791

Provisions for product liabilities, governmental investigations and other legal matters	264	451

Contingent consideration [2]	840	712

Other non-current liabilities	618	671

Total provisions and other non-current liabilities	8 470	8 044

[1] Note 25 provides additional disclosures related to post-employment benefits.
[2] Note 29 provides additional disclosures related to contingent consideration.
Novartis believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group’s financial condition but could be material to the results of operations or cash flows in a given period.
Environmental remediation provisions
The material components of the environmental remediation provisions consist of costs to sufficiently clean and refurbish contaminated sites to the extent necessary, and to treat, and where necessary, continue surveillance at sites where the environmental remediation exposure is less significant. The provision recorded at December 31, 2016, totals USD 0.8 billion (2015: USD 0.9 billion), of which USD 65 million (2015: USD 80 million) is current.
A substantial portion of the environmental remediation provisions relate to the remediation of Basel regional landfills in the adjacent border areas in Switzerland, Germany and France. The provisions are re-assessed on a yearly basis and are adjusted as necessary.
In the United States, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect of certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The provision takes into consideration the number of other PRPs at each site, and the identity and financial position of such parties in light of the joint and several nature of the liability.
The following table shows the movements in the environmental liability provisions during 2016, 2015 and 2014:
(USD millions)	2016	2015	2014

January 1	871	923	1 061

Cash payments	– 75	– 52	– 33

Releases		– 5	– 6

Additions	1	6	2

Currency translation effects	– 24	– 1	– 101

December 31	773	871	923

Less current provision	– 65	– 80	– 95

Non-current environmental remediation provisions at December 31	708	791	828

The expected timing of the related cash outflows as of December 31, 2016, is currently projected as follows:
(USD millions)	Expected cash outflows

Due within two years	127

Due later than two years, but within five years	76

Due later than five years, but within ten years	427

Due after ten years	143

Total environmental remediation liability provisions	773

Provisions for product liabilities, governmental investigations and other legal matters
Novartis has established provisions for certain product liabilities, governmental investigations and other legal matters, where a potential cash outflow is probable and Novartis can make a reliable estimate of the amount of the outflow. These provisions represent the Group’s current best estimate of the total financial effect for the matters described below and for other less significant mat-

ters. Potential cash outflows reflected in a provision may be fully or partially off-set by insurance in certain circumstances.
Novartis has not established provisions for potential damage awards for certain additional legal claims against its subsidiaries if Novartis currently believes that a payment is either not probable or cannot be reliably estimated. In total, these not-provisioned-for matters include fewer than 500 individual product liability cases and certain other legal matters. Plaintiffs’ alleged claims in these matters, which Novartis does not believe to be entirely remote but which do not fulfill the conditions for the establishment of provisions, currently aggregate to, according to Novartis’ current best belief, approximately USD 1.5 billion. In addition, in some of these matters there are claims for punitive or multiple (treble) damages, civil penalties and disgorgement of profits that in Novartis’ view are either wholly or partially unspecified or wholly or partially unquantifiable at present; the Group believes that information about these amounts claimed by plaintiffs generally is not meaningful for purposes of determining a reliable estimate of a loss that is probable or more than remote.
A number of other legal matters are in such early stages or the issues presented are such that the Group has not made any provisions since it cannot currently estimate either a potential outcome or the amount of any potential losses. For these reasons, among others, the Group generally is unable to make a reliable estimate of possible loss with respect to such cases. It is therefore not practicable to provide information about the potential financial impact of those cases.
There might also be cases for which the Group was able to make a reliable estimate of the possible loss or the range of possible loss, but the Group believes that publication of such information on a case-by-case basis would seriously prejudice the Group’s position in ongoing legal proceedings or in any related settlement discussions. Accordingly, in such cases, information has been disclosed with respect to the nature of the contingency, but no disclosure is provided as to an estimate of the possible loss or range of possible loss.
Note 28 contains additional information on contingencies.
Summary of significant legal proceedings
The following is a summary of significant legal proceedings to which Novartis or its subsidiaries are a party or were a party and that concluded in 2016.
Investigations and related litigations
Southern District of New York (S.D.N.Y.) marketing practices investigation and litigation
In April 2013, the US government filed a civil complaint in intervention to an individual qui tam action against Novartis Pharmaceuticals Corporation (NPC) in the United States District Court (USDC) for the S.D.N.Y. involving several of NPC’s cardiovascular medications. The suit is related to a previously disclosed 2011 investigation of the United States Attorney’s Office (USAO) for the S.D.N.Y. relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products (Lotrel, Starlix and Valturna). The complaint, as subsequently amended, asserts federal False Claims Act and common law claims with respect to speaker programs and other promotional activities for certain NPC cardiovascular medications allegedly serving as mechanisms to provide kickbacks to healthcare professionals (HCPs). It seeks unspecified damages, which according to the complaint are “substantial”, including treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In August 2013, New York State filed a civil complaint in intervention asserting similar claims. Neither government complaint in intervention adopted the individual relator’s claims with respect to off-label promotion of Valturna, which were subsequently dismissed with prejudice by the court. The individual relator continues to litigate the kickback claims on behalf of other states and municipalities. NPC vigorously contests the S.D.N.Y., New York State and individual claims, both as to alleged liability and amount of damages and penalties.
S.D.N.Y. / Western District of New York healthcare fraud investigation
In 2011, Alcon Laboratories, Inc. (ALI) received a subpoena from the United States Department of Health & Human Services relating to an investigation into allegations of healthcare fraud. The subpoena requests the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with certain ALI products (Vigamox, Nevanac, Omnipred, Econopred; surgical equipment). ALI is cooperating with this investigation.
S.D.N.Y. Gilenya marketing practices investigation
In 2013, NPC received a civil investigative demand from the USAO for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. NPC is cooperating with this investigation.
New York state pricing policy investigation
In November 2014, ALI received a civil subpoena from the New York state attorney general relating to an investigation into a unilateral pricing policy program. ALI is cooperating with this investigation.
Eastern District of Pennsylvania (E.D. Pa.) generic pricing antitrust investigation, antitrust class actions
In March 2016, Sandoz Inc. received a subpoena from the Antitrust Division of the US Department of Justice (DoJ) requesting documents related to the marketing and pricing of generic pharmaceutical products sold by Sandoz Inc. and its subsidiaries, including Fougera Pharmaceuticals, Inc. (Fougera), and related communications with competitors. Sandoz Inc. is cooperating with this investigation which it believes to be part of a broader inquiry into industry practice.

Since September 2016, Sandoz Inc., Fougera, Lek Pharmaceuticals d.d., Novartis AG (NAG), and Novartis International AG (NIAG) have been sued alongside other generic pharmaceutical companies in more than 25 putative class actions in the S.D.N.Y. and E.D. Pa. alleging that defendants engaged in anti-competitive conduct with regard to the sales of various generic drugs, asserting violations of federal and state antitrust laws as well as consumer protection laws. The claims are being vigorously contested.
District of Massachusetts (D. Mass.) charitable foundation investigation
In May 2016, NPC received a subpoena from the USAO for the D. Mass. requesting documents related to NPC’s support of 501(c)(3) organizations that provide co-payment assistance to Medicare patients who are prescribed Novartis medicines, as well as related to pricing strategies related to Gleevec. NPC is cooperating with this investigation which it believes to be part of a broader inquiry into industry practices.
Lucentis/Avastin® matters in Italy and France
In 2013, the Italian Competition Authority (ICA) opened an investigation to assess whether Novartis Farma S.p.A., NAG, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis. In March 2014, the ICA imposed a fine equivalent to USD 125 million on NAG and Novartis Farma S.p.A. and a fine on F. Hoffmann-La Roche AG and Roche S.p.A. equivalent to USD 122 million. As required by Italian law, Novartis paid the ICA fine, subject to the right to later claim recoupment. Novartis is appealing against the fines before the Consiglio di Stato (CdS) which has referred five legal questions to the European Court of Justice (ECJ) for a preliminary ruling. The ECJ’s judgment is pending. Novartis is also appealing at the CdS the decision of the Tribunale amministrativo regionale del Lazio which has upheld a decision by the Italian Medicines Agency to include Avastin® in a list of drugs to be reimbursed off-label for age-related macular degeneration (AMD). The CdS has referred four legal questions to the ECJ for a preliminary ruling. The ECJ’s judgment is pending. In the second quarter of 2014, the Italian Ministry of Health indicated in a letter that it intended to seek a total equivalent of approximately USD 1.2 billion in damages from Novartis and Roche entities based on the above allegations, and in the first quarter of 2015 the Lombardia region sent a payment request equivalent to approximately USD 61 million.
In 2014, the French Competition Authority opened an investigation against Novartis Groupe France with respect to the French market for anti-vascular endothelial growth factor (VEGF) products indicated for the treatment of wet AMD. Novartis’ appeal against the Authority’s inspection was rejected by the Supreme Court in 2016. Also in France, Novartis’ appeal is pending against a temporary recommendation of use and reimbursement of off-label Avastin® for neovascular AMD by hospital ophthalmologists, in force since September 2015. Novartis’ appeal against the decree on which the recommendation is based was rejected by the Administrative Supreme Court in 2016. In both Italy and France, Novartis believes that allowing the widespread off-label use and reimbursement of Avastin®, despite the presence of available licensed alternatives, would result in a breach of applicable regulations. Novartis continues to vigorously contest all claims in Italy and France.
Japan investigation
In December 2015, trial started against a former Novartis Pharma K.K. (NPKK) employee, and also NPKK under the dual liability concept in Japanese law, over allegations brought by the Tokyo District Public Prosecutor Office in two counts for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK are subject to a maximum total fine of JPY 4 million.
south korea investigation
In Q1 2016, the Seoul Western District Prosecutor initiated a criminal investigation into, among other things, allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to HCPs. In September 2016, a criminal trial began concerning the Prosecutor’s allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to HCPs. Separately, upon request by the Prosecutor’s office, the Korea Fair Trade Commission is investigating whether sponsorships by Novartis Korea of HCPs to overseas academic conferences constitute a violation of fair trade laws. In addition, the Ministry of Food and Drug Safety and the Ministry of Health and Welfare are also reviewing the matter and are evaluating administrative sanctions on Novartis Korea.
greece investigation
Novartis is investigating allegations of potentially inappropriate economic benefits in Greece to HCPs and others. Information has been provided to the Greek authorities by Novartis (Hellas) S.A.C.I. related to these allegations. Novartis is also responding to document requests from the US Securities and Exchange Commission (SEC) and DoJ in connection with such allegations and is cooperating with their investigation.
Antitrust class actions
Solodyn®
Since the third quarter of 2013, seventeen putative class action complaints and three other complaints have been filed against manufacturers of the brand drug Solodyn® and its generic equivalent, including Sandoz Inc. The cases have been consolidated and transferred for pretrial purposes to the federal district court in Mass. The plaintiffs purport to represent direct and indirect purchasers of Solodyn® branded products and assert violations of federal and state antitrust laws, including allegations in connection with separate settlements by Medicis with each of the other defendants, including Sandoz Inc., of patent litigation relating to Solodyn®. Sandoz is vigorously contesting the claims.

contact lenses
Since March 2015, more than 50 putative class action complaints have been filed in several courts across the US naming contact-lens manufacturers, including ALI, and alleging violations of federal antitrust law as well as state antitrust, consumer protection and unfair competition laws of various states in connection with the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested.
gleevec
Since June 2015, NPC, Novartis Corporation (NC) and NAG have been sued in five putative antitrust class action complaints alleging that Novartis unlawfully obtained delayed generic entry of Gleevec. The initial complaint seeking to prevent Novartis from enforcing the agreement with Sun Pharmaceuticals was dismissed in the first quarter of 2016. Plaintiffs have filed a consolidated amended complaint in the D. Mass. seeking damages on behalf of all indirect purchasers of Gleevec in 24 different states based on alleged violations of the respective state antitrust laws. In November 2016, a similar class action complaint was filed in the same court on behalf of direct purchasers of Gleevec. The claims are being vigorously contested.
Enoxaparin
In October 2015, Sandoz and Momenta Pharmaceuticals were sued in a putative antitrust class action in federal court in Tennessee alleging that Momenta and Sandoz engaged in anticompetitive conduct with regard to sales of enoxaparin, and the same allegations were made by Amphastar in a lawsuit filed in federal court in California and subsequently moved to federal court in Mass. (Sandoz, Momenta Pharmaceuticals and Amphastar are currently engaged in patent litigation concerning enoxaparin in federal court in Mass.). The claims are being vigorously contested.
Other matters
Average Wholesale Price (AWP) litigation
Lawsuits have been brought, the latest in February 2016, by various US state governmental entities and private parties against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the AWP that is or has been used by payors, including state Medicaid agencies, to calculate reimbursements to healthcare providers. In 2016, the Mississippi Supreme Court denied Sandoz’ motion for reconsideration of its decision which had upheld the USD 30 million Chancery Court verdict against Sandoz. NPC remains a defendant in an action brought by the state of Illinois and in a putative class action brought by private payors in New Jersey, and Sandoz is a defendant in an individual and a putative class action in Pennsylvania. The claims are being vigorously contested.
Reclast/Aclasta product liability litigation
NPC is a defendant in 22 US product liability actions involving Reclast and alleging atypical femur fracture injuries and osteonecrosis of the jaw, most of which are in New Jersey state or federal court coordinated with claims against other bisphosphonate manufacturers. After the Saskatchewan and Alberta putative class actions were discontinued by plaintiffs in 2016 and 2017, one Canadian putative class action brought against numerous bisphosphonate manufacturers including NPC, Novartis Pharmaceuticals Canada Inc. and NIAG remains pending in Quebec. All claims are being vigorously contested.
Oriel litigation
In October 2013, Shareholder Representative Services LLC filed a complaint in New York State Court against Sandoz Inc., two affiliates and two former officers of Sandoz AG asserting various common law and statutory contract, fraud and negligent misrepresentation claims arising out of Sandoz Inc.’s purchase of Oriel Therapeutics, Inc. In March 2015, the court dismissed all parties and claims but for a breach of contract claim against Sandoz Inc. Sandoz Inc. continues to vigorously contest the claim.
Eye drop products consumer class actions
Since November 2012, six putative consumer fraud class action litigations were commenced against Alcon (and in four of those cases, Sandoz) in federal courts in the Southern Districts of Illinois and Florida and the Districts of Missouri, Mass. and New Jersey (D.N.J.). They claim that Alcon’s, Sandoz’s and many other manufacturer defendants’ eye drop products for glaucoma were deceptively designed so that the drop dosage is more than necessary to be absorbed in the eye or there is too much solution in each bottle for the course of one-month’s treatment, leading to wastage and higher costs to patient consumers. Three cases remain pending against Alcon (and two against Sandoz) at the US Court of Appeals for the Third and Sixth Circuits and in the D. Mass. and D.N.J. Novartis is vigorously contesting the claims.
Concluded legal matters
Northern District of Texas (NDTX) investigation
In 2016, Alcon achieved civil settlements with the US Office of Foreign Assets Control (OFAC) and with the US Department of Commerce’s Bureau of Industry and Security to pay a total of USD 9.4 million in civil monetary penalties. The settlements relate to the sale and export of medical end-use surgical and pharmaceutical products that were licensable and in fact had been previously and subsequently licensed by OFAC for Alcon. The USAO for the NDTX has advised Alcon that it has closed its investigation without taking action.
china Investigations
After reports of Chinese government investigations of other pharmaceutical companies for alleged improper use of certain China-based travel agencies to reward healthcare providers, Novartis commenced an internal investigation in 2013 concerning its local affiliates’ relationships with China-based travel agencies (and other vendors). In March 2016, NAG achieved a civil settlement with the SEC to pay USD 25 million to settle charges that it violated the internal controls and books-and-records provisions of the Foreign Corrupt Practices Act, without admitting or denying the findings. Novartis also agreed for two years to report to the SEC on the status of its remediation and anti-corruption compliance.
Italy MF59 investigation
In May 2014, the public prosecutor of Siena had initiated a criminal investigation with respect to allegations that the transfer price of the adjuvant MF59 was unlawfully marked up. The investigation concerned whether the Focetria vaccine sold to the government was over-priced and whether the Italian Ministry of Health paid an inflated amount in a dispute settlement relating to the supply of Focetria during the 2009 pandemic. Having found no elements to sustain the charges at trial, in 2016 the Judicial Authority of Siena issued a decree of dismissal of the investigation.
Metoclopramide product liability litigation
Sandoz is a defendant, along with numerous brand and generic manufacturers of Reglan® (metoclopramide), in 376 product liability actions in the state courts in Pennsylvania and California claiming that the use of metoclopramide caused personal injuries including tardive dyskinesia. All cases are in the process of being resolved through voluntary dismissal or settlement, the payment of which is not material to Novartis.
Tekturna/Rasilez/Valturna product liability litigation
NPC and certain other Novartis affiliates had been defendants in 12 individual lawsuits pending in the USDC for the D.N.J., and one in Alberta, Canada, claiming that treatment with Tekturna, Rasilez and/or Valturna caused renal failure, kidney disease or stroke. In 2016, the D.N.J. cases have been resolved through settlement, the payment of which was not material to Novartis. The remaining Alberta case is being vigorously contested, but is not material to Novartis.
Equa arbitration
In 2013, Sanofi K.K. had commenced an arbitration against NPKK relating to the termination of a co-promotion agreement in Japan of Equa (Galvus), which is used to treat type 2 diabetes. The matter was concluded in 2016.
Qui tam actions
NPC was a defendant in a relator’s qui tam action in the USDC for the E.D. Pa. asserting federal and state False Claims Act claims relating to certain alleged marketing practices involving Elidel®. The federal government and several states had declined to intervene in the relator’s action. In 2016, NPC settled this matter with the relator, the federal government and eight states for an amount not material to Novartis.
In 2006, 2010 and 2012, qui tam complaints were filed in D. Mass. asserting various federal False Claims Act and state claims relating to certain alleged improper marketing practices involving Xolair against various Novartis, Genentech and Roche entities. In 2011, the US and various state governments declined to intervene in the relators’ actions, and closed their investigations. In June 2014, the relator in the 2010 action voluntarily dismissed his complaint with prejudice; the US and various states subsequently consented to the dismissal. In the second quarter of 2016, the Court of Appeals affirmed a decision by the USDC for the D. Mass. which had dismissed with prejudice all federal claims in connection with alleged improper marketing practices asserted by the relators; the Court of Appeals remanded relators’ state claims to the district court for dismissal without prejudice. Two similar complaints were filed in October 2016 in state courts in New York and Mass. Novartis continues to vigorously contest the claims, but they are not material to Novartis.
Employment action
In March 2015, ALI and NC had been sued in an individual and collective action filed in the S.D.N.Y. The claims had asserted inter alia gender discrimination, pay discrimination and retaliation at Alcon. In 2016, the parties have finalized a class settlement and settlements for the individual plaintiffs for amounts that were not material to Novartis.
Summary of product liability, governmental investigations and other legal matters provision movements
(USD millions)	2016	2015	2014

January 1	1 194	849	924

Provisions related to discontinued operations			– 37

Cash payments	– 811	– 256	– 454

Releases of provisions	– 239	– 223	– 135

Additions to provisions	243	832	549

Currency translation effects	8	– 8	2

December 31	395	1 194	849

Less current portion	– 131	– 743	– 328

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	264	451	521

Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

21. Current financial debt and derivative financial instruments
(USD millions)	2016	2015

Interest-bearing accounts of associates payable on demand	1 601	1 645

Bank and other financial debt	836	1 185

Commercial paper	3 174	1 085

Current portion of non-current financial debt	178	1 659

Fair value of derivative financial instruments	116	30

Total current financial debt and derivative financial instruments	5 905	5 604

The consolidated balance sheet amounts of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.
The weighted average interest rate on the bank and other current financial debt (including employee deposits from the compensation of associates employed by Swiss entities) was 3.0% in 2016 and 2.7% in 2015.
Details on commercial papers are provided in Note 29 – Liquidity risk.
22. Provisions and other current liabilities
(USD millions)	2016	2015

Taxes other than income taxes	547	551

Restructuring provisions	222	260

Accrued expenses for goods and services received but not invoiced	880	1 124

Accruals for royalties	550	550

Provisions for deductions from revenue	4 183	3 790

Accruals for compensation and benefits including social security	1 993	1 932

Environmental remediation liabilities	65	80

Deferred income	287	385

Provisions for product liabilities, governmental investigations and other legal matters [1]	131	743

Accrued share-based payments	199	209

Contingent considerations [2]	49	78

Other payables	722	1 017

Total provisions and other current liabilities	9 828	10 719

[1] Note 20 provides additional disclosures related to legal provisions
[2] Note 29 provides additional disclosures related to contingent consideration
Provisions are based upon management’s best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

Provisions for deductions from revenue
The following table shows the movement of the provisions for deductions from revenue:
(USD millions)	2016	2015	2014

January 1	3 790	3 533	4 182

Provisions related to discontinued operations			– 234

Impact of business combinations		3

Additions	16 622	15 603	14 119

Payments/utilizations	– 16 189	– 15 218	– 13 907

Changes in offset against gross trade receivables	10	50	– 420

Currency translation effects	– 50	– 181	– 207

December 31	4 183	3 790	3 533

Restructuring provisions movements
(USD millions)	2016	2015	2014

January 1	260	333	174

Provisions related to discontinued operations			– 4

Additions	343	399	504

Cash payments	– 260	– 435	– 295

Releases	– 66	– 36	– 52

Transfers	– 76

Currency translation effects	21	– 1	6

December 31	222	260	333

In 2016, additions to provisions of USD 343 million were mainly related to the following reorganizations:
— The Innovative Medicines division Pharmaceuticals business unit, realigned its operations to improve its operating agility, to focus resources on key growth drivers. Furthermore, research is realigning and focusing its operations resulting in redundancies from the consolidation of certain research teams and the outsourcing of certain activities to qualified third party vendors.
— Alcon division launched several initiatives to improve its efficiencies resulting in redundancies, as it realigns its operations to focus on its surgical and vision care business franchises after the transfer of its ophthalmic pharmaceuticals business to Innovative Medicines division.
— Sandoz division launched an initiative to reallocate resources to priority, high growth and higher profitability countries.
— Various groupwide initiatives to simplify organizational structure, including consolidation of manufacturing sites and support services.
In 2015, additions to provisions of USD 399 million were mainly related to the following reorganizations:
— Innovative Medicines division implemented a restructuring program targeted at efficiency gains in the business franchises, other than in Oncology. It also initiated initiatives related to the integration of the oncology business acquired from GSK.
— Alcon division extended its initiative started in the prior year to realize productivity opportunities.
— Various groupwide initiatives to simplify the organizational structure, mainly related to the manufacturing footprint and support services.
In 2014, additions to provisions of USD 504 million were mainly related to the following reorganizations:
— Innovative Medicines division initiatives in drug development targeted at establishing an organizational model for its activities that allows for greater focus on high priority programs in specialty medicines, more flexibility to adapt to changes in the portfolio, and which strengthens operational excellence. Furthermore Innovative Medicines implemented a program targeted at increasing operational leverage.
— Alcon division established an initiative to realize productivity opportunities.
— Various groupwide initiatives to simplify organizational structure, including consolidation of manufacturing sites and support services.

23. Details to the consolidated cash flow statements
23.1) Adjustments for non-cash items from continuing operations
(USD millions)	2016	2015	2014

Taxes	1 119	1 106	1 545

Depreciation, amortization and impairments on:
Property, plant & equipment	1 591	1 550	1 630

Intangible assets	4 452	3 921	3 052

Financial assets [1]	132	104	69

Income from associated companies	– 703	– 266	– 1 918

Gains on disposal of property, plant & equipment, intangible, financial and other non-current assets, net	– 935	– 869	– 622

Equity-settled compensation expense	671	773	744

Change in provisions and other non-current liabilities	956	1 642	1 490

Net financial expense	1 154	1 109	735

Total	8 437	9 070	6 725

[1] Including unrealized fair value gains
23.2) Cash flows from changes in working capital and other operating items included in operating cash flow from continuing operations
(USD millions)	2016	2015	2014

(Increase) in inventories	– 235	– 482	– 506

(Increase) in trade receivables	– 229	– 513	– 367

(Decrease)/Increase in trade payables	– 587	378	142

Change in other net current assets and other operating cash flow items	974	– 246	106

Total	– 77	– 863	– 625

23.3) Cash flows arising from acquisitions and divestments of businesses
The following is a summary of the cash flow impact of acquisitions and divestments. The most significant transactions are described in Note 2.
(USD millions)	2016 Acquisitions	2016 Divestments	2015 Acquisitions	2015 Divestments	2014 Acquisitions	2014 Divestments

Property, plant & equipment				1 000		145

Currently marketed products	– 451		– 12 970	646	– 234	91

(Acquired)/divested research & development	– 690		– 730	13	– 248

Technologies				113

Other intangible assets			– 15	86

Financial and other assets including deferred tax assets [1]	– 39		– 555	40	– 53	7

Inventories	– 4			893	– 1	87

Trade receivables and other current assets	– 1		– 3	529	– 3	159

Cash and cash equivalents	– 1		– 25	311	– 2

Current and non-current financial debts				– 601

Trade payables and other liabilities including deferred tax liabilities	372		212	– 841	186	– 50

Net identifiable assets (acquired) or divested	– 814		– 14 086	2 189	– 355	439

Currency translation effects				98		– 3

Acquired/(divested) liquidity	1		25	– 479	2

Fair value of previously held equity interests	64

Subtotal	– 749		– 14 061	1 808	– 353	436

Refinancing of intercompany financial debt, net				578

Goodwill [1]	– 56		– 2 438	1 042	– 131	267

Divestment gain				7 401		876

Taxes paid and other portfolio transformation related cash flows		– 748		– 1 337		– 566

Receivables and payables contingent consideration, net [2]	84		– 8	– 519	153

Other payments and deferred consideration, net	– 44

(Deferred)/prepaid portion of sales price [3]				– 49		47

Net cash flows	– 765	– 748	– 16 507	8 924	– 331	1 060

Of which:
Net cash flows used in/from discontinued operations		– 748		8 924		1 060

Net cash flows used in continuing operations	– 765		– 16 507		– 331

[1] 2014 Acquisitions include an adjustment regarding a previous acquisition to deferred tax assets of USD 21 million and goodwill of USD 135 million.
[2] The contingent consideration of the 2016 Transcend Medical, Inc. acquisition amounted to USD 92 million. Of this amount, USD 60 million has been paid in 2016.
[3] Divestments include USD 49 million proceeds for the divestment of the Animal Health business received in 2014.
Notes 2 and 24 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
23.4) Cash flows from discontinued operations
(USD millions)	2016	2015	2014

Cash flows used in operating activities		– 188	– 1

Purchase of property, plant & equipment		– 41	– 223

Proceeds from sales of property, plant & equipment		1	4

Purchase of intangible assets			– 18

Proceeds from sales of intangible assets			79

Purchase of financial and other non-current assets, net		– 2	– 13

Divestments of businesses [1]	– 748	8 924	1 060

Cash flows used in/from investing activities	– 748	8 882	889

Total net cash flows used in/from discontinued operations	– 748	8 694	888

[1] 2016 includes mainly payments for capital gains taxes and other payments related to the portfolio transformation transaction. 2015 includes proceeds of USD 10 925 million reduced by USD 2 001 million, for payments of capital gains taxes, transaction-related costs and purchase price adjustments. 2014 includes the net proceeds related to the divestment of the blood transfusion diagnostics unit.

24. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions
(USD millions)	2016	2015	2014

Currently marketed products	451	12 970	234

Acquired research & development	690	730	248

Other intangible assets		15

Deferred tax assets [1]	39	555	53

Inventories	4		1

Trade receivables and other current assets	1	3	3

Cash and cash equivalents	1	25	2

Payables and other liabilities including deferred tax liabilities	– 372	– 212	– 186

Net identifiable assets acquired	814	14 086	355

Acquired liquidity	– 1	– 25	– 2

Goodwill [1]	56	2 438	131

Net assets recognized as a result of business combinations	869	16 499	484

[1] 2014 Acquisitions include an adjustment regarding a previous acquisition to deferred tax assets of USD 21 million and goodwill of USD 135 million.
Note 2 details significant acquisition of businesses, which in 2016 were Transcend and Selexys, in 2015, were the GSK Oncology products, Spinifex and Admune and in 2014 CoStim and WaveTech. The goodwill arising out of these acquisitions is attributable to buyer specific synergies, assembled workforce and to the accounting for deferred tax liabilities on the acquired assets. Goodwill of USD 18 million from 2016 and of USD 2.4 billion from 2015 is tax deductible.

25. Post-employment benefits for associates
Defined benefit plans
In addition to the legally required social security schemes, the Group has numerous independent pension and other post-employment benefit plans. In most cases, these plans are externally funded in entities that are legally separate from the Group. For certain Group companies, however, no independent plan assets exist for the pension and other post-employment benefit obligations of associates. In these cases the related unfunded liability is included in the balance sheet. The defined benefit obligations (DBOs) of all major pension and other post-employment benefit plans are reappraised annually by independent actuaries. Plan assets are recognized at fair value. The major plans are based in Switzerland, the United States, the United Kingdom, Germany and Japan, which represent 95% of the Group’s total DBO for pension plans. Details of the plans in the two most significant countries of Switzerland and the US are provided below.
Swiss-based pension plans represent the most significant portion of the Group’s total DBO and plan assets. For the active insured members born on or after January 1, 1956, or having joined the plans after December 31, 2010, the benefits are partially linked to the contributions paid into the plan. Certain features of Swiss pension plans required by law preclude the plans being categorized as defined contribution plans. These factors include a minimum interest guarantee on retirement savings accounts, a pre-determined factor for converting the accumulated savings account balance into a pension and embedded death and disability benefits.
All benefits granted under Swiss-based pension plans are vested, and Swiss legislation prescribes that the employer has to contribute a fixed percentage of an associate’s pay to an external pension fund. Additional employer contributions may be required whenever the plan’s statutory funding ratio falls below a certain level. The associate also contributes to the plan. The pension plans are run by separate legal entities, each governed by a Board of Trustees, which, for the principal plans, consists of representatives nominated by Novartis and the active insured associates. The Boards of Trustees are responsible for the plan design and asset investment strategy.
In June 2015, the Board of Trustees of the Novartis Swiss Pension Fund agreed to adjust the annuity conversion rate at retirement with effect from January 1, 2016. This amendment did not have an impact on existing members receiving benefits or on plan members born before January 1, 1956. This amendment resulted in a net pre-tax curtailment gain of USD 110 million (CHF 103 million) recognized in the 2015 financial statements.
The US pension plans represent the second largest component of the Group’s total DBO and plan assets. The principal plans (Qualified Plans) are funded, whereas plans providing additional benefits for executives (Restoration Plans) are unfunded. Employer contributions are required for Qualified Plans whenever the statutory funding ratio falls below a certain level. Furthermore, associates in the US are covered under other post-employment benefit plans and post-retirement medical plans.

The following tables are a summary of the funded and unfunded defined benefit obligation for pension and other post-employment benefit plans of associates at December 31, 2016 and 2015:
	Pension plans		Other post-employment benefit plans

(USD millions)	2016	2015	2016	2015

Benefit obligation at January 1	23 402	24 178	1 132	1 253

Current service cost	437	451	35	32

Interest cost	390	399	48	46

Past service costs and settlements	– 73	– 138

Administrative expenses	29	23

Remeasurement losses/(gains) arising from changes in financial assumptions	1 299	– 16	46	– 34

Remeasurement (gains) arising from changes in demographic assumptions	– 7	– 41	– 26	– 30

Experience-related remeasurement losses/(gains)	117	56	– 33	– 110

Currency translation effects	– 896	– 358	7	– 14

Benefit payments	– 1 250	– 1 406	– 51	– 50

Contributions of associates	207	223

Effect of acquisitions, divestments or transfers	– 41	31		39

Benefit obligation at December 31	23 614	23 402	1 158	1 132

Fair value of plan assets at January 1	19 536	20 434	172	199

Interest income	293	300	6	6

Return on plan assets excluding interest income	742	– 286	– 1	– 6

Currency translation effects	– 757	– 223

Novartis Group contributions	542	494	27	23

Contributions of associates	207	223

Settlements	– 77	– 3

Benefit payments	– 1 250	– 1 406	– 51	– 50

Effect of acquisitions, divestments or transfers	– 11	3

Fair value of plan assets at December 31	19 225	19 536	153	172

Funded status	– 4 389	– 3 866	– 1 005	– 960

Limitation on recognition of fund surplus at January 1	– 50	– 58

Change in limitation on recognition of fund surplus (incl. exchange rate differences)		12

Interest income on limitation of fund surplus	– 4	– 4

Limitation on recognition of fund surplus at December 31	– 54	– 50

Net liability in the balance sheet at December 31	– 4 443	– 3 916	– 1 005	– 960

The reconciliation of the net liability from January 1 to December 31 is as follows:
	Pension plans		Other post-employment benefit plans

(USD millions)	2016	2015	2016	2015

Net liability at January 1	– 3 916	– 3 802	– 960	– 1 054

Current service cost	– 437	– 451	– 35	– 32

Net interest expense	– 101	– 103	– 42	– 40

Administrative expenses	– 29	– 23

Past service costs and settlements	– 4	135

Remeasurements	– 667	– 285	12	168

Currency translation effects	139	135	– 7	14

Novartis Group contributions	542	494	27	23

Effect of acquisitions, divestments or transfers	30	– 28		– 39

Change in limitation on recognition of fund surplus		12

Net liability at December 31	– 4 443	– 3 916	– 1 005	– 960

Amounts recognized in the consolidated balance sheet

Prepaid benefit cost	47	36

Accrued benefit liability	– 4 490	– 3 952	– 1 005	– 960

The following table shows a breakdown of the DBO for pension plans by geography and type of member and the breakdown of plan assets into the geographical locations in which they are held:
	2016				2015

(USD millions)	Switzerland	United States	Rest of the world	Total	Switzerland	United States	Rest of the world	Total

Benefit obligation at December 31	15 436	3 783	4 395	23 614	15 453	3 783	4 166	23 402

Thereof unfunded		739	497	1 236		736	466	1 202

By type of member

Active	6 426	891	1 460	8 777	6 196	990	1 392	8 578

Deferred pensioners		831	1 515	2 346		909	1 489	2 398

Pensioners	9 010	2 061	1 420	12 491	9 257	1 884	1 285	12 426

Fair value of plan assets at December 31	13 958	2 282	2 985	19 225	14 347	2 358	2 831	19 536

Funded status	– 1 478	– 1 501	– 1 410	– 4 389	– 1 106	– 1 425	– 1 335	– 3 866

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of associates:
	Pension plans			Other post-employment benefit plans

	2016	2015	2014	2016	2015	2014

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	1.4%	1.8%	1.8%	4.2%	4.4%	3.8%

Expected rate of pension increase	0.4%	0.4%	0.4%

Expected rate of salary increase	2.2%	2.9%	3.2%

Interest on savings account	0.5%	0.8%	0.9%

Current average life expectancy for a 65-year-old male/female	22/24 years	21/24 years	21/24 years	21/23 years	21/23 years	22/24 years

Changes in the aforementioned actuarial assumptions can result in significant volatility in the accounting for the Group’s pension plans in the consolidated financial statements. This can result in substantial changes in the Group’s other comprehensive income, long-term liabilities and prepaid pension assets.
The DBO is significantly impacted by assumptions regarding the rate that is used to discount the actuarially determined post-employment benefit liability. This rate is based on yields of high-quality corporate bonds in the country of the plan. Decreasing corporate bond yields decrease the discount rate, so that the DBO increases and the funded status decreases.
In Switzerland, an increase in the DBO due to lower discount rates is slightly offset by lower future benefits expected to be paid on the associate’s savings account where the assumption on interest accrued changes in line with the discount rate.
The impact of decreasing interest rates on a plan’s assets is more difficult to predict. A significant part of the plan assets is invested in bonds. Bond values usually rise when interest rates decrease and may therefore partially compensate for the decrease in the funded status. Furthermore, pension assets also include significant holdings of equity instruments. Share prices tend to rise when interest rates decrease and therefore often counteract the negative impact of the rising defined benefit obligation on the funded status (although the correlation of interest rates with equities is not as strong as with bonds, especially in the short term).
The expected rate for pension increases significantly affects the DBO of most plans in Switzerland, Germany and the United Kingdom. Such pension increases also decrease the funded status, although there is no strong correlation between the value of the plan assets and pension/inflation increases.
Assumptions regarding life expectancy significantly impact the DBO. An increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.
The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for the major plans in Switzerland, the United States, the United Kingdom, Germany and Japan on an aggregated basis:
(USD millions)	Change in 2016 year-end defined benefit pension obligation

25 basis point increase in discount rate	– 767

25 basis point decrease in discount rate	814

1 year increase in life expectancy	830

25 basis point increase in rate of pension increase	524

25 basis point decrease in rate of pension increase	– 130

25 basis point increase of interest on savings account	65

25 basis point decrease of interest on savings account	– 64

25 basis point increase in rate of salary increase	69

25 basis point decrease in rate of salary increase	– 72

The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:
	2016	2015	2014

Healthcare cost trend rate assumed for next year	7.0%	7.5%	7.0%

Rate to which the cost trend rate is assumed to decline	5.0%	5.0%	5.0%

Year that the rate reaches the ultimate trend rate	2022	2022	2021

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2016 and 2015:
	Pension plans

(as a percentage)	Long-term target	2016	2015

Equity securities	15–40	31	34

Debt securities	20–60	35	35

Real estate	5–20	15	14

Alternative investments	0–20	15	14

Cash and other investments	0–15	4	3

Total		100	100

Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund and private equity investments, usually do not have a quoted market price.
The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with the contributions paid by the Group and its associates, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may temporarily be permitted to deviate from policy targets. The asset allocation currently includes investments in shares of Novartis AG, which, at December 31, 2016 totaled 11 million shares with a market value of USD 0.8 billion (2015: 11 million shares with a market value of USD 1.0 billion). The weighted average duration of the defined benefit obligation is 14.5 years (2015: 14.1 years).
The Group’s ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below pre-determined thresholds). The only significant plans that are foreseen to require additional funding are those in the United Kingdom.
The expected future cash flows in respect of pension and other post-employment benefit plans at December 31, 2016, were as follows:
(USD millions)	Pension plans	Other post- employment benefit plans

Novartis Group contributions

2017 (estimated)	434	62

Expected future benefit payments

2017	1 262	63

2018	1 209	65

2019	1 208	67

2020	1 208	69

2021	1 198	70

2022–2026	5 882	361

Defined contribution plans
In many subsidiaries associates are covered by defined contribution plans. Contributions charged to the 2016 consolidated income statement for the defined contribution plans were USD 338 million (2015: USD 359 million; 2014: USD 348 million). The 2015 and 2014 amount excludes USD 1 million and USD 14 million, respectively, related to discontinued operations.
26. Equity-based participation plans for associates
The expense related to all equity-based participation plans in the 2016 consolidated income statement was USD 846 million (2015: USD 968 million; 2014: USD 1.1 billion), resulting in total liabilities arising from equity-based payment transactions of USD 199 million (2015: USD 209 million; 2014: USD 277 million, of which USD 248 million was recognized in continuing operations). In 2015 and 2014, out of the total expense an amount of USD 903 million and USD 1.0 billion was recognized in continuing operations and USD 65 million and USD 124 million was recognized in discontinued operations.
Equity-based participation plans can be separated into the following plans:
Annual Incentive
The Annual Incentive of the Novartis Group CEO and the other Executive Committee members is paid 50% in cash in February or March of the year following the performance period, and 50% in Novartis restricted shares or Restricted Share Units (RSUs) that are granted in January of the year following the performance period, deferred and restricted for three years. In 2016, this Annual Incentive was extended to Novartis Top Leaders (NTLs). The payout will be 70% in cash and 30% in Novartis restricted shares or RSUs. Each restricted share is entitled to voting rights and payment of dividends during the vesting period. Each RSU is equivalent to one Novartis share and is converted into one share at the vesting date. RSUs do not carry any dividend, dividend equivalent or voting rights. The executives may elect to also receive their cash incentive partially or fully in shares or share units that will not be subject to vesting conditions. In 2016, 396 executives participate in the plan.
Share savings plans
A number of associates in certain countries as well as certain key executives worldwide are encouraged to invest their Annual Incentive, and in the United Kingdom also their salary, in a share savings plan. Under the share savings plan, participants may elect to receive their Annual Incentive fully or partially in Novartis shares in lieu of cash. As a reward for their participation in the share savings plan, at no additional cost to the participant, Novartis matches their investments in shares after a holding period of three or five years.
Novartis currently has three share savings plans:
— Worldwide, 35 key executives were invited to participate in the Leveraged Share Savings Plan (LSSP) based on their performance in 2015. At the participant’s election, the Annual Incentive is awarded partly or entirely in shares. The elected number of shares was delivered in 2016 and is subject to a holding period of five years. At the end of the holding period, Novartis will match the invested shares at a ratio of 1-to-1 (i.e. one share awarded for each invested share). In the US both the LSSP award and the corresponding match are cash settled.
— In Switzerland, the Employee Share Ownership Plan (ESOP) was available to 12 253 associates in 2015. ESOP participants may choose to receive their Annual Incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period for Novartis shares invested under the ESOP, each participant will receive one matching share for every two Novartis shares invested. A total of 6 173 associates chose to receive shares under the ESOP for their performance in 2015 and the invested shares were delivered in 2016.
— In the United Kingdom, 1 540 associates can invest up to 5% of their monthly salary in shares (up to a maximum of GBP 125) and also may be invited to invest all or part of their net Annual Incentive in shares. Two invested shares are matched with one share with a holding period of three years. During 2016, 1 227 participants elected to participate in this plan.
Following the introduction of the new compensation programs in 2014, the Novartis Group CEO and the other Executive Committee members are no longer eligible to participate in the share savings plans. From the 2016 performance period onwards, the NTLs are also no longer eligible to participate in these share savings plans.
Associates may only participate in one of these plans in any given year.
Novartis Equity Plan “Select”
The Equity Plan “Select” is a global equity incentive plan under which eligible associates, including Executive Committee members up to performance year 2013 and NTLs up to performance year 2015, may annually be awarded a grant subject to a three year vesting period. No awards are granted for performance ratings below a certain threshold.
The Equity Plan “Select” currently allows its participants in Switzerland to choose the form of their equity compensation in restricted shares or restricted share units (RSUs). In all other jurisdictions, RSUs are typically granted. Until 2013, participants could also choose to receive part or the entire grant in the form of tradable share options.
Tradable share options expire on their 10th anniversary from the grant date. Each tradable share option entitles the holder to purchase after vesting (and before the 10th anniversary from the grant date) one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date.
Options under Novartis Equity Plan “Select” outside North America
The following table shows the activity associated with the share options during the period. The weighted average prices in the table below are translated from Swiss Francs into USD at historical rates.
	2016		2015

	Options (millions)	Weighted average exercise price (USD)	Options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	11.7	59.9	16.1	59.2

Sold or exercised	– 2.2	61.8	– 4.1	56.7

Forfeited or expired			– 0.3	66.0

Outstanding at December 31	9.5	59.4	11.7	59.9

Exercisable at December 31	9.5	59.4	7.4	56.4

All share options were granted at an exercise price which was equal to the closing market price of the Group’s shares at the grant date. The weighted average share price at the dates of sale was USD 75.2.
The following table summarizes information about share options outstanding at December 31, 2016:
	Options outstanding

Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractual life (years)	Weighted average exercise price (USD)

45–49	0.7	2.0	46.7

50–54	1.2	3.0	54.4

55–59	4.2	3.2	57.7

65–70	3.4	6.0	66.0

Total	9.5	4.1	59.4

Options under Novartis equity plan “Select” for North America
The following table shows the activity associated with the American Depositary Receipts (ADR) options during the period:
	2016		2015

	ADR options (millions)	Weighted average exercise price (USD)	ADR options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	31.9	60.2	44.4	59.6

Sold or exercised	– 6.0	61.7	– 11.8	57.8

Forfeited or expired			– 0.7	63.3

Outstanding at December 31	25.9	59.9	31.9	60.2

Exercisable at December 31	25.9	59.9	19.2	56.3

All ADR options were granted at an exercise price which was equal to the closing market price of the ADRs at the grant date. The weighted average ADR price at the dates of sale or exercise was USD 77.7.
The following table summarizes information about ADR options outstanding at December 31, 2016:
	ADR options outstanding

Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractual life (years)	Weighted average exercise price (USD)

45–49	2.1	2.0	46.4

50–54	2.5	3.0	53.7

55–59	11.0	4.0	58.0

65–69	10.3	6.0	66.1

Total	25.9	4.5	59.9

Long-Term Performance Plans
In 2014, a new Long-Term Performance Plan (LTPP) was introduced for the Novartis Group CEO and other key executives designed to not only drive long-term shareholder value, but also innovation. From 2015 onwards, this LTPP was extended to all NTLs.
The rewards of the LTPP are based on three-year performance objectives focused on financial and innovation measures. The financial measure is Novartis Cash Value Added (NCVA). The weighting of this measure is 75%. The NCVA target is approved by the Board of Directors.
The innovation measure is based on an holistic approach under which divisional innovation targets are set at the beginning of the cycle, comprised of up to ten target milestones that represent the most important research and development project milestones for each division. At the end of the performance period, the Research & Development Committee assists the Board of Directors and the Compensation Committee in evaluating performance against the innovation targets at the end of the cycle. The weighting of this measure is 25%.
Until 2014 (2013 for the Novartis Group CEO and other key executives), the OLTPP was available. The rewards are based on rolling three year performance objectives focused on the Novartis Economic Value Added (NVA). The NVA is calculated based on Group operating income and income from associated companies adjusted for interest, taxes and cost of capital charge. The performance realization of a plan cycle is obtained right after the end of the third plan year by adding together the annual NVA realizations of all plan years of the plan cycle. The performance ratio for a plan cycle is obtained by dividing the performance realization for the plan cycle with the performance target for the plan cycle, expressing the result as a percentage. The OLTPP only allows a payout if the actual NVA exceeds predetermined target thresholds. The payout is capped at 200% of target.
Under the LTPP and OLTPP, participants are granted a target number of Performance Share Units (PSUs) at the beginning of every performance period, which are converted into Novartis shares after the performance period. PSUs granted under the LTPP do not carry voting rights, but do carry dividend equivalents that are reinvested in additional PSUs and paid at vesting to the extent that performance conditions have been met. PSUs granted under the OLTPP do not carry any dividend, dividend equivalent or voting rights.
At the end of the three-year performance period, the Compensation Committee adjusts the target number of PSUs earned based on actual performance. PSUs are converted into unrestricted Novartis shares without an additional vesting period.
In 2016, 375 key executives received PSU grants under LTPP. No PSUs were granted in 2016 and 2015 under the OLTPP.
Long-Term Relative Performance Plan
The Long-Term Relative Performance Plan (LTRPP) was introduced in 2014, and is an equity plan for the Novartis Group CEO and other key executives. From 2016 onwards, NTLs are also participating in this plan. For the 2016 grant the target incentive is 125% of base compensation for the Novartis Group CEO and ranges from 30% to 80% for other Executive Committee members. It is capped at 200% of target. LTRPP is based on the achievement of long-term Group Total Shareholder Return (TSR) versus our peer group of 12 companies in the healthcare industry over rolling three-year performance periods. TSR is calculated in USD as share price growth plus dividends over the three-year performance period. The calculation will be based on Bloomberg standard published TSR data, which is publicly available. The position in the peer group determines the payout range.
In 2016, 366 executives received PSU grants under the LTRPP.

Other share awards
Selected associates, excluding the Executive Committee members, may exceptionally receive Special Share Awards of restricted shares or RSUs. These Special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance and aim at retaining key contributors. They are based on a formal internal selection process, in which the individual performance of each candidate is thoroughly assessed at several management levels. Special Share Awards generally have a five-year vesting period. In exceptional circumstances, Special Share Awards may be rewarded to attract special expertise and new talents into the organization. These grants are consistent with market practice and Novartis’ philosophy to attract, retain and motivate best-in-class talents around the world.
Worldwide, 532 associates at different levels in the organization were awarded restricted shares and RSUs in 2016.
In addition, in 2016, Board members received unrestricted shares as part of their regular compensation.
Summary of non-vested share movements
The table below provides a summary of non-vested share movements (restricted shares, RSUs and PSUs) for all plans:
	2016			2015

	Number of shares in millions	Weighted average fair value at grante date in USD	Fair value at grante date in USD millions	Number of shares in millions	Weighted average fair value at grante date in USD	Fair value at grante date in USD millions

Non-vested shares at January 1	20.1	87.1	1 751	24.2	70.4	1 703

Granted

– Annual incentive	0.1	73.8	7	0.1	96.6	10

– Share savings plans	4.4	78.1	344	5.0	89.6	448

– Select North America	4.8	72.4	348	3.9	98.8	385

– Select outside North America	1.6	74.4	119	1.7	96.7	165

– Long-Term Performance Plan	1.2	79.2	95	0.7	81.0	57

– Long-Term Relative Performance Plan	0.3	58.5	18	0.1	55.8	6

– Other share awards	0.7	65.8	46	0.9	95.1	86

Vested	– 10.4	68.8	– 716	– 14.4	67.3	– 969

Forfeited	– 1.8	73.1	– 132	– 2.1	66.7	– 140

Non-vested shares at December 31	21.0	89.5	1 880	20.1	87.1	1 751

Alcon, Inc., equity plans granted to associates prior to the merger
At the completion of the merger of Alcon, Inc., into Novartis on April 8, 2011, all awards outstanding under the Alcon equity plans were converted into awards based upon Novartis shares with a conversion factor of 3.0727 as defined in the Merger Agreement. The plans are fully vested.
Share options entitle the recipient to purchase Novartis shares at the closing market price of the former Alcon, Inc., share on the day of grant divided by the conversion factor.
Share-settled appreciation rights (SSAR) entitle the participant to receive, in the form of Novartis shares, the difference between the values of the former Alcon, Inc., share at the date of grant, converted into Novartis shares using the conversion factor, and the Novartis share price at the date of exercise.
The following table shows the activity associated with the converted Novartis share options and SSARs during 2016 and 2015:
	Number of options (millions)	Weighted average exercise price (USD)	Number of SSARs (millions)	Weighted average exercise price (USD)

Outstanding at January 1, 2015	0.7	30.1	2.4	35.6

Exercised	– 0.5	27.4	– 0.6	32.5

Outstanding at December 31, 2015	0.2	36.8	1.8	36.6

Exercisable at December 31, 2015	0.2	36.8	1.8	36.6

Outstanding at January 1, 2016	0.2	36.8	1.8	36.6

Exercised	– 0.1	37.6	– 0.4	38.9

Outstanding at December 31, 2016	0.1	36.0	1.4	35.9

Exercisable at December 31, 2016	0.1	36.0	1.4	35.9

27. Transactions with related parties
Genentech/Roche
Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holding AG which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.
LUCENTIS
Novartis has licensed the exclusive rights to develop and market Lucentis outside the United States for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech/Roche an initial milestone and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the United States. In 2016, Lucentis sales of USD 1.8 billion (2015: USD 2.1 billion, 2014: USD 2.4 billion) have been recognized by Novartis.
XOLAIR
In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties co-developed Xolair. On August 2, 2007, Genentech, Inc. completed the acquisition of Tanox, Inc. and has taken over its rights and obligations. Novartis and Genentech/Roche are co-promoting Xolair in the United States where Genentech/Roche records all sales. Novartis records sales outside of the United States.
Novartis markets Xolair and records all sales and related costs outside the United States as well as co-promotion costs in the United States. Genentech/Roche and Novartis share the resulting profits from sales in the United States, Europe and other countries, according to agreed profit-sharing percentages. In 2016, Novartis recognized total sales of Xolair of USD 835 million (2015: USD 755 million, 2014: USD 777 million) including sales to them for the United States market.
The net expense for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech/Roche totaled USD 217 million in 2016 (2015: USD 309 million, 2014: USD 536 million).
Furthermore, Novartis has several patent license, supply and distribution agreements with Roche.
Executive Officers and Non-Executive Directors Compensation
During 2016, there were 14 Executive Committee members (“Executive Officers”), including those who stepped down during the year (11 members in 2015 and 14 members in 2014 also including those who stepped down).
The total compensation for members of the Executive Committee and the 13 Non-Executive Directors (12 in 2015, 14 in 2014) using the Group’s accounting policies for equity-based compensation and pension benefits was as follows:
	Executive Officers			Non-Executive Directors			Total

(USD millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014

Benefits other than equity-based compensation	20.8	17.1	18.3	4.0	4.7	6.2	24.8	21.8	24.5

Post-employment benefits	2.2	1.9	2.1			0.1	2.2	1.9	2.2

Equity-based compensation	46.2	52.9	81.7	4.6	4.4	4.9	50.8	57.3	86.6

Total	69.2	71.9	102.1	8.6	9.1	11.2	77.8	81.0	113.3

During 2016, there was a decrease in the IFRS compensation expense for Executive Officers compared to 2015. This was mainly due to lower equity-based compensation expense attributable to lower performance factors, which was partially offset by higher benefits other than equity-based compensation resulting from the increase in the number of Executive Officers.
During 2015, there was a decrease in the IFRS compensation expense for Executive Officers compared to 2014 mainly due to the decrease in number of Executive Officers.
The annual incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.
The disclosures required by the Swiss Code of Obligations and in accordance with the Swiss Ordinance against Excessive Compensation in Stock Exchange Listed Companies on Board and Executive compensation are shown in the Compensation Report.

Transactions with former members of the Board of Directors
During 2016, 2015 and 2014, the following payments (or waivers of claims) were made to former Board members or to “persons closely” linked to them:
Prof. Dr. William R. Brody and Prof. Dr. Rolf M. Zinkernagel, who stepped down from the Board of Directors at the 2014 AGM, received delegated Board membership fees for their work on the Boards of the Novartis Institute for Tropical Diseases (Prof. Dr. Zinkernagel) and the Genomics Institute of the Novartis Research Foundation (Prof. Dr. Brody and Prof. Dr. Zinkernagel). During 2016, an amount of CHF 25 000 (2015: CHF 100 000) and CHF 50 000 (2015: CHF 200 000) was paid to Prof. Dr. Brody and Prof. Dr. Zinkernagel, respectively, for their work on these Boards. No further payments related to these Board memberships will be made, as their respective mandates have ended.
Dr. Alex Krauer, Honorary Chairman, is entitled to an amount of CHF 60 000 for annual periods from one AGM to the next. This amount was fixed in 1998 upon his departure from the Board in 1999, and has not been revised since that date. An amount of CHF 60 000 was paid to Dr. Krauer during 2016 and 2015. Due to a change in the timing of payments, an amount of CHF 45 000 was paid to Dr. Krauer, during 2014.
In 2016, Dr. Daniel Vasella, Honorary Chairman, received the contractual minimum compensation of USD 250 000 (2015: USD 250 000, 2014: USD 363 552) under an agreement which became effective on November 1, 2013 and ended in 2016. Under this agreement, Dr. Vasella is compensated at a rate of USD 25 000 per day, with an annual guaranteed minimum fee of USD 250 000. This amount is in line with compensation practices at other large companies when retired Chairmen or CEOs were retained in consulting agreements after leaving the board of directors.
In 2014, Dr. Vasella acquired an asset from a consolidated entity at fair value and exercised an option to acquire, at a future date, real estate in Risch, Zug, Switzerland. The real estate transaction closed in 2015 and Dr. Vasella acquired the Group assets from a consolidated entity for an arm’s length transaction price determined on the basis of two independent external assessments.
Transactions with an Executive Officer prior to start of employment
As announced on September 24, 2015, Dr. James E. Bradner succeeded Dr. Mark Fishman as President of the Novartis Institutes for BioMedical Research (NIBR) and member of the ECN with effect from March 1, 2016. In 2015, a subsidiary acquired Dr. Bradner’s 10 million shares (7% interest) in a non-material entity for USD 10 million. The arm’s length transaction price was determined based on the most recent round of financing of this entity.
The above disclosures related to Dr. Vasella and Dr. Bradner are made on a voluntary basis.
28. Commitments and contingencies
Leasing commitments
The Group has entered into various fixed term operational leases, mainly for cars and real estate. As of December 31, 2016 the Group’s commitments with respect to these leases, including estimated payment dates, were as follows:
(USD millions)	2016

2017	262

2018	192

2019	132

2020	104

2021	82

Thereafter	2 125

Total	2 897

Expense of current year	335

Research & Development commitments
The Group has entered into long-term research agreements with various institutions which provide for potential milestone payments by Novartis that may be capitalized. As of December 31, 2016 the Group’s commitments to make payments under those agreements, and their estimated timing, were as follows:
(USD millions)	2016

2017	385

2018	465

2019	389

2020	771

2021	1 512

Thereafter	653

Total	4 175

Other commitments
The Novartis Group entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.
Contingencies
Group companies have to observe the laws, government orders and regulations of the country in which they operate.
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.
Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Further, when one government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management’s time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to (or arise from) litigation. These factors have contributed to decisions by Novartis and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. Those government settlements have involved and may continue to involve, in current government investigations and proceedings, large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Our affiliate Novartis Pharmaceuticals Corporation is a party to such an agreement, which will expire in 2020. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.
While provisions have been made for probable losses, which management deems to be reasonable or appropriate, there are uncertainties connected with these estimates.
Note 20 contains additional information on these matters.
A number of Group companies are involved in legal proceedings concerning intellectual property rights.  The inherent unpredictability of such proceedings means that there can be no assurances as to their ultimate outcome. A negative result in any such proceeding could potentially adversely affect the ability of certain Novartis companies to sell their products or require the payment of substantial damages or royalties.
In the opinion of management, however, the outcome of these actions will not materially affect the Group’s financial position but could be material to the results of operations or cash flow in a given period.
The Group’s potential environmental remediation liability is assessed based on a risk assessment and investigation of the various sites identified by the Group as at risk for environmental remediation exposure. The Group’s future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.
Note 20 contains additional information on environmental liabilities.

29. Financial instruments – additional disclosures
(USD millions)	Note	2016 [1]	2015 [1]

Cash and cash equivalents	16	7 007	4 674

Financial assets - measured at fair value through other comprehensive income
Available-for-sale marketable securities
Debt securities	16	306	339

Equity securities	16		6

Fund investments	16	31	33

Total available-for-sale marketable securities		337	378

Available-for-sale long-term financial investments
Equity securities	13	989	1 173

Fund investments	13	107	90

Contingent consideration receivables	13	586	550

Total available-for-sale long-term financial investments		1 682	1 813

Total financial assets - measured at fair value through other comprehensive income		2 019	2 191

Financial assets - measured at amortized costs
Trade receivables and other current assets (excluding pre-payments)	15/17	10 202	10 551

Accrued interest on debt securities and time deposits	16	1	2

Time deposits with original maturity more than 90 days	16	108	164

Long-term loans and receivables from customers and finance lease, advances, security deposits	13	514	653

Total financial assets - measured at amortized costs		10 825	11 370

Financial assets - measured at fair value through the consolidated income statement
Associated companies at fair value through profit and loss		188	181

Derivative financial instruments	16	230	143

Total financial assets - measured at fair value through the consolidated income statement		418	324

Total financial assets		20 269	18 559

Financial liabilities - measured at amortized costs
Current financial debt
Interest-bearing accounts of associates payable on demand	21	1 601	1 645

Bank and other financial debt	21	836	1 185

Commercial paper	21	3 174	1 085

Current portion of non-current debt	21	178	1 659

Total current financial debt		5 789	5 574

Non-current financial debt
Straight bonds	19	17 285	17 193

Liabilities to banks and other financial institutions	19	708	706

Finance lease obligations	19	82	87

Current portion of non-current debt	19	– 178	– 1 659

Total non-current financial debt		17 897	16 327

Trade payables		4 873	5 668

Total financial liabilities - measured at amortized costs		28 559	27 569

Financial liabilities - measured at fair value through the consolidated income statement
Contingent consideration (see Note 20/22) and other financial liabilities		1 018	1 105

Derivative financial instruments	21	116	30

Total financial liabilities - measured at fair value through the consolidated income statement		1 134	1 135

Total financial liabilities		29 693	28 704

[1] Except for straight bonds (see Note 19), the carrying amount is a reasonable approximation of fair value.

Derivative financial instruments
The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2016 and 2015. Contract or underlying principal amounts indicate the gross volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that use observable market inputs at December 31, 2016 and 2015.
	Contract or underlying principal amount		Positive fair values		Negative fair values

(USD millions)	2016	2015	2016	2015	2016	2015

Currency-related instruments
Forward foreign exchange rate contracts	8 220	8 795	230	142	– 116	– 30

Over-the-Counter currency options		459		1

Total of currency-related instruments	8 220	9 254	230	143	– 116	– 30

Total derivative financial instruments included in marketable securities and in current financial debts	8 220	9 254	230	143	– 116	– 30

The following table shows by currency contract or underlying principal amount the derivative financial instruments at December 31, 2016 and 2015:
	2016

(USD millions)	EUR	USD	JPY	Other	Total

Currency-related instruments
Forward foreign exchange rate contracts	3 623	3 427	43	1 127	8 220

Total derivative financial instruments	3 623	3 427	43	1 127	8 220

	2015

(USD millions)	EUR	USD	JPY	Other	Total

Currency-related instruments
Forward foreign exchange rate contracts	2 828	4 713	42	1 212	8 795

Over-the-Counter currency options	459				459

Total of currency-related instruments	3 287	4 713	42	1 212	9 254

Total derivative financial instruments	3 287	4 713	42	1 212	9 254

Derivative financial instruments effective for hedge accounting purposes
At the end of 2016 and 2015, there were no open hedging instruments for anticipated transactions.
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of subjectivity associated with the inputs to derive fair valuation for these assets and liabilities, which are as follows:
The assets carried at Level 1 fair value are equity and debt securities listed in active markets.
The assets generally included in Level 2 fair value hierarchy are foreign exchange and interest rate derivatives and certain debt securities. Foreign exchange and interest rate derivatives are valued using corroborated market data. The liabilities generally included in this fair value hierarchy consist of foreign exchange and interest rate derivatives.
Level 3 inputs are unobservable for the asset or liability. The assets generally included in Level 3 fair value hierarchy are various investments in hedge funds and unquoted equity security investments. Contingent consideration carried at fair value is included in this category.

	2016

(USD millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total

Financial assets
Debt securities	284	22			306

Fund investments	31				31

Total available-for-sale marketable securities	315	22			337

Time deposits with original maturity more than 90 days				108	108

Derivative financial instruments		230			230

Accrued interest on debt securities				1	1

Total marketable securities, time deposits and derivative financial instruments	315	252		109	676

Available-for-sale financial investments	513		476		989

Fund investments			107		107

Contingent consideration receivables			586		586

Long-term loans and receivables from customers and finance lease, advances, security deposits				514	514

Financial investments and long-term loans	513		1 169	514	2 196

Associated companies at fair value through profit and loss			188		188

Financial liabilities
Contingent consideration payables			– 889		– 889

Other financial liabilities			– 129		– 129

Derivative financial instruments		– 116			– 116

Total financial liabilities at fair value		– 116	– 1 018		– 1 134

	2015

(USD millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total

Financial assets
Debt securities	316	23			339

Equity securities	6				6

Fund investments	29		4		33

Total available-for-sale marketable securities	351	23	4		378

Time deposits with original maturity more than 90 days				164	164

Derivative financial instruments		143			143

Accrued interest on debt securities				2	2

Total marketable securities, time deposits and derivative financial instruments	351	166	4	166	687

Available-for-sale financial investments	700		473		1 173

Fund investments			90		90

Contingent consideration receivables			550		550

Long-term loans and receivables from customers and finance lease, advances, security deposits				653	653

Financial investments and long-term loans	700		1 113	653	2 466

Associated companies at fair value through profit and loss			181		181

Financial liabilities
Contingent consideration payables			– 790		– 790

Other financial liabilities			– 315		– 315

Derivative financial instruments		– 30			– 30

Total financial liabilities at fair value		– 30	– 1 105		– 1 135

The analysis above includes all financial instruments including those measured at amortized cost or at cost.

The change in carrying values associated with Level 3 financial instruments using significant unobservable inputs during the year ended December 31 are set forth below:
	2016

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Available- for-sale financial investments	Contingent consideration receivables	Contingent consideration payables	Other financial liabilities

January 1	181	94	473	550	– 790	– 315

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	26		1	51		3

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	– 28	– 1	– 24		– 156

Fair value adjustments recognized in the consolidated statement of comprehensive income		14	– 8

Purchases	41	5	122		– 172

Cash receipts and payments				– 15	229	183

Disposals	– 3	– 5	– 18

Reclassification	– 29		– 70

December 31	188	107	476	586	– 889	– 129

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2016	– 2	– 1	– 23	51	– 156	3

	2015

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Available- for-sale financial investments	Contingent consideration receivables	Contingent consideration payables	Other financial liabilities

January 1	168	77	332		– 756

Impact of business combinations				75

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	9	7	41	1 000

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	– 25	– 1	– 35	– 75	– 57	– 587

Fair value adjustments recognized in the consolidated statement of comprehensive income		17	22

Purchases	62	24	142		– 255

Cash receipts and payments				– 450	278	272

Disposals		– 15	– 56

At equity investments reclassified due to loss of significant influence			18

Reclassification	– 33	– 15	9

December 31	181	94	473	550	– 790	– 315

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2015	– 16	6	6	925	– 57	– 587

During 2016, there were several individually non-significant transfers of available-for-sale financial investments from level 3 to level 1 for USD 75 million mainly due to Initial Public Offerings of the invested companies. No significant transfers from one level to the other occurred during the 2015 reporting period.
Realized gains and losses associated with Level 3 available-for-sale marketable securities are recorded in the consolidated income statement under “Other financial income and expense” and realized gains and losses associated with Level 3 available-for-sale financial investments are recorded in the consolidated income statement under “Other income” or “Other expense”, respectively.
If the pricing parameters for the Level 3 input were to change for associated companies at fair value through profit and loss, equity securities, fund investments and for available-for-sale financial investments by 10% positively or negatively, this would change the amounts recorded in the consolidated statement of comprehensive income by USD 77 million.
For the determination of the fair value of a contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The significance and usage of these inputs may vary among the existing contingent considerations due to differences in the triggering events for payments or in the nature of the asset the contingent consideration relates to. Among others, the inputs used are the probability of success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The inputs are interrelated. If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter 10% were added or deducted from the applied probability of success, for contingent consideration payables, other financial liabilities and contingent consideration receivables, this would change the amounts recorded in the consolidated income statement by USD 207 million and USD 182 million, respectively.
Nature and extent of risks arising from financial instruments
Market risk
Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments of liquid funds. The Group actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Group’s policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. It does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has, or writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.
Foreign currency exchange rate risk
The Group uses the USD as its reporting currency. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies. Fluctuations in the exchange rates between the US dollar and other currencies can have a significant effect on both the Group’s results of operations, including reported sales and earnings, as well as on the reported value of our assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
Because our expenditures in Swiss francs are significantly higher than our revenues in Swiss francs, volatility in the value of the Swiss franc can have a significant impact on the reported value of our earnings, assets and liabilities, and the timing and extent of such volatility can be difficult to predict. In addition, there is a risk that certain countries could take other steps which could significantly impact the value of their currencies.
The Group is exposed to a potential adverse devaluation risk on its intercompany funding and total investment in certain subsidiaries operating in countries with exchange controls. The most significant country in this respect is Venezuela, where the Group is exposed to potential devaluation losses in the income statement on its total intercompany balances with its subsidiaries in Venezuela.
The Group’s subsidiaries in Venezuela are experiencing a significant reduction in approvals for remittance of US dollars outside the country at the exchange rate available for imports of specific goods and services of national priority, including medicines and medical supplies. As a result, in November 2016, the Group changed the exchange rate applied to translate the financial statements of its Venezuelan subsidiaries from VEF 11 per USD to the floating rate of DICOM (Sistema de Divisa Complementaria) which was VEF 658 per USD as of November 1, 2016. A corresponding USD 0.3 billion revaluation loss on the outstanding intercompany balances was recognized in the fourth quarter of 2016. Due to the reserves against the intercompany balances, the net outstanding intercompany payable balance of Venezuela subsidiaries was reduced to an insignificant amount as per December 31, 2016.
The Group has an equivalent of approximately USD 2 million of cash in Venezuela local currency (VEF), which is subject to loss of purchase power due to high inflation in the country.
The Group manages its currency exposure by engaging in hedging transactions where management deems appropriate. Novartis may enter into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge.
Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. The Group only hedges the net investments in foreign subsidiaries in exceptional cases.
Commodity price risk
The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group’s businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Group’s risk management tolerance levels. Accordingly, the Group does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.
Interest rate risk
The Group addresses its net exposure to interest rate risk mainly through the ratio of its fixed rate financial debt to variable rate financial debt contained in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed upon fixed and variable interest rates.
Equity risk
The Group may purchase equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed. Call options are written on equities that the Group owns, and put options are written on equities which the Group wants to buy and for which cash is available.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, the Group periodically assesses the financial reliability of customers, taking into account their financial position, past experience and other factors. Individual risk limits are set accordingly.
The Group’s largest customer accounted for approximately 16% of net sales, and the second and third largest customers accounted for 12% and 6% of net sales, respectively (2015: 14%, 11% and 5%, respectively). No other customer accounted for 5% or more of net sales in either year.
The highest amounts of trade receivables outstanding were for these same three customers. They amounted to 14%, 9% and 6%, respectively, of the Group’s trade receivables at December 31, 2016 (2015: 13%, 9% and 6% respectively). There is no other significant concentration of credit risk.
Counterparty risk
Counterparty risk encompasses issuer risk on marketable securities and money market instruments, credit risk on cash, time deposits and derivatives as well as settlement risk for different instruments. Issuer risk is reduced by only buying securities which are at least A- rated. Counterparty credit risk and settlement risk are reduced by a policy of entering into transactions with counterparties (banks or financial institutions) that feature a strong credit rating. Exposure to these risks is closely monitored and kept within predetermined parameters. The limits are regularly assessed and determined based upon credit analysis including financial statement and capital adequacy ratio reviews. In addition, reverse repurchasing agreements are contracted and Novartis has entered into credit support agreements with various banks for derivative transactions.
The Group’s cash and cash equivalents are held with major regulated financial institutions, the three largest ones hold approximately 16.5%, 6.9% and 6.7%, respectively (2015: 21.8%, 9.6% and 8.6%, respectively).
The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.
Liquidity risk
Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Novartis manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors the Group’s net debt or liquidity position through rolling forecasts on the basis of expected cash flows.
Novartis has two US commercial paper programs under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.3 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 3.2 billion under these three programs were outstanding as per December 31, 2016 (2015: USD 1.1 billion). Novartis further has a committed credit facility of USD 6.0 billion, entered into on September 23, 2015. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. It matures in September 2020 and was undrawn as per December 31, 2016 and December 31, 2015.

The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of current financial assets and liabilities excluding trade receivables and payables as well as contingent considerations at December 31, 2016 and December 31, 2015:
	2016

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities and time deposits	32	126	110	124	53	445

Commodities					94	94

Derivative financial instruments and accrued interest	38	102	91			231

Cash and cash equivalents	5 907	1 100				7 007

Total current financial assets	5 977	1 328	201	124	147	7 777

Non-current liabilities
Financial debt				– 5 141	– 12 756	– 17 897

Financial debt - undiscounted				– 5 155	– 12 901	– 18 056

Total non-current financial debt				– 5 141	– 12 756	– 17 897

Current liabilities
Financial debt	– 5 099	– 250	– 440			– 5 789

Financial debt - undiscounted	– 5 099	– 250	– 440			– 5 789

Derivative financial instruments	– 15	– 72	– 29			– 116

Total current financial debt	– 5 114	– 322	– 469			– 5 905

Net debt	863	1 006	– 268	– 5 017	– 12 609	– 16 025

2015

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities and time deposits	22	11	200	247	62	542

Commodities					86	86

Derivative financial instruments and accrued interest	40	67	38			145

Cash and cash equivalents	4 674					4 674

Total current financial assets	4 736	78	238	247	148	5 447

Non-current liabilities
Financial debt				– 4 664	– 11 663	– 16 327

Financial debt - undiscounted				– 4 676	– 11 797	– 16 473

Total non-current financial debt				– 4 664	– 11 663	– 16 327

Current liabilities
Financial debt	– 3 258	– 289	– 2 027			– 5 574

Financial debt - undiscounted	– 3 258	– 289	– 2 028			– 5 575

Derivative financial instruments	– 8	– 20	– 2			– 30

Total current financial debt	– 3 266	– 309	– 2 029			– 5 604

Net debt	1 470	– 231	– 1 791	– 4 417	– 11 515	– 16 484

The consolidated balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Group’s contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:
2016

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	– 1 087	– 1 246	– 2 027	– 4 360

Potential inflows in various currencies - from financial derivative assets	1 109	1 287	2 051	4 447

2015

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	– 1 418	– 2 800	– 1 602	– 5 820

Potential inflows in various currencies - from financial derivative assets	1 448	2 819	1 601	5 868

Other contractual liabilities which are not part of management’s monitoring of the net debt or liquidity consist of the following items:
2016

(USD millions)	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current liabilities	– 104	– 433	– 1 694	– 4 015	– 6 246

Trade payables	– 4 873				– 4 873

2015

(USD millions)	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current liabilities	– 104	– 499	– 1 878	– 4 332	– 6 813

Trade payables and commitment for repurchase of own shares (see Note 22)	– 5 668				– 5 668

Capital risk management
Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on maintaining a strong balance sheet. Moody’s rated the Group as Aa3 for long-term maturities and as P-1 for short-term maturities and Standard & Poor’s had a rating of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.
The debt/equity ratio increased to 0.32:1 at December 31, 2016, compared to 0.28:1 at the beginning of the year.
Value at risk
The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its financial instruments.
A ten-day period is used because of an assumption that not all positions could be undone in one day given the size of the positions. Apart from contingent consideration, finance lease obligations, and long-term loans and receivables, advances and security deposits the VAR computation includes all financial assets and financial liabilities as set forth above in this Note. Trade payables and receivables are considered only to the extent they comprise a foreign currency exposure. In addition, commodities are included in the computation.
The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. The Group uses a “Delta Normal” model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward foreign currency rate movements over a sixty-day period for the calculation of VAR amounts.

The estimated potential ten-day loss in pre-tax income from the Group’s foreign currency instruments, the estimated potential ten-day loss of its equity holdings, and the estimated potential ten-day loss in fair value of its interest rate sensitive instruments (primarily financial debt and investments of liquid funds under normal market conditions) as calculated in the VAR model are the following:
(USD millions)	2016	2015

All financial instruments	541	387

Analyzed by components:
Instruments sensitive to foreign currency exchange rates	222	224

Instruments sensitive to equity market movements	26	50

Instruments sensitive to interest rates	328	353

The average, high, and low VAR amounts are as follows:
	2016

(USD millions)	Average	High	Low

All financial instruments	402	541	316

Analyzed by components:
Instruments sensitive to foreign currency exchange rates	203	245	147

Instruments sensitive to equity market movements	50	99	26

Instruments sensitive to interest rates	308	407	234

	2015

(USD millions)	Average	High	Low

All financial instruments	337	387	237

Analyzed by components:
Instruments sensitive to foreign currency exchange rates	313	418	173

Instruments sensitive to equity market movements	55	111	33

Instruments sensitive to interest rates	294	380	251

The VAR computation is a risk analysis tool designed to statistically estimate the maximum potential ten day loss from adverse movements in foreign currency exchange rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by the Group, nor does it consider the effect of favorable changes in market rates. The Group cannot predict actual future movements in such market rates and it does not claim that these VAR results are indicative of future movements in such market rates or are representative of any actual impact that future changes in market rates may have on the Group’s future results of operations or financial position.
In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario on the marketable securities which are monitored by Group Treasury. For these calculations, the Group uses the six-month period with the worst performance observed over the past twenty years in each category. For 2016 and 2015, the worst case loss scenario was calculated as follows:
(USD millions)	2016	2015

All financial instruments	6	12

Analyzed by components:
Instruments sensitive to foreign currency exchange rates		1

Instruments sensitive to equity market movements		4

Instruments sensitive to interest rates	6	7

In the Group’s risk analysis, Novartis considered this worst case scenario acceptable as it could reduce income, but would not endanger the solvency or investment grade credit standing of the Group.

30. Discontinued operations
Discontinued operations consolidated income statement segmentation
	Vaccines		Consumer Health[1]		Corporate (including eliminations)		Total discontinued operations

(USD millions)	2015	2014	2015	2014	2015	2014	2015	2014

Net sales to third parties of discontinued operations	145	1 537	456	4 279			601	5 816

Sales to continuing segments	18	65	1	13			19	78

Net sales of discontinued operations	163	1 602	457	4 292			620	5 894

Other revenues	18	32	5	33			23	65

Cost of goods sold	– 192	– 1 336	– 184	– 1 737			– 376	– 3 073

Gross profit of discontinued operations	– 11	298	278	2 588			267	2 886

Marketing & Sales	– 57	– 280	– 187	– 1 532			– 244	– 1 812

Research & Development	– 151	– 545	– 30	– 312			– 181	– 857

General & Administration	– 26	– 118	– 32	– 313			– 58	– 431

Other income	2 870	905	10 558	99	– 8	3	13 420	1 007

Other expense	– 57	– 812	– 14	– 60	– 656	– 274	– 727	– 1 146

Operating income/loss of discontinued operations	2 568	– 552	10 573	470	– 664	– 271	12 477	– 353

Income from associated companies	2	2					2	2

Income/loss before taxes of discontinued operations							12 479	– 351

Taxes							– 1 713	– 96

Net income/loss of discontinued operations							10 766	– 447

[1] Consumer Health is the aggregation of the OTC and Animal Health divisions.
The following are included in net income from discontinued operations:
(USD millions)	2015	2014

Depreciation of property, plant & equipment		– 66

Amortization of intangible assets		– 77

Impairment charges on property, plant & equipment, net	83	– 736

Impairment charges on intangible assets, net		– 405

Additions to restructuring provisions	– 1	– 14

Equity-based compensation of Novartis equity plans	– 65	– 124

31. Events subsequent to the December 31, 2016 consolidated balance sheet date
Significant transactions closed in January 2017
For significant transactions entered into in 2016 and closed in January 2017, see Note 2.
Dividend proposal for 2016 and approval of the Group’s 2016 consolidated financial statements
On January 24, 2017, the Novartis AG Board of Directors proposed the acceptance of the 2016 consolidated financial statements of the Novartis Group for approval by the Annual General Meeting on February 28, 2017. Furthermore, also on January 24, 2017, the Board proposed a dividend of CHF 2.75 per share to be approved at the Annual General Meeting on February 28, 2017. If approved, total dividend payments would amount to approximately USD 6.4 billion (2015: USD 6.6 billion) using the CHF/USD December 31, 2016 exchange rate.

32. Principal Group subsidiaries and associated companies
The following table lists the principal subsidiaries controlled by Novartis and associated companies in which Novartis is deemed to have significant influence. The equity interest percentage shown in the table also represents the share in voting rights in those entities, except where explicitly noted.
As at December 31, 2016	Share/paid-in capital [1]	Equity interest %

Algeria
Société par actions SANDOZ, Algiers	DZD 650.0 m	100

Argentina
Novartis Argentina S.A., Buenos Aires	ARS 906.1 m	100
Alcon Laboratorios S.A., Buenos Aires	ARS 83.9 m	100

Australia
Novartis Australia Pty Ltd, North Ryde, NSW	AUD 2.2	100
Novartis Pharmaceuticals Australia Pty Ltd, North Ryde, NSW	AUD 3.8 m	100
Alcon Laboratories (Australia) Pty Ltd, Frenchs Forest, NSW	AUD 2.6 m	100
Sandoz Pty Ltd, North Ryde, NSW	AUD 11.6 m	100

Austria
Novartis Austria GmbH, Vienna	EUR 1.0 m	100
Novartis Pharma GmbH, Vienna	EUR 1.1 m	100
Alcon Ophthalmika GmbH, Vienna	EUR 36 336	100
Sandoz GmbH, Kundl	EUR 32.7 m	100
EBEWE Pharma Ges.m.b.H Nfg. KG, Unterach am Attersee	EUR 1.0 m	100

Bangladesh
Novartis (Bangladesh) Limited, Gazipur	BDT 162.5 m	60

Belgium
N.V. Novartis Pharma S.A., Vilvoorde	EUR 7.1 m	100
S.A. Alcon-Couvreur N.V., Puurs	EUR 360.6 m	100
N.V. Alcon S.A., Vilvoorde	EUR 141 856	100
N.V. Sandoz S.A., Vilvoorde	EUR 19.2 m	100

Bermuda
Triangle International Reinsurance Limited, Hamilton	CHF 1.0 m	100
Novartis Securities Investment Limited, Hamilton	CHF 30 000	100
Novartis BioVentures Ltd., Hamilton	USD 12 000	100
Trinity River Insurance Co Limited, Hamilton	USD 370 000	100
Novartis Investment Limited, Hamilton	USD 30 000	100
Novartis Pharmaceutical Proprietary Ltd., Hamilton	CHF 100 000	100

Brazil
Novartis Biociências S.A., São Paulo	BRL 265.0 m	100
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé, PR	BRL 190.0 m	100

Canada
Novartis Pharmaceuticals Canada Inc., Dorval, Quebec	CAD 0 [2]	100
Alcon Canada Inc., Mississauga, Ontario	CAD 0 [2]	100
CIBA Vision Canada Inc., Mississauga, Ontario	CAD 1	100
Sandoz Canada Inc., Boucherville, Quebec	CAD 76.8 m	100

Chile
Novartis Chile S.A., Santiago de Chile	CLP 2.0 bn	100
Alcon Laboratorios Chile Ltd., Santiago de Chile	CLP 2.0 bn	100

China
Beijing Novartis Pharma Co., Ltd., Beijing	USD 30.0 m	100
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD 200	100
China Novartis Institutes for BioMedical Research Co., Ltd., Shanghai	USD 320.0 m	100
Suzhou Novartis Pharma Technology Co., Ltd., Changshu	USD 103.4 m	100
Shanghai Novartis Trading Ltd., Shanghai	USD 3.2 m	100
Alcon Hong Kong Limited, Hong Kong	HKD 77 000	100
Alcon (China) Ophthalmic Product Co., Ltd., Beijing	USD 2.2 m	100
Sandoz (China) Pharmaceutical Co., Ltd., Zhongshan	USD 36.5 m	100

Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP 7.9 bn	100
Laboratorios Alcon de Colombia S.A., Santafé de Bogotá	COP 20.9 m	100

Croatia
Sandoz d.o.o., Zagreb	HRK 25.6 m	100

Czech Republic
Novartis s.r.o., Prague	CZK 51.5 m	100
Alcon Pharmaceuticals (Czech Republic) s.r.o., Prague	CZK 31.0 m	100
Sandoz s.r.o., Prague	CZK 44.7 m	100

As at December 31, 2016	Share/paid-in capital [1]	Equity interest %

Denmark
Novartis Healthcare A/S, Copenhagen	DKK 14.0 m	100
Alcon Nordic A/S, Copenhagen	DKK 0.5 m	100
Sandoz A/S, Copenhagen	DKK 10.0 m	100

Ecuador
Novartis Ecuador S.A., Quito	USD 4.0 m	100

Egypt
Novartis Pharma S.A.E., Cairo	EGP 193.8 m	99.77
Sandoz Egypt Pharma S.A.E., New Cairo City	EGP 250 000	100

Finland
Novartis Finland Oy, Espoo	EUR 459 000	100

France
Novartis Groupe France S.A., Rueil-Malmaison	EUR 103.0 m	100
Novartis Pharma S.A.S., Rueil-Malmaison	EUR 43.4 m	100
Laboratoires Alcon S.A.S., Rueil-Malmaison	EUR 12.9 m	100
Sandoz S.A.S., Levallois-Perret	EUR 5.4 m	100

Germany
Novartis Deutschland GmbH, Wehr	EUR 155.5 m	100
Novartis Pharma GmbH, Nuremberg	EUR 25.6 m	100
Novartis Pharma Produktions GmbH, Wehr	EUR 2.0 m	100
Alcon Pharma GmbH, Freiburg im Breisgau	EUR 512 000	100
WaveLight GmbH, Erlangen	EUR 6.6 m	100
CIBA Vision GmbH, Grosswallstadt	EUR 15.4 m	100
Sandoz International GmbH, Holzkirchen	EUR 100 000	100
1 A Pharma GmbH, Oberhaching	EUR 26 000	100
Salutas Pharma GmbH, Barleben	EUR 42.1 m	100
HEXAL AG, Holzkirchen	EUR 93.7 m	100
Aeropharm GmbH, Rudolstadt	EUR 26 000	100
Novartis Business Services GmbH, Wehr	EUR 25 000	100

Gibraltar
Novista Insurance Limited, Gibraltar City	CHF 130.0 m	100

Greece
Novartis (Hellas) S.A.C.I., Metamorphosis / Athens	EUR 23.4 m	100
Alcon Laboratories Hellas- Commercial and Industrial S.A., Maroussi, Athens	EUR 5.7 m	100

Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF 545.6 m	100
Sandoz Hungary Limited Liability Company, Budapest	HUF 883.0 m	100

India
Novartis India Limited, Mumbai	INR 140.7 m	73.4
Novartis Healthcare Private Limited, Mumbai	INR 60.0 m	100
Alcon Laboratories (India) Private Limited, Bangalore	INR 1.1 bn	100
Sandoz Private Limited, Mumbai	INR 32.0 m	100

Indonesia
PT. Novartis Indonesia, Jakarta	IDR 7.7 bn	100
PT. CIBA Vision Batam, Batam	IDR 11.9 bn	100

Ireland
Novartis Ireland Limited, Dublin	EUR 25 000	100
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR 2.0 m	100
Alcon Laboratories Ireland Limited, Cork City	EUR 541 251	100

Israel
Novartis Israel Ltd., Petach Tikva	ILS 1 000	100
Optonol Ltd., Neve-Ilan	ILS 454 252	100

Italy
Novartis Farma S.p.A., Origgio	EUR 18.2 m	100
Alcon Italia S.p.A., Milan	EUR 3.7 m	100
Sandoz S.p.A., Origgio	EUR 1.7 m	100
Sandoz Industrial Products S.p.A., Rovereto	EUR 2.6 m	100

Japan
Novartis Holding Japan K.K., Tokyo	JPY 10.0 m	100
Novartis Pharma K.K., Tokyo	JPY 6.0 bn	100
Alcon Japan Ltd., Tokyo	JPY 500.0 m	100
Sandoz K.K., Tokyo	JPY 100.0 m	100

Luxembourg
Novartis Investments S.à r.l., Luxembourg-Ville	USD 100.0 m	100
Novartis Finance S.A., Luxembourg-Ville	USD 100 000	100

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR 3.3 m	100
Alcon Laboratories (Malaysia) Sdn. Bhd., Petaling Jaya	MYR 1.0 m	100
CIBA Vision Johor Sdn. Bhd., Kuala Lumpur	MYR 10.0 m	100

As at December 31, 2016	Share/paid-in capital [1]	Equity interest %

Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN 205.0 m	100
Alcon Laboratorios, S.A. de C.V., Mexico City	MXN 5.9 m	100
Sandoz, S.A. de C.V., Mexico City	MXN 468.2 m	100

Morocco
Novartis Pharma Maroc SA, Casablanca	MAD 80.0 m	100

Netherlands
Novartis Netherlands B.V., Arnhem	EUR 1.4 m	100
Novartis Pharma B.V., Arnhem	EUR 4.5 m	100
Alcon Nederland B.V., Arnhem	EUR 18 151	100
Sandoz B.V., Almere	EUR 907 560	100

New Zealand
Novartis New Zealand Ltd, Auckland	NZD 820 000	100

Norway
Novartis Norge AS, Oslo	NOK 1.5 m	100

Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR 3.9 bn	99.99

Panama
Novartis Pharma (Logistics), Inc., Panama City	USD 10 000	100
Alcon Centroamerica S.A., Panama City	PAB 1 000	100

Philippines
Novartis Healthcare Philippines, Inc., Manila	PHP 298.8 m	100
Alcon Laboratories (Philippines), Inc., Manila	PHP 16.5 m	100
Sandoz Philippines Corporation, Manila	PHP 30.0 m	100

Poland
Novartis Poland Sp. z o.o., Warszawa	PLN 44.2 m	100
Alcon Polska Sp. z o.o., Warszawa	PLN 750 000	100
Sandoz Polska Sp. z o.o., Warszawa	PLN 25.6 m	100
Lek S.A., Strykow	PLN 11.4 m	100

Portugal
Novartis Portugal SGPS Lda., Porto Salvo	EUR 500 000	100
Novartis Farma - Produtos Farmacêuticos S.A, Porto Salvo	EUR 2.4 m	100
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda., Porto Salvo	EUR 4.5 m	100
Sandoz Farmacêutica Lda., Porto Salvo	EUR 499 900	100

Romania
Novartis Pharma Services Romania S.R.L., Bucharest	RON 3.0 m	100
Alcon Romania S.R.L., Bucharest	RON 10.8 m	100
Sandoz S.R.L., Targu-Mures	RON 105.2 m	100

Russian Federation
Novartis Pharma LLC, Moscow	RUB 20.0 m	100
Alcon Farmacevtika LLC, Moscow	RUB 44.1 m	100
ZAO Sandoz, Moscow	RUB 57.4 m	100
Novartis Neva LLC, St. Petersburg	RUB 1.3 bn	100

Saudi Arabia
Saudi Pharmaceutical Distribution Co. Ltd., Riyadh	SAR 26.8 m	75

Singapore
Novartis (Singapore) Pte Ltd., Singapore Country	SGD 100 000	100
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd, Singapore Country	SGD 45.0 m	100
Novartis Asia Pacific Pharmaceuticals Pte Ltd, Singapore Country	SGD 39.0 m	100
Novartis Institute for Tropical Diseases Pte Ltd, Singapore Country	SGD 2 004	100
Alcon Singapore Manufacturing Pte Ltd, Singapore Country	SGD 101 000	100
CIBA Vision Asian Manufacturing and Logistics Pte Ltd., Singapore Country	SGD 1.0 m	100
Alcon Pte Ltd, Singapore Country	SGD 164 000	100

Slovakia
Novartis Slovakia s.r.o., Bratislava	EUR 2.0 m	100

Slovenia
Lek Pharmaceuticals d.d., Ljubljana	EUR 48.4 m	100
Sandoz Pharmaceuticals d.d., Ljubljana	EUR 1.5 m	100

South Africa
Novartis South Africa (Pty) Ltd, Midrand	ZAR 86.3 m	100
Alcon Laboratories (South Africa) (Pty) Ltd., Midrand	ZAR 201 820	100
Sandoz South Africa (Pty) Ltd, Kempton Park	ZAR 3.0 m	100

South Korea
Novartis Korea Ltd., Seoul	KRW 24.5 bn	98.55
Alcon Korea Ltd., Seoul	KRW 33.8 bn	100
Sandoz Korea Ltd., Seoul	KRW 17.8 bn	100

Spain
Novartis Farmacéutica S.A., Barcelona	EUR 63.0 m	100
Alcon Cusi S.A., El Masnou / Barcelona	EUR 11.6 m	100
Sandoz Farmacéutica S.A., Aravaca / Madrid	EUR 270 450	100
Sandoz Industrial Products S.A., Les Franqueses del Vallés / Barcelona	EUR 9.3 m	100
Abadia Retuerta S.A., Sardón de Duero / Valladolid	EUR 6.0 m	100

As at December 31, 2016	Share/paid-in capital [1]	Equity interest %

Sweden
Novartis Sverige AB, Täby / Stockholm	SEK 5.0 m	100

Switzerland
Novartis International AG, Basel	CHF 10.0 m	100
Novartis Holding AG, Basel	CHF 100.2 m	100
Novartis International Pharmaceutical AG, Basel	CHF 100 000	100
Novartis Research Foundation, Basel	CHF 29.3 m	100
Novartis Foundation for Management Development, Basel	CHF 100 000	100
Novartis Foundation for Employee Participation, Basel	CHF 100 000	100
Novartis Sanierungsstiftung, Basel	CHF 2.0 m	100
Novartis Pharma AG, Basel	CHF 350.0 m	100
Novartis Pharma Services AG, Basel	CHF 20.0 m	100
Novartis Pharma Schweizerhalle AG, Muttenz	CHF 18.9 m	100
Novartis Pharma Stein AG, Stein	CHF 251 000	100
Novartis Pharma Schweiz AG, Risch	CHF 5.0 m	100
Alcon Switzerland SA, Risch	CHF 100 000	100
Alcon Pharmaceuticals Ltd., Fribourg	CHF 200 000	100
ESBATech, a Novartis company GmbH, Schlieren	CHF 14.0 m	100
Sandoz AG, Basel	CHF 5.0 m	100
Sandoz Pharmaceuticals AG, Risch	CHF 100 000	100
Roche Holding AG, Basel	CHF 160.0 m	33/6 [3]

Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD 170.0 m	100

Thailand
Novartis (Thailand) Limited, Bangkok	THB 302.0 m	100
Alcon Laboratories (Thailand) Limited, Bangkok	THB 228.1 m	100

Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY 98.0 m	100
Alcon Laboratuvarlari Ticaret A.S., Istanbul	TRY 25.2 m	100
Sandoz Ilaç Sanayi ve Ticaret A.S., Istanbul	TRY 165.2 m	99.99
Sandoz Syntek Ilaç Hammaddeleri Sanayi ve Ticaret A.S., Tuzla - Istanbul	TRY 46.0 m	100
Sandoz Grup Saglik Ürünleri Ilaçlari Sanayi ve Ticaret A.S., Gebze - Kocaeli	TRY 50.0 m	100

United Arab Emirates
Novartis Middle East FZE, Dubai	AED 7.0 m	100

United Kingdom
Novartis UK Limited, Frimley/Camberley	GBP 25.5 m	100
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP 5.4 m	100
Novartis Grimsby Limited, Frimley/Camberley	GBP 250.0 m	100
Alcon Eye Care UK Limited, Frimley/Camberley	GBP 550 000	100
Sandoz Limited, Frimley/Camberley	GBP 2.0 m	100
Glaxosmithkline Consumer Healthcare Holdings Limited, Brentford, Middlesex	GBP 100 000	36.5

United States of America
Novartis Corporation, East Hanover, NJ	USD 72.2 m	100
Novartis Finance Corporation, New York, NY	USD 1 000	100
Novartis Capital Corporation, New York, NY	USD 1	100
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD 5.2 m	100
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD 1	100
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD 21 000	100
Genoptix, Inc., Carlsbad, CA	USD 1	100
Alcon Laboratories Holding Corporation, Fort Worth, TX	USD 10	100
Alcon Laboratories, Inc., Fort Worth, TX	USD 1 000	100
Alcon Refractivehorizons, LLC, Fort Worth, TX	USD 10	100
Alcon Research, Ltd., Fort Worth, TX	USD 12.5	100
Alcon Lensx, Inc., Aliso Viejo, CA	USD 100	100
Sandoz Inc., Princeton, NJ	USD 25 000	100
Fougera Pharmaceuticals Inc., Melville, NY	USD 1	100
Eon Labs, Inc., Princeton, NJ	USD 1	100
Novartis Vaccines and Diagnostics, Inc., Cambridge, MA	USD 3	100
Novartis Services, Inc., East Hanover, NJ	USD 1	100

Venezuela
Novartis de Venezuela, S.A., Caracas	VEF 1.4 m	100
Alcon Pharmaceutical, C.A., Caracas	VEF 5.5 m	100

In addition, the Group is represented by subsidiaries and associated companies in the following countries: Bosnia/Herzegovina, Bulgaria, Dominican Republic, Guatemala, the Former Yugoslav Republic of Macedonia, Nigeria, Peru, Puerto Rico, Ukraine and Uruguay.
1 Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.
2 Shares without par value
3 Approximately 33% of voting shares; approximately 6% of total net income and equity attributable to Novartis
m = million; bn = billion